UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number: 001-39030

CERENCE INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**83-4177087**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
25 Mall Road, Suite 416 Burlington, Massachusetts	**01803**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (857) 362-7300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	CRNC	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of these error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of March 31, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $651 million based on the closing price of the common stock on the Nasdaq Global Select Market for such date.

The number of shares of Registrant's common stock outstanding as of November 13, 2024 was 42,827,789.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. Such Proxy Statement will be filed within 120 days of the Registrant's fiscal year ended September 30, 2024.

Table of Contents

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or Form 10-K, filed by Cerence Inc. together with its consolidated subsidiaries, "Cerence", the "Company," "we," "us" or "our" unless the context indicates otherwise, contains "forward-looking statements" that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business, operations, industry, financial results, financial condition, strategy, goals, or prospects. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "forecasts," "intends," "plans," "continues," "believes," "may," "will," "goals" and words and terms of similar substance in connection with discussions of our business and future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Although we believe that the forward-looking statements contained in this Form 10-K are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

- the highly competitive and rapidly changing market in which we operate;

- adverse conditions in the automotive industry or the global economy more generally, including, without limitation, the continuation of the semiconductor shortage being experienced by the automotive industry, consumer spending and preferences, changes in interest rate levels and credit availability, fuel costs and availability, governmental incentives and regulatory requirements, and the ongoing conflicts in Ukraine and the Middle East;

- automotive production delays, including, without limitation, delays due to the increasing complexity of software included in automotive vehicles;

- the continuing effects of the COVID-19 pandemic and its impact on our business and financial performance, including the impact of new variants, and other public health events;

- our strategy to increase cloud services and inability to successfully introduce new products, applications or services and deploy generative AI and large language models (LLMs);

- escalating pricing pressures from our customers;

- the cancellation or postponement of service contracts after a design win;

- our failure to win, renew or implement service contracts;

- the loss of business from any of our largest customers;

- the impact on our business of the transition to a lower level of fixed contracts, including, but not limited to, the failure to achieve the expected predictability and growth in our reported revenue following a transition year in fiscal 2023;

- fluctuations in our financial and operating results, which may be contributed to by the following factors, among others: the volume, timing and fulfillment of customer contracts; changes in customer forecasts; the timing of receipt and accuracy of royalty reports; fluctuating sales by our customers to their end-users; pricing; and the mix of revenue from customer contracts;

- our inability to control and successfully manage our expense and cash positions;

- our transformation plans and cost efficiency initiatives, including estimated net cost savings;

- our inability to deliver improved financial results from process optimization efforts and cost reduction actions;

- disruptions arising from transitions in management personnel;

- our inability to recruit and retain qualified personnel;

- our employees are represented by workers councils or unions or are subject to local laws that are less favorable to employers than the laws of the U.S.;

- cybersecurity and data privacy incidents that damage client relations;

- interruption or delays in our services or services from data center hosting facilities or public clouds;

- economic, political, regulatory, foreign exchange and other risks of international operations;

- unforeseen U.S. and foreign tax liabilities;

- increases or decreases to valuation allowances recorded against deferred tax assets;

- impairment of our goodwill and other intangible assets;

- the failure to protect our intellectual property or allegations that we have infringed the intellectual property of others;

- defects in our software products that result in lost revenue, expensive corrections or claims against us;

- our inability to quickly respond to changes in technology and to develop our intellectual property into commercially viable products;

- our inability to expand into adjacent markets, including, without limitation, two-wheeled vehicles, trucks and AIoT, in the timeframes or levels expected;

- a significant interruption in the supply or maintenance of our third-party hardware, software, services or data;

- restrictions on our current and future operations under the terms of our debt, the use of cash to service our debt; and our inability to generate sufficient cash from our operations; and

- certain factors discussed elsewhere in this Form 10-K.

These and other factors are more fully discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in this Form 10-K. These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 10-K. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Form 10-K, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements made by us in this Form 10-K speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

Risk Factor Summary

The following is a summary of the principal risks described below in Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K. We believe that the risks described in the "Risk Factors" section are material to investors, but other factors not presently known to us or that we currently believe are immaterial may also adversely affect us. The following summary should not be considered an exhaustive summary of the material risks facing us, and it should be read in conjunction with the "Risk Factors" section and the other information contained in this Annual Report on Form 10-K.

Risks Relating to Our Business

- The market in which we operate is highly competitive and rapidly changing and we may be unable to compete successfully.

- Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

- Our process optimization and cost-reduction efforts may not be successful.

- Pandemics or disease outbreaks, such as COVID-19, have disrupted, and may continue to disrupt, our business, which could adversely affect our financial performance.

- Our strategy to increase cloud connected services may adversely affect our near-term revenue growth and results of operations.

- Pricing pressures from our customers may adversely affect our business.

- We invest effort and money seeking validation of our technology by original equipment manufacturers ("OEMs"), and there can be no assurance that we will win or be able to renew service contracts.

- Our business could be materially and adversely affected if we lost any of our largest customers.

- Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

- We may not be successful with the adoption of new products.

- The transition in our Chief Executive Officer and other senior management positions will be critical to our success, and our business could be negatively impacted if we do not successfully manage these transitions.

- We may be unable to attract and retain key personnel.

- We depend on skilled employees and could be impacted by a shortage of critical skills.

- Some of our employees are represented by workers councils or unions or are subject to local laws that are less favorable to employers than the laws of the U.S.

- Cybersecurity and data privacy incidents or breaches may damage client relations and inhibit our growth.

- Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could have a material adverse effect on our business, financial condition or results of operations.

- The development and use of artificial intelligence AI (AI) presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data and could give rise to legal and/or regulatory actions, damage our reputation or otherwise materially harm our business.

- A significant portion of our revenues and research and development activities originate outside the United States. Our results could be harmed by economic, political and regulatory risks associated with these international regions and foreign currency fluctuations.

- Our business in China is subject to aggressive competition and is sensitive to economic, market and political conditions.

- Interruptions or delays in our services or services from data center hosting facilities or public clouds could impair the delivery of our services and harm our business.

- If our goodwill or other intangible assets become impaired, our operating results could be negatively impacted.

Risks Relating to our Intellectual Property and Technology

- Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.

- Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations.

- Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers and claims against us.

- We may be unable to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products.

- We utilize certain key technologies, content and services from, and integrate certain of our solutions with, third parties and may be unable to replace those technologies, content and services if they become obsolete, unavailable or incompatible with our solutions.

Risks Relating to the Spin-Off

- The allocation of intellectual property rights and data between Nuance and Cerence as part of the Spin-Off, could adversely impact our reputation, our ability to enforce certain intellectual property rights, and our competitive position.

Risks Relating to Our Securities and Indebtedness

- The terms of the Senior Credit Facilities restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industry in which we operate, the economy and governmental regulations.

- We may evaluate whether to pay cash dividends on our common stock in the future, and the terms of our Senior Credit Facilities limit our ability to pay dividends on our common stock.

- Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business to pay our indebtedness.

- The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and results of operations and the value of our common stock.

- The accounting method for convertible debt securities that may be settled in cash, such as the Notes, could have a material effect on our reported financial results.

- Certain provisions in our organizational documents, including amendments thereto, and Delaware law may discourage takeovers.

- Our organizational documents, including amendments thereto, designate the courts of the State of Delaware or the U.S. district courts as the sole and exclusive forum for certain types of proceedings, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes.

General Risk Factors

- Tax matters may cause significant variability in our financial results and may impact our overall financial condition.

- The commercial and credit environment may adversely affect our access to, and the cost of, capital.

- Our stock price may fluctuate significantly.

- Your percentage ownership in Cerence may be diluted in the future.

- If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

PART I

Item 1. Business.

Overview

Cerence builds AI powered virtual assistants for the mobility/transportation market. Our primary target is the automobile market, but our solutions can apply to all forms of transportation including but not limited to two-wheel vehicles, planes, tractors, cruise ships and elevators. Our solutions power natural conversational and intuitive interactions between vehicles, drivers and passengers, and the broader digital world. We are a premier provider of AI-powered assistants and innovations for connected and autonomous vehicles, including one of the world's most popular software platforms for building automotive virtual assistants, such as "*Hey BMW*" and "*Ni hao Banma*". Our customers include nearly all major automobile original equipment manufacturers, or OEMs, or their tier 1 suppliers worldwide, including BMW, Daimler, FCA Group, Ford, Geely, GM, Renault-Nissan, SAIC, Toyota, Volkswagen Group, Aptiv, Bosch, Continental, DENSO TEN, NIO, XPeng and Harman. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between their brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our platform utilizes industry-leading speech recognition, natural language understanding, speech signal enhancement, text-to-speech, and acoustic modeling technology to provide a conversational AI-based solution. Virtual assistants built with our platform can enable a wide variety of modes of human-vehicle interaction, including speech, touch, handwriting, gaze tracking and gesture recognition, and can support the integration of third-party virtual assistants into the in-vehicle experience.

Our software platform is a market leader for building integrated, branded and differentiated virtual assistants for automobiles. As a unified platform and common interface for automotive cognitive assistance, our software platform provides OEMs and suppliers with an important control point with respect to the mobility experience and their brand value. Our platform is fully customizable and designed to support our customers in creating their own ecosystem in the automobile and transforming the vehicle into a hub for numerous connected devices and services. Virtual assistants built with our software platform can address user requests across a wide variety of categories, such as navigation, control, media, communication and tools. Our software platform is comprised of edge computing and cloud-connected software components and a software framework linking these components together under a common programming interface. We implement our software platform for our customers through our professional services organization, which works with OEMs and suppliers to optimize our software for the requirements, configurations and acoustic characteristics of specific vehicle models.

The market for automotive cognitive assistance is rapidly expanding. The proliferation of smartphones and smart speakers has encouraged consumers to rely on a growing number of virtual assistants and special-purpose bots for various tasks such as controlling entertainment systems and checking the news. Automobile drivers and passengers increasingly expect hands-free access to virtual assistants as part of the mobility experience, with common use cases in a variety of categories including mobility domains such as navigation, voice-activated texts, and telephone communication, automobile domains, such as automobile user guides, and ignition on-off, and generic domains, such as entertainment. To meet the increasing demand for automotive cognitive assistance and to offer differentiated mobility experiences, OEMs and suppliers are building proprietary virtual assistants into a higher proportion of their vehicles. We believe that this trend will continue and that consumer appetite for automotive cognitive assistance will grow further as vehicles become more autonomous and drivers pursue new forms of human-vehicle engagement previously not feasible during vehicle operation.

We generate revenue primarily by selling software licenses and cloud-connected services. In addition, we generate professional services revenue from our work with OEMs and suppliers during the design, development, and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. Through our over 20 years in the automotive industry, we have developed longstanding industry relationships and benefit from incumbency. We have existing relationships with nearly all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master agreements or similar commercial arrangements in place with many of our customers, supporting customer retention over the long term.

As of September 30, 2024, we had five-year remaining performance obligations of $172.7 million. As of September 30, 2024, we had variable five-year backlog of $780.0 million, which includes estimated future revenue from variable forecasted royalties related to our embedded, connected, and professional service businesses. Our estimate of forecasted royalties is based on our royalty rates for embedded and connected technologies from expected car shipments under our existing contracts over the term of the programs. Expected shipments are based on historical shipping experience, customer projections, and other information that management believes, taken collectively, provide a reasonable basis for estimating future shipments as of the date of this Form 10-K. Both our embedded and connected technologies are largely priced and sold on a per-vehicle or device basis, where we receive a single fee for either or both the embedded license and the connected service term. However, our five-year remaining performance obligations and variable five-year backlog may not be indicative of our actual future revenue. The revenue we actually recognize is uncertain and subject to numerous factors, including the number and timing of vehicles our customers ship, potential terminations or changes in scope of customer contracts, and currency fluctuations, as well as the other risks discussed below in Item IA, "Risk Factors." As of September 30, 2024, we estimate our five-year backlog to be $952.7 million, including $172.7 million of five-year remaining performance obligations and $780.0 million of five-year variable backlog. As of September 30, 2023, the estimated five-year backlog was $1.2 billion.

Our solutions have been installed in more than 500 million automobiles to date, including over 46 million new vehicles in fiscal year 2024 alone. Based on royalty reports provided by our customers and third-party reports of total vehicle production worldwide, we estimate that approximately 52% of all cars shipped during the fiscal year ended September 30, 2024 included Cerence technologies. Cerence hybrid solutions shipped on approximately 13 million vehicles during the fiscal year ended September 30, 2024. In aggregate, over 80 OEMs and Tier 1 suppliers worldwide use our solutions, covering over 70 languages and dialects, including English, German, Spanish, French, Mandarin, Cantonese, Japanese and Hindi.

In fiscal year 2024, we generated revenue of $331.5 million, an increase of 12.6% compared to $294.5 million for the fiscal year ended September 30, 2023. We recorded net loss of $588.1 million for the fiscal year ended September 30, 2024, a change of 945.4% compared to net loss of $56.3 million recorded for the fiscal year ended September 30. 2023. The financial information included herein may not necessarily reflect our results of operations in the future.

History and Corporate Information

On October 1, 2019, Nuance, a leading provider of speech and language solutions for businesses and consumers around the world, completed the legal and structural separation and distribution to its stockholders of all of the outstanding shares of our common stock, and its consolidated subsidiaries, in a tax free spin-off (the"Spin-Off"). On October 2, 2019, our common stock began regular-way trading on the Nasdaq Global Select Market under the ticker symbol CRNC.

Our principal executive offices are located at 25 Mall Road, Suite 416, Burlington, Massachusetts 01803 and our telephone number at that address is (857) 362-7300. Our website is *www.cerence.com*. We are not including the information contained in our website as part of, or incorporating it by reference into, this Form 10-K. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, as soon as reasonably practicable after we electronically file these materials with, or otherwise furnish them to, the Securities and Exchange Commission, or the SEC. The SEC maintains a website (*www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on the investor relations page of our website (*www.cerence.com/investors/overview*). Additionally, we provide notifications of news or announcements regarding our financial performance, investor events, and press and earnings releases as part of our investor relations website. We intend to use our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The information contained in our website is not included as part of, or incorporated by reference into, this Form 10-K or in any other document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Our Capabilities

Our mission is to empower the transportation ecosystem with digital platform solutions for connected and autonomous vehicles. We deliver automotive cognitive assistance solutions that are conversational and intuitive and that enable OEMs to strengthen the emotional connection with their end users through a distinct, consistent, branded experience. We continue to extend these solutions to two-wheel vehicles and trucks and other transportation means. Our principal offering is our software platform, which our customers use to build virtual assistants that can communicate, find information and take action across an expanding variety of categories, including navigation, control, media, communication, information and tools. Our software, developed in deep partnership with the automotive industry, improves the mobility experience for drivers and passengers all over the world.


Navigation
Control
Media
Communication
Information
Tools
Universal POI Search
Address Entry
Multi-Country
Restaurants
Local Business
HVAC
Command & Control
Audio Control
Car Status
Help
Radio
Local Music
W3W
Podcast
Online Music
Calling
Calendar
Messaging
Tasks
Email
Reminders
Location Sharing
Notes
POI Knowledge
Weather
General Knowledge
News
Car Manual
Flight Status
Stocks
Sports
City Events
Calc
Chat Bot
Unit Converter
Currency Converter
School Vacations
Lunar Calendar
Date & Time
Public Holidays
GEO Quiz
Horoscope

User engagement with virtual assistants built with our software platform typically begins with a voice request. Upon receiving such an input, our software platform determines what the user has said, infers user intent, and maps the request to the most applicable category and domain. Depending on the applicable domain, our software platform determines whether to respond directly or access an external data source or third-party virtual assistant, in all cases resulting in a response including spoken words or taking action. Depending on the complexity of the request and other factors, engagement may consist of multiple rapid voice interactions with the user and may combine assistance in multiple domains.

Our software platform offers a hybrid architecture combining edge software components, which are embedded in a vehicle's head unit and integrated with onboard systems, with cloud-connected components, which access data and content on external networks and support over-the-air updates. This hybrid architecture enables our software platform to combine the performance, reliability, efficiency, security and tight vehicular integration of embedded software with the flexibility that cloud connectivity provides. Response frameworks can generally be customized such that requests are processed first at the edge, controlling cloud transmission costs, or in parallel at the edge and in the cloud, to achieve higher confidence responses with low latency. Through edge computing capabilities, the platform is able to provide certain features, such as wake up words, while avoiding privacy and latency issues associated with always-listening cloud-connected technologies. Our software platform includes a common programming framework including toolkits and applications for its edge and cloud-connected components, and our customers can choose the software components that are necessary to power the experiences that they want to build and offer.

Cerence Platform Framework - Hybrid Architecture


Edge (In-Car) Products
Cloud (Connected) Services
Automatic Speech Recognition
Natural Language Understanding
Text to Speech
Text Input AI
Speech Signal Enhancement
Cloud Connector
Voice Biometrics
Automatic Speech Recognition
Text to Speech
Proactive AI
Generative Text
3rd Party Content
Custom Natural Language Understanding
Companion App
Hybrid
Connected Experience
Developer Toolkits
Applications
Analytics

We deliver our software platform through our professional services organization, which works with OEMs and suppliers to tailor it to the desired requirements, configurations and acoustic characteristics of specific vehicle models. For an initial implementation, our professional services engagements typically begin with the porting of our key technologies to the customer's specific hardware and software platforms and the development of specific dialogues and grammar libraries. Our professional services teams also work with OEMs on acoustic optimization of a system and application of our audio signal processing technologies. Following an initial implementation, our professional services organization may continue to provide services over the course of a head unit program and vehicle model lifecycle through maintenance and enhancement engagements.

Edge Software Components

Our software platform's edge software components are installed on a vehicle's head unit and can operate without access to external networks and information. We tailor our edge software components to a customer's desired use cases and a vehicle model's unique systems, sensors and data interfaces.

Capabilities of our edge software components include automatic speech recognition, natural language understanding, noise cancellation, driver and passenger voice isolation, voice biometrics, wake-up word and text-to-speech synthesis, as well as certain non-speech technologies such as gaze, gesture and touch input. Our software can support more than 70 languages and dialects. Edge deployment suits these technologies as it provides the following functionality and benefits:

- *Performance.* Processing at the edge is often necessary to meet the low latency requirements of natural conversation.
- *Vehicle Systems Integration.* Vehicle applications, sensors, and data interfaces can be integrated deeply with embedded systems.
- *Availability.* Edge-located systems are available regardless of cellular coverage and network connectivity.
- *Reduced cost.* Processing at the edge reduces or eliminates cellular data transmission costs.
- *Privacy.* Users' utterances and system outputs processed at the edge remain onboard and can immediately be purged.

Certain forms of assistant speech invocation can only be implemented using edge software. The use of wake-up words like "*Hey BMW*" and "*Ni hao Banma*" require constant listening and signal processing to identify instances when a virtual assistant should activate and respond. The same requirements apply to our JustTalk technology, which constantly listens to spoken conversation, determines speaker intent, and invokes assistance appropriately without requiring a specific invocation phase. The alternative of sending a constant stream of audio from the car interior to the cloud for processing would require enormous amounts of bandwidth and potentially create privacy concerns.

We typically sell our edge software components under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. Our customers generally provide estimates of the

8

units to be shipped for a particular program, and we review third-party market studies and work with our customers to refine and understand these projections. While these projections provide us with some reasonable visibility into future revenue, the number of units to be shipped for a particular program is not committed upfront.

Cloud-Connected Components

Our software platform's cloud-connected components are comprised of certain speech and natural language understanding related technologies, AI-enabled personalization and context-based response frameworks, and content integration platforms. Our cloud-connected speech-related technologies perform many of the same tasks as our speech-related edge components while offering enhanced functionality through increased computational power and access to external content. Cloud-connected components also support the replication of personalized settings such as voice profiles and preferences across multiple vehicles.

We offer cloud-connected components in the form of a connected service to the vehicle end user. Initial subscriptions typically have multi-year terms from the time of a vehicle's sale and are paid in advance by the OEM or supplier. Renewal options vary and are managed by our customers on behalf of vehicle end users.

Virtual Assistant Coexistence

The wide variety of use cases encompassed by automotive cognitive assistance, in the context of evolving consumer preferences, necessitates the coexistence of multiple virtual assistants within the in-vehicle environment. For example, many vehicle-related categories such as navigation and control can best be addressed by a tightly integrated, vehicle-model-specific virtual assistant. At the same time, drivers and passengers often prefer to use familiar Internet-based virtual assistants for more general domains such as entertainment.

To enable drivers and passengers to extend their digital life from outside the vehicle to inside the vehicle, our software platform can support the integration of third-party virtual assistants, providing a uniform interface for virtual assistant engagement. We have invested in our platform to develop the technology and capabilities necessary to integrate third party virtual assistants with vehicles' systems.

To make integration as seamless as possible, we have built cognitive arbitration technology that is capable of inferring user intent, determining which within a set of virtual assistants would be best suited to address a request, and sending the request to the selected assistant thus enabling users to extend their digital life into the automobile. Depending on a system's configuration and the virtual assistants to which it is connected, output can be presented back to the user through a vehicle-specific personality or through the virtual assistant's own interface. Cognitive arbitration represents an important control point with respect to the mobility experience and an important brand differentiation opportunity for OEMs and suppliers. Like the rest of our software platform, cognitive arbitration is a white label product that can be customized and branded.

Along with providing OEMs control over their brand identity, our cognitive arbitration technology is an important element in letting an OEM design the overall driver and passenger experience. This technology allows an OEM to dictate interactions with third-party virtual assistants within the vehicle, strengthening its ability to differentiate and control the overall in-vehicle experience.

Professional Services

We have a large professional services team that works with our customers in the design, development and deployment phases of a vehicle head unit program and vehicle model lifecycle, as well as in maintenance and enhancement engagements. Our range of capabilities include personalization of grammar and natural language understanding development, localization, language selection and system coverage, navigation speech data generation, system prompt recordings, porting our platform's framework and our ability to deploy cognitive arbitration technologies, and user experience reviews and studies. Our professional services team is globally distributed to serve our customers in their primary design and production jurisdictions. We typically charge manufacturers for our design and consulting work, which are primarily project-based, in line with customary non-recurring engineering industry practices.

Our Competitive Strengths

Our key competitive strengths include:

- *Industry-leading speech-related technology*. Our research shows that consumers see speech as an increasingly attractive medium for human-vehicle interaction. Nevertheless, they are often frustrated with speech recognition solutions that misunderstand spoken language or require users to speak rigid, pre-defined commands associated with a limited set of functions. Developing conversation-based automotive virtual assistants that users will perceive as natural is challenging as a matter of artificial intelligence technology, acoustic engineering and user interface design. We believe our software platform, as tailored for a specific vehicle model by our professional services organization, represents one of the most technologically advanced and highest-performing human-vehicle speech interaction systems available today. In tests performed by our customers to assess correct recognition of words, sentences, and domains, our solutions have achieved some of the highest marks relative to competitors and our offerings are backed by our portfolio of patents and associated rights.

- *Hybrid edge-cloud system architecture.* Our software platform's hybrid architecture combines the performance, reliability and tight integration that only edge software can provide with the flexibility of cloud connectivity. Cloud-reliant solutions with which our software platform competes cannot match edge software's low latency, its bandwidth efficiency or its availability in the absence of network connectivity. Moreover, emerging speech invocation paradigms such as wake up words and situationally aware invocation are most effectively implemented using edge technology.

- *Bespoke vehicle integration and acoustic tuning*. Cognitive assistance for categories such as navigation, entertainment and control requires tight integration with onboard vehicle components, which vary widely among vehicle models. Separately, speech interaction systems can be significantly hampered by the noisy environment of a vehicle cabin and must be tuned for particular acoustics and audio system components. To achieve the tight vehicle integration necessary to address these concerns, our professional services team works closely with OEMs and suppliers to customize our offerings for the particular characteristics of specific vehicle models. Our expertise in acoustics enables us to implement systems that can isolate the voices of individual speakers and support simultaneous virtual assistance for speakers in multiple zones, representing a key point of differentiation.

- *Interoperability with third-party Internet-based virtual assistants.* Virtual assistants from large technology companies have become popular with consumers. We believe that consumers want to extend the use of these assistants while traveling in their vehicles and that a comprehensive automotive cognitive assistance system requires the coexistence of multiple virtual assistants. To accommodate their end user preferences while still providing a unique and brand-specific experience, OEMs seek to offer a common in-vehicle interface with seamless integration across various virtual assistants. To this end, our software platform can support the coexistence of multiple third-party virtual assistants and provide a uniform interface for virtual assistant engagement. Our market-leading position, our focus on the automotive market and the large size of our installed base create incentives for third party virtual assistant providers to work with us and support this integration.

- *Independence from large technology companies and automobile industry players.* As vehicles become more autonomous, mobility experiences are being increasingly defined by in-cabin features and alternative forms of human-vehicle engagement. Branded, differentiated automotive cognitive assistance is thus increasingly important to OEMs' brand value. As a neutral, independent, white-label software platform vendor, we empower our customers to build branded and differentiated experiences and retain ownership of, or rights to, their system design and data. The virtual assistant coexistence enabled by our cognitive arbitration functionality is designed to allow our customers to provide access to third-party virtual assistants without ceding overall control of the cognitive assistance experience.

- *OEM alignment*. The design and development of the head unit within the vehicle ecosystem is a complex process requiring tight integration of the software and hardware components used in and with the vehicle. We believe our demonstrated long-standing capabilities in working closely with OEMs, understanding their needs, product roadmaps and global go-to-market strategies enables us to innovate our technologies to meet an OEM's specifications. Furthermore, our working relationships with OEMs uniquely allow us to market and sell our solutions on both a local and global basis in accordance with an OEM's particular requirements.

- *Broad language coverage.* Our software platform supports over 70 languages and dialects, far more than any of our competitors. As a result of our broad language support, our customers are already delivering cognitive assistance based on our software platform across the Americas, Europe and Asia, including China, the U.S. and all other large automotive markets. Our language support also enables multi-lingual capabilities for domains such as music selection, point-of-interest selection, and cross-border navigation among others, representing a critical feature for markets such as Continental Europe in which automobiles may routinely traverse multiple lingual zones. We believe that our portfolio of languages and multi-lingual capabilities represent an important competitive advantage, as the development of capabilities to support a new language is expensive and time-consuming.

- ***Broad, global network of deep relationships with OEMs and tier 1 suppliers.*** We have supplied speech recognition systems to OEMs and suppliers for over 20 years, working closely with our customers through our global professional services organization to design and integrate our solutions into their brands. Today, we work with nearly all major OEMs or their tier 1 suppliers worldwide, leveraging the geographic breadth and industry experience of our professional services teams. Our long history in the automotive industry and the global reach and experience of our over 300 professional services employees across 12 countries gives us credibility with OEMs as we seek new business with OEMs, either directly or through their tier 1 suppliers. We believe that OEMs who sell globally will value our experience in servicing and deploying solutions on a global basis. We often have master agreements or similar commercial arrangements with our customers. These master agreements help us retain customer relationships over the long term.

Our Growth Strategies

We believe our growth opportunity has three key facets: continued investment in expanding our core technology, development of new applications that extend our core technology into innovative applications, and expansion of our target market beyond automobiles. Successful execution of these key objectives could lead to the greater penetration of our offerings and key enabling technologies throughout our target markets, resulting in an increase in the revenue we are able to capture per vehicle and expansion of our market share relative to competitors.

Our primary strategies for pursuing our growth include the following:

- ***Maintain and extend product leadership.*** We intend to continue investing in developing our core product functionality and expanding the breadth of categories and domains our software platform is able to address, particularly with a view toward maintaining our market share in edge software components and growing our share in cloud-connected software functionalities. Our existing relationship with, and our proximity in the design process to, OEMs provides us with insight into the needs of the end-users and roadmaps for innovation. For instance, this insight has helped us identify and advance our technologies for autonomous driving systems, which technologies have been incorporated in solutions currently under development. Additionally, we intend to continue to invest in customizing and supporting our solutions for specific individual automobile vehicle models, resulting in tight integration of our solutions. We believe that increasing complexity of our edge software components, including with respect to multi-modal interaction, and growth in our cloud-connected product areas, including the enabling of third-party services, will enable us to increase the revenue per vehicle that we are able to generate. Additionally, we believe that these investments will help maintain our position with existing customers through new vehicle models and enable us to grow with the overall market for automotive cognitive assistance.

- ***Continue to invest in interoperability with third-party virtual assistants.*** We believe that the growing popularity of third-party virtual assistants is creating increasing demand for access to these assistants as part of the mobility experience. We also believe that complete automotive cognitive assistance requires the coexistence of multiple virtual assistants. We intend to continue to invest to develop our software platform's interoperability with third-party virtual assistants and its cognitive arbitration capabilities to maintain its position as a neutral automotive cognitive assistance platform. We believe a neutral automotive cognitive assistance platform will increasingly be valued by OEMs that prioritize maintaining their unique and branded in-car experience and the ability to control the mobility experience overall.

- ***Deliver new functionality to existing installed base.*** Our solutions have been installed in more than 500 million vehicles to date. Our large installed base represents an opportunity to deliver new features and software. Depending on system capabilities, we are able to deliver updated functionality to our users in the form of embedded software upgrades performed by dealers and over-the-air updates delivered from the cloud.

- ***Develop products that leverage our expertise in new applications.*** We have developed new products that leverage our expertise in voice-AI into new applications that will be distinct from our Edge or Cloud-connected product offerings. These new applications are expected to generate revenue using either a subscription or transaction-based model extending the company's market opportunity into new areas.

- ***Expand into adjacent transportation markets.*** Today, we primarily target the automobile market. However, our products and technology also have application to other modes of transportation. Any types of vehicles that move people are potential applications for our technology. We have integrated our technologies and solutions within the two-wheel vehicle market and have explored opportunities in trucks and recreational vehicles, public transit, and fleet markets. In total, we believe these adjacent markets represent an important growth opportunity.

Competition

The automobile cognitive assistance market is competitive. Today, we face two primary sets of competitors:

- *Large technology companies.* Many large technology companies, including Amazon, Apple, Google, Microsoft, Alibaba, Baidu and Tencent, offer Internet-based virtual assistants. Given the popularity in general of these virtual assistants, we believe that automobile drivers and riders increasingly desire the ability to use them as part of the mobility experience. To meet this demand, some of these companies have invested in technologies, such as Apple CarPlay, to make their virtual assistants more accessible within vehicle cabins.

  While these third-party virtual assistants directly compete with some of the functionality we provide as part of our software platform, they also increase the need for our software platform in two ways. First, given the fragmented and competitive nature of the virtual assistant market, it is important for OEMs and suppliers to enable their passengers to utilize a variety of virtual assistants. Our software platform's cognitive arbitration functionality can, dependent on appropriate third-party agreements, enable OEMs and suppliers to provide access to multiple third-party virtual assistants through a consistent, branded interface. Second, the noisy environment of a vehicle cabin presents significant speech processing challenges for smartphone-based third-party virtual assistants that are not designed for a specific vehicle model. Our software platform integrates with third-party virtual assistants and improves their functionality by improving the quality of speech input.

- *Small, focused competitors.* We compete for business directly with certain companies focused on voice-based virtual assistance, including SoundHound in the U.S., iFlyTek in China, and other regional and technology-focused competitors. These companies have had some success selling into our customer base. However, we believe that we have multiple meaningful competitive advantages, including our scale, our globally distributed team, our best-in-class portfolio of compatible languages, and our deep experience and focus on the automotive market. We also believe that our technology, particularly our speech signal enhancement and acoustic tuning, is superior based on benchmarking results against our competitors. We believe we will continue to be able to compete successfully against these competitors as we continue to invest in our offerings.

  Our industry has attracted, and may continue to attract, new entrants. Although we find that OEMs often prefer to maintain relationships with suppliers that have a proven record of performance, they also rigorously reevaluate suppliers on the basis of product quality, price, reliability and timeliness of delivery, product design capability, technical expertise and development capability, new product innovation, financial viability, operational flexibility, customer service and overall management.

Technology

Our software platform's edge and cloud-connected software components are based on a number of proprietary technologies. We customize these technologies for specific vehicle models and continuously update and improve our features and functionality. Our key technologies include, but are not limited to the following:

- *Speech Signal Enhancement.* A high-quality voice input signal is a precondition to reliable speech recognition and cognitive assistance. However, in a typical vehicle cabin, ambient interior sounds and noise from around the vehicle mix with infotainment system output and conversations between passengers, create a complex soundscape that can obscure virtual assistant requests. Audio signal processing technologies are therefore critical to the cognitive assistance experience. We have been developing and combining highly advanced audio signal enhancement technologies for over 20 years, and we tune our software in relation to the placement of microphones in a vehicle to create defined acoustic zones and support the isolation of individual speakers. Our technologies deliver best-in-class speech recognition results, as evidenced by tests performed by our customers to assess correct recognition of words, sentences, and domains, in which our solutions have achieved some of the highest marks relative to competitors.

- *Automatic Speech Recognition.* Our speech recognition technology, built using neural networks and specifically designed for automotive applications, is recognized as the automotive industry leader in automatic speech recognition. We support over 70 languages and dialects, representing the largest language portfolios in the speech industry. Key features of our speech recognition technology include free-form conversational interpretation, as opposed to a rigid system of predefined commands, and barge-in capabilities, enabling users to correct and modify their requests in the middle of stating them.

- *Natural Language Understanding.* Once speech has been captured and accurately converted into words, natural language understanding technology, or NLU, is necessary to match the request to the appropriate category and domain to interpret the user's intent. Our NLU system applies artificial intelligence reasoning, including predefined and learned preferences and real-time contextual information, to deliver informative responses consistent with what a user desires. NLU processing is performed by a hybrid of edge and cloud-connected software components to optimize performance, efficiency, reliability and security.

- *Vocalizer: Text-to-Speech and Natural Language Generation.* In many cases, the most useful result of a spoken query or command is a spoken response back to the user. To enable cognitive assistants to speak, we offer text-to-speech technology in more than 65 languages and dialects and over 145 distinct voices. We also have developed the technology to read text using human-like inflection and emotion as well as offer custom voices for customers who wish to differentiate themselves through an exclusive personality representing their brand.

- *Voice Biometrics.* Our software platform includes biometric functionality which can authenticate and personalize the automotive experience by recognizing users based on their voice and automatically load individual preferences and other automotive settings.

- *Push-to-Talk, Wake-Up Words and Just Talk.* Through our software platform, we are capable of offering three methods for invoking the virtual assistant, which can be implemented alone or in combination:

  - *Push-to-Talk* functionality, most commonly implemented as a button on the steering wheel or center console.

  - *Wake-Up Word* functionality, involving a spoken keyword or phrase, such as "*Hey BMW.*"

  - *Just Talk.* Our active listening technology, filters out background noise and irrelevant conversation until it hears a keyword, phrase, or command that it understands as related to an applicable domain and which is intended as a virtual assistant request. False triggers are minimized through sophisticated syntax, cadence and intonation analysis performed in real-time and can be further reduced using automobile sensors such as head or body movement trackers.

- *Cognitive Arbitration.* Our cognitive arbitration technology can route arbitrary requests to the most appropriate virtual assistant or bot, including third-party virtual assistants.

- *Non-Speech, Multimodal Input.* Our technology seeks to mimic conversational human interaction by incorporating input methods beyond speech. Our multimodal capabilities allow vehicle systems to accept multiple forms of input such as voice, gestures, gaze, predictive text and handwriting.

- *Multi-Seat Intelligence*. Due to its flexible design, our speech signal enhancement technology can be easily configured for complex multi-zone scenarios with various users and nearly arbitrary microphone configurations. Dedicated processing modes enable efficient and robust multi-user speech recognition in challenging acoustical environments. This allows for passenger interaction in individual zones like sharing music or interacting simultaneously with the car or infotainment systems, where some passengers can enjoy browsing their music by speech, while others can send emails or other work-related activities.

Research and Development

We maintain technical engineering centers in major regions of the world that help develop our software platform and its underlying components and provide our customers with local engineering capabilities and design development.

We employ approximately 800 research and development personnel around the world, including scientists, engineers and technicians. Our total research and development expenses were approximately $121.6 million, $123.3 million and $107.1 million for fiscal years 2024, 2023 and 2022, respectively.

We believe that continued investment in research and development will be critical for us to continue to deliver market-leading solutions for automotive cognitive assistance. Accordingly, we intend to continue to invest in our product portfolio and allocate available capital and resources to our growth opportunities.

Customers

Our customers include nearly all major OEMs or their tier 1 suppliers worldwide. Our automobile manufacturer customers, commonly referred to as OEMs, include BMW, XPeng, Stallantis, Ford, Daimler, Geely, Renault-Nissan, SAIC, Toyota, Harley Davidson, Volkswagen Group and many others and represented approximately 57% of our sales in fiscal year 2024. Our tier 1 supplier customers, who typically sell automobile components to the OEMs, include Aptiv, Bosch, Continental, DENSO TEN, NIO, Harman and many others and represented approximately 43% of our business in fiscal year 2024.

Our revenue base is geographically diverse. In fiscal year 2024, approximately 42%, 34% and 24% of our revenue came from the Americas, Europe and Asia, respectively.

Sales and Marketing and Professional Services

We market our offerings using a high-touch OEM solutions model. We sell directly to our customers, which include OEMs and suppliers and as described above under "Customers", and for each of our customers we assign a team comprising sales and marketing as well as professional services personnel. Our customer contracts are bespoke and vary widely, but generally represent multi-year agreements providing visibility into future revenue and helping to support retention of customer relationships over the long term.

Our sales and marketing team includes approximately 100 employees. This team includes sales representatives, account managers, sales engineers, product managers and marketing experts. As we sell our offerings to all major OEMs or their tier 1 suppliers today, our sales strategy is primarily focused on leveraging our existing customer relationships. Account managers typically have longstanding relationships with specific customers and are distributed worldwide to provide local customer coverage. We oftentimes utilize customer-specific demo days and proof-of-concepts ("POCs") in which we showcase our technology and capabilities to OEMs and tier 1 suppliers on an individual basis. These events help maintain our market presence and awareness of our platform's offerings while also providing opportunities to solicit feedback and input from our customers on our roadmap and future technologies.

Our professional services organization includes approximately 300 employees. These employees work with our customers in the design phase of the vehicle lifecycle to tailor our platform for specific requirements such as branding and also tune the software for the characteristics of a vehicle model. Our professional services team also provides post-design phase services through maintenance engagements, particular with respect to our cloud-connected solutions. The tight integration of our platform into our customers' design process and their vehicles supports our ability to win future business with those customers. Like our sales representatives, our professional services employees often have longstanding relationships with specific customers and are distributed worldwide to provide local customer coverage.

Human Capital

Summary

In August 2024, we announced a restructuring plan intended to reduce operating expenses and position us for profitable growth, which included a reduction in force. We expect the implementation of the restructuring plan will be substantially complete by the end of the first quarter of fiscal year 2025. Potential position eliminations are subject to legal requirements that vary by jurisdiction, which may extend this process beyond the first quarter of fiscal year 2025 in certain cases.

As of September 30, 2024, we had approximately 1,400 full-time employees, including approximately 100 in sales and marketing, approximately 200 in administrative functions, approximately 300 in professional services, and approximately 800 in research and development. Approximately 90% of our employees are based outside of the United States. None of our employees in the United States are represented by a labor union; however many of our employees in Europe are represented by workers councils or labor unions. To date, we have experienced no work stoppages and believe that we have a good relationship with our employees.

Culture and Work Environment

We are a group of highly motivated collaborators who share a common passion for creating meaningful change in our industry and shaping the future of mobility. We are committed to attracting and retaining the best and brightest talent and building a culture of transparency, trust, and respect.

We are proactively nurturing our culture by investing in our people, processes and professional development. We understand our people are critical for our continued success and are focused on helping our employees grow at every stage of their career. To help employees at every level develop professional skills to advance in their careers, we offer employee and manager development training. Through regular seminars and workshops, our people learn diverse skills that include leadership, negotiating, communicating, goal setting, and more. We provide access to world-class continuing education opportunities and resources including on-demand, self-paced learning opportunities via LinkedIn Learning.

Our teams are also continuously connecting through local social events, which bring teams together while promoting engagement, inclusion, and community-service. Our social committees organize numerous events including luncheons, karaoke, archery, yoga, hiking, fun runs, and community cleanup days. We also encourage employees to serve the community by offering compensated volunteer days to employees. In fiscal year 2024, we contributed over 600 community service hours globally.

Compensation, Rewards and Benefits

In addition to competitive base salaries, we provide incentive-based compensation programs to reward performance relative to key metrics. We offer comprehensive benefit options, including retirement savings plans, medical insurance, dental insurance, vision insurance, life and disability insurance, health savings accounts, flexible spending accounts, and paid time off, among others.

Diversity and Inclusion

We are a global team that seeks to build a diverse and inclusive workplace built upon the different perspectives, beliefs, and backgrounds of our people. We embrace what makes us each unique. Strengthening diversity enables us to bring our collective ideas together to make the best decisions for the global community we serve. Our leadership and our people recognize that our efforts must include and support racial, ethnic, cultural, age, experience, gender, and LGBTQ+ diversity. To support our efforts, break down biases, and improve our ways of working collaboratively toward greater innovation, we have a company-wide Gender Diversity Initiative designed to elevate female and underrepresented voices within our teams.

We are committed to pay fairness. To that end, in fiscal year 2023 we performed a compensation analysis across the organization. Our analysis confirmed our commitment to a healthy, fair compensation system. Overall, in each country large enough to permit statistical comparisons, we saw no significant differences in pay by gender when controlling for factors such as job family, level, and years of service, nor did we see differences by gender or race in the United States. We will continue to monitor compensation fairness and, where necessary, will make compensation adjustments to ensure fairness.

A diverse business must be intentionally created. While we prioritize attracting top talent, we equally value developing our people. Our Women in Technology Group is an employee-led employee resource group ("ERG") focused on promoting leadership development and career advancement for women within Cerence. Approximately 30% of women are actively involved, with more than 20% attending events regularly.

We believe it's extremely important that every employee feel welcome and valued as we strive to make our company a great place to work.

Intellectual Property

As of September 30, 2024, we own approximately 869 patents and patent applications and other intellectual property. Prior to our Spin-Off from Nuance, we entered into an Intellectual Property Agreement, which provides us with certain non-exclusive rights with respect to patents that will continue to be held by Nuance. While no individual patent or group of patents, taken alone, is considered material to our business, in the aggregate, we believe that these patents and rights provide meaningful protection for our products, technologies, and technical innovations.

Item 1A. Risk Factors.

You should carefully consider all of the information in this Form 10-K and each of the risks described below, which we believe are the material risks that we face. Some of the risks relate to our business, others to our intellectual property and technology, the consequences of the Spin-Off, the securities markets, our indebtedness and ownership of our securities. Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Form 10-K.

Risks Relating to Our Business

The market in which we operate is highly competitive and rapidly changing and we may be unable to compete successfully.

There are a number of companies that develop or may develop products that compete in the automotive voice assistance market. The market for our products and services is characterized by intense competition, evolving industry and regulatory standards, emerging business and distribution models, disruptive software technology developments, short product and service life cycles, price sensitivity on the part of customers, and frequent new product introductions, including alternatives for certain of our products that offer limited functionality at significantly lower costs or free of charge. In addition, some of our competitors have business objectives that may drive them to sell their alternative offerings at a significant discount to our offerings in the automotive voice assistant market. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers. Furthermore, existing or prospective customers may decide to develop competing products or have established, or may in the future establish, strategic relationships with our competitors. We also face significant competition with respect to cloud-based solutions in the automotive cognitive assistance market where existing and new competitors may have or have already established significant market share and product offerings.

The competition in the automotive cognitive assistance market has and could adversely affect in the future, our operating results by reducing the volume of the products and solutions we license or sell or the prices we can charge. Some of our current or potential competitors are large technology companies that have significantly greater financial, technical and marketing resources than we do, and others are smaller specialized companies that possess automotive expertise or regional focus and may have greater price flexibility than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements or may decide to offer products at low or unsustainable cost to win new business. They may also devote greater resources to the development, promotion and sale of their products than we do, and in certain cases may be able to include or combine their competitive products or technologies with other of their products or technologies in a manner whereby the competitive functionality is available at lower cost or free of charge within the larger offering. To the extent they do so, penetration of our products, and therefore our revenue, may be adversely affected. Our large competitors may also have greater access to data, including customer data, which provides them with a competitive advantage in developing new products and technologies. Our success depends substantially upon our ability to enhance our products and technologies, to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological enhancements, and to maintain our alignment with the OEMs, their technology and market strategies. If we are unable to develop new products and enhance functionalities or technologies to adapt to these changes and maintain our alignment with OEMs, our business will suffer.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business depends on, and is directly affected by, the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. Such factors have in the past and may in the future also negatively impact consumer demand for automobiles that include features such as our products. In addition, automotive production and sales can be affected by our customers' ability to continue operating in response to challenging economic conditions, and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of global automotive production has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for our products. Moreover, the automotive industry has recently experienced, and may continue to experience, a semiconductor shortage, which has negatively impacted the production of new vehicles. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions and the resulting bankruptcy of a customer, the closure of a customer manufacturing facility or the ability of a customer manufacturing facility to obtain supplies to manufacture automobiles and to ship or receive shipments of parts, supplies or finished product, may result in a reduction in automotive sales and production by our customers, and could have a material adverse effect on our business, results of operations and financial condition.

In the past couple of years, we have observed increased economic uncertainty in the United States and abroad. Impacts of such economic weakness include:

- falling overall demand for goods and services, leading to reduced profitability;

- reduced credit availability;

- higher borrowing costs;

- reduced liquidity;

- volatility in credit, equity and foreign exchange markets; and

- bankruptcies.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, have in the past and may in the future lead to market-wide liquidity problems. If banks or financial institutions where we maintain deposits enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, then our ability to access our cash and cash equivalents may be threatened and could have a material adverse effect on our business and financial condition. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

These developments, along with continued uncertainty about economic stability related to the global outbreak of COVID-19, and the ongoing conflicts in Ukraine and the Middle East, have resulted in supply chain disruption, inflation, higher interest rates, fluctuations in currency exchange rates, and uncertainty about business continuity, which may adversely affect our business and our results of operations. As our customers react to global economic conditions and the potential for a global recession, we may see them reduce spending on our products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity. Reductions in spending on our solutions, delays in automobile production or purchasing decisions, lack of renewals or the inability to attract new customers, as well as pressure for extended billing terms or pricing discounts, would limit our ability to grow our business and negatively affect our operating results and financial condition.

Our process optimization and cost-reduction efforts may not be successful.

In August 2024, we announced a restructuring plan intended to reduce operating expenses and position us for profitable growth (the "Plan"). The implementation of the Plan may be disruptive to our operations, result in higher than anticipated restructuring charges, including severance payments, payments in lieu of notice, employee benefits and related costs, and otherwise adversely affect our results of operations and financial condition. Additional risks associated with the continuing impact of the Plan include employee attrition, the ability to hire new employees in the future, diversion of management attention, and adverse effects on employee morale.

In addition, our ability to complete the Plan and achieve the anticipated benefits from the Plan within the expected time frame, or at all, is subject to management's estimates and assumptions and may vary materially from our expectations, including as a result of factors that are beyond our control. If we do not realize the expected benefits of the Plan on a timely basis, or at all, our business, results of operations and financial condition could be adversely affected. Furthermore, following completion of the Plan, our business may not be more efficient or effective than prior to the implementation of the Plan.

Pandemics or disease outbreaks, such as COVID-19, have disrupted, and may continue to disrupt, our business, which could adversely affect our financial performance.

Our business depends on, and is directly affected by, the output and sales of the global automotive industry and the use of automobiles by consumers. Pandemics or disease outbreaks, such as COVID-19, have disrupted, and may continue to disrupt, global automotive industry customer sales and production volumes. Vehicle production initially decreased significantly in China, which was first affected by COVID-19, then Europe and also the United States. Subsequent events resulted in the shutdown of manufacturing operations in China, Europe and the United States, and even though manufacturing operations have resumed, the capacity of such global manufacturing operations remains uncertain. More recently, we have seen, and anticipate that we will continue to see, supply chain challenges in the automotive industry related to semiconductor devices that are used in automobiles. As a result, we have experienced, and may continue to experience, difficulties in entering into new contracts with our customers, a decline in revenues resulting from the decrease in the production and sale of automobiles by our customers, the use of automobiles, increased difficulties in collecting payment obligations from our customers and the possibility customers will stall or not continue existing projects. These all may be further exacerbated by the global economic downturn that resulted from the pandemic which could further decrease consumer demand for vehicles or result in the financial distress of one or more of our customers.

Our strategy to increase cloud connected services may adversely affect our near-term revenue growth and results of operations.

Our leadership position has historically been derived from our products and services based on edge software technology. We have been and are continuing to develop new products and services that incorporate cloud-connected components. The design and development of new cloud-connected components will involve significant expense. Our research and development costs have increased in recent years and, together with certain expenses associated with delivering our connected services, could continue to escalate in the near future. We may encounter difficulties with designing, developing and releasing new cloud-connected components, as well as integrating these components with our existing hybrid technologies. These development issues may further increase costs and may affect our ability to innovate in a manner demanded by the market. As a result, our strategy to incorporate more cloud-connected components may adversely affect our revenue growth and results of operations.

Pricing pressures from our customers may adversely affect our business.

We have in the past, and may in the future, experience pricing pressure from our customers, including from the strong purchasing power of major OEMs. As a developer of automotive cognitive assistance components, we have been in the past, and may be in the future, expected to quote fixed prices or be forced to accept prices with annual price reduction commitments for long-term sales arrangements or discounted reimbursements for our work. We have in the past, and may in the future, encounter customers unwilling to accept the terms of our software license or non-recurring engineering agreements. Any price reductions could impact our sales and profit margins. Our future profitability will depend upon, among other things, our ability to continuously reduce the costs for our components and maintain our cost structure. Our profitability is also influenced by our success in designing and marketing technological improvements in automotive cognitive assistance systems. If we are unable to offset any price reductions in the future, our business, results of operations and financial condition would be adversely affected.

We invest effort and money seeking OEMs' validation of our technology, and there can be no assurance that we will win or be able to renew service contracts, which could adversely affect our future business, results of operations and financial condition.

We invest effort and money from the time an OEM or a tier 1 supplier begins designing for an upcoming program to the date on which the customer chooses our technology to be incorporated directly or indirectly into one or more specific vehicle models to be produced by the customer. This selection process is known as a "design win." We could expend our resources without success, and in the past we have not always been selected despite the investment of effort and money. After a design win, it is typically quite difficult for a product or technology that did not receive the design win to displace the winner until the customer begins a new selection process because it is very unlikely that a customer will change complex technology until a vehicle model is revamped. In addition, the company with the winning design may have an advantage with the customer going forward because of the established relationship between the winning company and such customer, which could make it more difficult for such company's competitors to win the designs for other service contracts. Even if we have an established relationship with a customer, any failure to perform under a service contract or innovate in response to their feedback may neutralize our advantage with that customer. If we fail to win a significant number of customer design competitions in the future or to renew a significant number of existing service contracts, our business, results of operations and financial condition would be adversely affected. The period of time from winning a contract to implementation is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation. If we are unable to renew existing service contracts, deferred revenue may be negatively impacted.

Our products are technologically complex and incorporate many technological innovations. The increasing complexity of software in automobiles has created substantial challenges for some OEMs, leading to potential delays for a new program to launch. Moreover, prospective customers generally must make significant commitments of resources to test and validate our products before including them in any particular vehicle model. The development cycles of our products with new customers are approximately six months to two years after a design win, depending on the customer and the complexity of the product. These development cycles result in us investing our resources prior to realizing any revenues from the customer contracts. Further, we are subject to the risk that a customer cancels or postpones implementation of our technology, as well as the risk that we will not be able to implement our technology successfully. Further, our sales could be less than forecast if the vehicle model is unsuccessful, including reasons unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.

Our business could be materially and adversely affected if we lost any of our largest customers.

The loss of business from any of our major customers, including as a result of lower overall demand for vehicles, cancellation of existing contracts or the failure to award us new business, has in the past and could in the future have a material adverse effect on our business, results of operations and financial condition. Alternatively, there is a risk that one or more of our major customers could be unable to pay our invoices as they become due or that a customer will simply refuse to make such payments given its financial difficulties. If a major customer becomes subject to bankruptcy or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, or if a major customer otherwise successfully procures protection against us legally enforcing its obligations, it is likely that we will be forced to record a substantial loss. In addition, certain of our customers that are tier 1 suppliers exclusively sell to certain OEMs, including some of our other customers. A bankruptcy of, or other significant disruption to, any of these OEMs could intensify any adverse impact on our business and results of operations.

Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

Our revenue and operating results may fluctuate materially in the future. These fluctuations may cause our results of operations to not meet the expectations of securities analysts or investors which would likely cause the price of our stock to decline. Factors that may contribute to fluctuations in operating results include:

- given our limited customer base, the volume, timing and fulfillment of large customer contracts;

- renewals of existing customer contracts and wins of new customer programs;

- our mix of variable, fixed prepaid or fixed minimum purchase commitment license contracts;

- increased expenditures incurred pursuing new product or market opportunities;

- the timing of the receipt and accuracy of royalty reports;

- fluctuating sales by our customers to their end-users;

- contractual counterparties failing to meet their contractual commitments to us;

- introduction of new products by us or our competitors;

- cybersecurity or data breaches;

- reduction in the prices of our products in response to competition, market conditions or contractual obligations;

- impairment of goodwill or intangible assets;

- accounts receivable that are not collectible;

- higher than anticipated costs related to fixed-price contracts with our customers;

- change in costs due to regulatory or trade restrictions;

- expenses incurred in litigation matters, whether initiated by us or brought by third-parties against us, and settlements or judgments we are required to pay in connection with disputes;

- changes in our stock compensation practices, as it relates to employee short-term incentive payments; and

- general economic trends as they affect the customer bases into which we sell.

Due to the foregoing factors, among others, our financial and operating results may fluctuate significantly from period to period. Our expense levels are based in significant part on our expectations of future revenue, and we may not be able to reduce our expenses quickly to respond to near-term shortfalls in projected revenue. Therefore, our failure to meet revenue expectations would seriously harm our operating results, financial condition and cash flows.

We may not be successful with the adoption of new products.

Part of our growth strategy includes the successful introduction of new products that will rely on subscription or transactional-based revenue generation. These represent new applications and we cannot assure the introduction of these new products, the level of adoption of these new products, or how quickly they can ramp to generate meaningful revenue. The development and launch of new products will require maintaining adequate resources, such as the appropriate personnel and technology to develop such products. We may experience delays between the time we incur expenses associated with the development and launch of new products and the revenue generated from the products. In addition, anticipated demand for the new products could decrease after we have spent time and resources on the development of the new product, or our efforts may not lead to the successful introduction of new products that are competitive, which would harm our business, results of operations and financial condition.

The transition in our Chief Executive Officer and other senior management positions will be critical to our success, and our business could be negatively impacted if we do not successfully manage these transitions.

In October 2024, Brian Krzanich succeeded Stefan Ortmanns as Chief Executive Officer of our company and as a member of our Board of Directors, or our Board. Our company also recently experienced transitions in its chief financial officer, chief technology officer and certain other senior management functions. The departure and transition of key leadership personnel can take significant knowledge and experience from our company. While this loss of knowledge and experience can be mitigated through a successful transition, there can be no assurance that we will be successful in such efforts. Further, if our new Chief Executive Officer formulates different or changed views, the future strategy and plans of our company may differ materially from those of the past. If we do not successfully manage senior leadership transitions, it could be viewed negatively by our customers, employees or investors and could have an adverse impact on our business and strategic direction.

If we are unable to attract and retain management and other key personnel, our business could be harmed.

If any of our management or other key employees were to leave, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Although we have arrangements with some of our executive officers designed to promote retention, our employment relationships are generally at-will and we have had management and other key employees leave in the past. We cannot assure you that one or more management or other key employees will not leave in the future. The departure of key leadership personnel, in particular, can take significant knowledge and experience from the Company. While this loss of knowledge and experience can be mitigated through a successful transition, there can be no assurance that we will be successful in such efforts. If we do not successfully manage the transition of management positions, it could be viewed negatively by our customers, employees or investors and could have an adverse impact on our business and strategic direction. A change in senior management, such as we experienced over the past years, also could result in our future strategy and plans differing from those of the past. In August 2024, we announced a restructuring plan, including a reduction in force, intended to reduce operating expenses and position us for profitable growth. These reductions and any additional measures we might take to reduce costs could yield unanticipated consequences, such as straining our workforce, diverting management attention, yielding attrition beyond our intended workforce reduction, or reducing employee morale. Further, we intend to continue to hire additional highly qualified personnel, including research and development and operational personnel, but may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

We depend on skilled employees and could be impacted by a shortage of critical skills.

Much of our future success depends on the continued service and availability of skilled employees, particularly with respect to technical areas. Skilled and experienced personnel in the areas where we compete are in high demand, and competition for their talents is intense. We expect that many of our key employees will receive a total compensation package that includes equity awards. We are limited in the amount of equity awards that we may issue under the terms of our equity incentive plans. Further, new regulations or volatility in the stock market could diminish our use, and the value, of our equity awards. These issues could place us at a competitive disadvantage in attracting qualified personnel or force us to offer more cash compensation.

Some of our employees are represented by workers councils or unions or are subject to local laws that are less favorable to employers than the laws of the U.S.

Most of our employees in Europe are represented by workers councils or unions. Although we believe we have a good working relationship with our employees and their legal representatives, they must approve any changes in terms which may impede efforts to restructure our workforce.

Cybersecurity and data privacy incidents or breaches may damage client relations and inhibit our growth.

The confidentiality and security of our information, and that of third parties, is critical to our business. In particular, our services involve the transmission, use, and storage of customers' and their customers' information, which may be confidential or contain personally identifiable information. Our internal computer systems and those of our current or future service providers, contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks on information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and they are being conducted by increasingly sophisticated and organized groups and individuals with a wide range of motives and expertise. The prevalent use of mobile devices also increases the risk of data security incidents.

While we maintain a broad array of information security and privacy measures, policies and practices, our networks may be breached through a variety of means, resulting in someone obtaining unauthorized access to our information, to information of our customers or their customers, or to our intellectual property; disabling or degrading service; or sabotaging systems or information. In addition, hardware, software, systems, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud or other forms of deceiving our employees, contractors, and vendors. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

While we have not experienced any material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations or the operations of third-party service providers, contractors and consultants, it could result in significant reputational, financial, legal, regulatory, business or operational harm. Any cybersecurity or data privacy incident or breach may result in:

- loss of revenue resulting from the operational disruption;

- loss of revenue or increased credit loss expense due to the inability to invoice properly or to customer dissatisfaction resulting in collection issues;

- loss of revenue due to loss of customers;

- material remediation costs to recreate or restore systems;

- material investments in new or enhanced systems in order to enhance our information security posture;

- cost of incentives offered to customers to restore confidence and maintain business relationships;

- reputational damage resulting in the failure to retain or attract customers;

- costs associated with potential litigation or governmental investigations, enforcement actions or regulatory fines;

- claims by third parties asserting that we have breached our privacy, confidentiality, data security or similar obligations;

- costs associated with any required notices of a data breach;

- costs associated with the potential loss of critical business data;

- difficulties enhancing or creating new products due to loss of data or data integrity issues; and

- other consequences of which we are not currently aware of but will discover through the remediation process.

In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches. While we expect to continue to incur significant costs to continuously enhance our information security measures to defend against the threat of cybercrime, there can be no assurance that such measures will successfully prevent service interruptions, data security incidents and other security breaches. Any cybersecurity or data privacy incidents could have a material adverse effect on our business, results of operations and financial condition.

Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could have a material adverse effect on our business, financial condition or results of operations.

Privacy and data security have become significant issues in the U.S., Europe and in many other jurisdictions where we conduct or may in the future conduct our operations. The regulatory framework for the collection, use, safeguarding, sharing and transfer of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply.

Notably, for example, on May 25, 2018, the European General Data Protection Regulation 2016/679, which is commonly referred to as GDPR, took effect. The GDPR applies to any company established in the European Economic Area ("EEA") as well as any company outside the EEA that collects or otherwise processes personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. The GDPR enhances data protection obligations for processors and controllers of personal data, including, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, requirements to conduct data protection impact assessments and taking certain measures when engaging third-party processors. The GDPR imposes additional obligations and risk upon our business and substantially increases the penalties to which we could be subject in the event of any non-compliance. Failure to comply with the requirements of the GDPR may result in potential fines. The GDPR also confers a private right of action on data subjects and nonprofit organizations, acting subject to a mandate granted by the data subject, to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Further, European data protection laws also prohibit the transfer of personal data from the EEA and Switzerland to third countries that are not considered to provide adequate protections for personal data, including the U.S., unless certain measures are in place. The European Commission has issued standard contractual clauses for data transfers from controllers or processors in the EU (or otherwise subject to the GDPR) to controllers or processors established outside the EU. The new standard contractual clauses require exporters to assess the risk of a data transfer on a case-by-case basis, including an analysis of the laws in the destination country. Further, the EU and United States have adopted its adequacy decision for the EU-U.S. Data Privacy Framework ("Framework"), which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. There has been an extension to the Framework to cover Swiss transfers to the United States. The Framework could be challenged like its predecessor frameworks. This complexity and the additional contractual burden increase our overall risk exposure. There may be further divergence in the future, including with regard to administrative burdens.

In addition, we are subject to Swiss data protection laws, including the Federal Act on Data Protection, or the FADP. While the FADP provides broad protections to personal data, on September 25, 2020, the Swiss federal Parliament enacted a revised version of the FADP, which became effective September 1, 2023. The new version of the FADP aligns Swiss data protection law with the GDPR.

Further, in addition to existing European data protection law, a further European Union regulation is being proposed. The proposed regulation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, as well as obligations and restrictions on the processing of data from an end-user's terminal equipment. The new ePrivacy Regulation is expected to have the same penalty regime as the GDPR. Negotiations for the ePrivacy Regulation are still ongoing as of the date of this report, and there is no final text or date for entry into force. Once agreed, the ePrivacy Regulation will come into force in two years from the twentieth day following its publication.

As another prominent example, we are also subject to data protection regulation in the UK. Following the UK's withdrawal from the EU on January 31, 2020 and the end of the transitional arrangements agreed between the UK and EU as of January 1, 2021, the GDPR has been incorporated into UK domestic law. United Kingdom-based organizations doing business in the European Union will need to continue to comply with the GDPR. Although the UK is regarded as a third country under the EU's GDPR, the European Commission recognizes the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing. The Information Commissioner's Office, or ICO, has recently introduced new mechanisms for international transfers of personal data originating from the UK (an International Data Transfer Agreement, or IDTA, along with a separate addendum to the EU SCCs). There has also been an extension to the Framework to cover UK transfers to the United States. We will be required to implement these new safeguards when conducting restricted cross-border data transfers and doing so will require significant effort and cost.

In addition to European data protection requirements, we face a growing body of privacy and data security requirements in the United States. At the legislative level, the CCPA, which became operative on January 1, 2020 and broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for violations and a private right of action for data breaches. Additionally, the CPRA, a ballot initiative approved in November 2020, which went into effect on January 1, 2023 significantly modified the CCPA, including by expanding consumers' rights and establishing a new state agency that has authority to implement and enforce the CCPA. Numerous other states have passed comparable legislation and many others are considering proposals for similar broad consumer privacy laws. Moreover, other states have enacted privacy laws with a more limited scope, such as the state of Washington which has enacted legislation that is focused on health privacy and a small number of states have enacted laws that target biometric privacy. Furthermore, the United States Federal Trade Commission and many state attorney generals are interpreting existing federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data.

The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal data, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. In addition to new and strengthened laws and regulations in the U.S., European Union, and United Kingdom, many foreign jurisdictions have passed new laws, strengthened existing laws, or are contemplating new laws regulating personal data. For example, we are subject to stringent privacy and data protection requirements in many countries including Singapore and Japan. Additional jurisdictions with stringent data protection laws include Brazil and China. We also continue to see jurisdictions, such as Russia, imposing data localization laws, which under Russian laws require personal information of Russian citizens to be, among other data processing operations, initially collected, stored, and modified in Russia.

Preparing for and complying with the evolving application of these laws has required and will continue to require us to incur substantial operational costs and may interfere with our intended business activities, inhibit our ability to expand into certain markets or prohibit us from continuing to offer services in those markets without significant additional costs. It is possible that these laws may impose, or may be interpreted and applied to impose, requirements that are inconsistent with our existing data management practices or the features of our services and platform capabilities. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources, may cause our customers to lose confidence in our solutions, harm our reputation, expose us to litigation, regulatory investigations and resulting liabilities including reimbursement of customer costs, damages, penalties or fines imposed by regulatory agencies; and require us to incur significant expenses for remediation.

The development and use of artificial intelligence or AI (AI) presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data and could give rise to legal and/or regulatory actions, damage our reputation or otherwise materially harm our business.

We develop and incorporate AI technology in certain of our products and services and plan to develop and incorporate additional AI technology in future products and services. Issues in the development and use of AI, including generative AI tools and large language models, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. AI presents risks, challenges, and unintended consequences that could affect our and our customers' adoption and use of this technology. AI algorithms and training methodologies may be flawed. Additionally, AI technologies are complex and rapidly evolving, and we face significant competition in the market and from other companies regarding such technologies. Our vendors may incorporate generative AI tools into their offerings without disclosing this use to us, and the providers of these generative AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach of privacy or security incident because of the use of AI, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. While we aim to develop and use AI responsibly and attempt to identify and mitigate ethical and legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. AI-related issues, deficiencies and/or failures could (i) give rise to legal and/or regulatory actions, including with respect to legislation regulating AI in jurisdictions such as the EEA, and as a result of new applications of existing data protection, privacy, intellectual property, and other laws; (ii) damage our reputation; or (iii) otherwise materially harm our business.

A significant portion of our revenues are derived, and a significant portion of our research and development activities are based, outside the United States. Our results could be harmed by economic, political, and regulatory risks associated with these international regions and foreign currency fluctuations.

Because we operate worldwide, our business is subject to risks associated with doing business internationally. We generate most of our international revenue in Europe and Asia, and we anticipate that revenue from international operations will increase in the future. In addition, some of our products are developed outside the United States. We conduct a significant portion of the development of our voice recognition and natural language understanding solutions in Canada and Germany. We also have significant research and development resources in Belgium, China, India, Italy, and the United Kingdom. We are exposed to fluctuating exchange rates of foreign currencies, including the euro, British pound, Canadian dollar, Chinese RMB, Japanese yen, Indian rupee and South Korean won. Accordingly, our future results could be harmed by a variety of factors associated with international sales and operations, including:

- adverse political and economic conditions, or changes to such conditions, in a specific region or country;

- trade protection measures, including tariffs and import/export controls, imposed by the United States and/or by other countries or regional authorities such as China, Canada or the European Union;

- the impact on local and global economies of the United Kingdom leaving the European Union;

- changes in foreign currency exchange rates or the lack of ability to hedge certain foreign currencies;

- compliance with laws and regulations in many countries, including with respect to data protection, anticorruption, labor relations, tax, foreign currency, anti-competition, import, export and trade regulations, and any subsequent changes in such laws and regulations;

- geopolitical turmoil, including terrorism and war, such as the ongoing conflicts in Ukraine and the Middle East;

- changing data privacy regulations and customer requirements to locate data centers in certain jurisdictions;

- evolving restrictions on cross-border investment, including recent enhancements to the oversight by the Committee on Foreign Investment in the United States pursuant to the Foreign Investment Risk Preview Modernization Act and substantial restrictions on investment from China;

- changes in applicable tax laws;

- difficulties in staffing and managing operations in multiple locations in many countries;

- longer payment cycles of foreign customers and timing of collections in foreign jurisdictions; and

- less effective protection of intellectual property than in the United States.

Our business in China is subject to aggressive competition and is sensitive to economic, market and political conditions.

We operate in the highly competitive automotive cognitive assistance market in China and face competition from both international and smaller domestic manufacturers. We anticipate that additional competitors, both domestic and international, may seek to enter the Chinese market resulting in increased competition. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share. There have been periods of increased market volatility and moderation in the levels of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. In addition, political tensions between China and the United States may negatively impact our ability to conduct business in China. If we are unable to grow or maintain our position in the Chinese market, the pace of growth slows or vehicle sales in China decrease, our business, results of operations and financial condition could be materially adversely affected. Government regulations and business considerations may also require us to conduct business in China through joint ventures with Chinese companies. Our participation in joint ventures would limit our control over Chinese operations and may expose our proprietary technologies to misappropriation by joint venture partners. The above risks, if realized, could have a material adverse effect on our business, results of operations and financial condition.

Interruptions or delays in our services or services from data center hosting facilities or public clouds could impair the delivery of our services and harm our business.

Because our services are complex and incorporate a variety of third-party hardware and software, our services may have errors or defects that could result in unanticipated downtime for our customers and harm to our reputation and our business. We have from time to time, found defects in our services, and new errors in our services may be detected in the future. In addition, we currently serve our customers from data center hosting facilities or third-party public clouds we directly manage. Any damage to, or failure of, the systems and facilities that serve our customers in whole or in part could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay service level agreement penalties, cause customers to terminate their on-demand services, and adversely affect our renewal rates and our ability to attract new customers.

If our goodwill or other intangible assets become impaired, our operating results could be negatively impacted.

We have significant intangible assets, including goodwill and other intangible assets, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant intangible assets are goodwill, customer relationships and patents and core technologies. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Technologies and patents are amortized on a straight-line basis over their estimated useful lives. We assess the potential impairment of goodwill on an annual basis. Whenever events or changes in circumstances indicate that the carrying value may not be recoverable, we will be required to assess the potential impairment of goodwill and other intangible assets. Factors that could trigger an impairment of such assets include the following:

- changes in our organization or management reporting structure that could result in additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit;

- significant under performance relative to historical or projected future operating results;

- significant changes in the strategy for our overall business;

- significant negative industry or economic trends;

- significant decline in our stock price for a sustained period; and

- our market capitalization declining to below net book value.

During the fiscal years ended September 30, 2024 and 2022, we recorded goodwill impairment charges of $609.2 million and $213.7 million, respectively, within the Consolidated Statement of Operations. For the fiscal year September 30, 2023, we did not have goodwill impairment.

Future adverse changes in the above or other unforeseeable factors could result in additional impairment charges that would impact our results of operations and financial position in the reporting period identified.

Risks Relating to our Intellectual Property and Technology

Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.

From time to time, we are subject to claims and legal actions alleging that we or our customers may be infringing or contributing to the infringement of the intellectual property rights of others. We may be unaware of intellectual property rights of others that may cover some of our technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from licensing certain of our products, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various arrangements. Any of these could seriously harm our business, financial condition or operations.

Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations.

Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. Unauthorized parties may attempt to copy or discover aspects of our products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to our technologies and that do not infringe our rights. In these cases, we would be unable to prevent our competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Although the source code for our proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management's efforts.

Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers and claims against us.

Complex software products such as ours may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.

We may be unable to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive to our customers, which could adversely affect our results of operations. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to be competitive. There is a risk that we will not be able to achieve the technological advances that may be necessary for us to be competitive or that certain of our products will become obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. These risks could have a material adverse effect on our business, results of operations and financial condition.

We utilize certain key technologies, content and services from, and integrate certain of our solutions with, third parties and may be unable to replace those technologies, content and services if they become obsolete, unavailable or incompatible with our solutions.

We utilize certain key technologies and content from, and/or integrate certain of our solutions with, hardware, software, services and content of third parties. Some of these vendors are also our competitors in various respects. These third-party vendors could, in the future, seek to charge us cost prohibitive fees for such use or integration or may design or utilize their solutions in a manner that makes it more difficult for us to continue to utilize their solutions, or integrate their technologies with our solutions, in the same manner or at all. Any significant interruption in the supply or maintenance of such third-party hardware, software, services or content could negatively impact our ability to offer our solutions unless and until we replace the functionality provided by this third-party hardware, software and/or content. In addition, we are dependent upon these third parties' ability to enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality or content provided by third-party vendors in the event that such technologies become obsolete or incompatible with future versions of our solutions or are otherwise not adequately maintained or updated. Any delay in or inability to replace any such functionality could have a material adverse effect on our business, results of operations and financial condition. Furthermore, delays in the release of new and upgraded versions of third-party software applications could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Spin-Off

The allocation of intellectual property rights and data between Nuance and Cerence as part of the Spin-Off, the shared use of certain intellectual property rights and data following the Spin-Off and restrictions on the use of intellectual property rights, could adversely impact our reputation, our ability to enforce certain intellectual property rights that are important to us and our competitive position.

In connection with the Spin-Off, we entered into agreements with Nuance governing the allocation of intellectual property rights and data related to our business. These agreements include restrictions on our use of Nuance's intellectual property rights and data licensed to us, including limitations on the field of use in which we can exercise our license rights. As a result, we may not be able to pursue opportunities that require use of these license rights in industries other than the automotive industry and certain ancillary fields. Moreover, the licenses granted to us under Nuance's intellectual property rights and data are non-exclusive, so Nuance may be able to license the rights and data to third parties that may compete with us. These agreements could adversely affect our position and options relating to intellectual property enforcement, licensing negotiations and monetization and access to data used in our business. We also may not have sufficient rights to grant sublicenses of intellectual property or data used in our business, and we may be subject to third party rights pertaining to the underlying intellectual property or data. These circumstances could adversely affect our ability to protect our competitive position in the industry and otherwise adversely affect our business, financial condition and results of operations.

Risks Relating to Our Securities and Indebtedness

The terms of the Senior Credit Facilities restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industry in which we operate, the economy and governmental regulations.

The terms of the Senior Credit Facilities include a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrict our ability to take some or all of the following actions:

- incur or guarantee additional indebtedness or sell disqualified or preferred stock;

- pay dividends on, make distributions in respect of, repurchase or redeem capital stock;

- make investments or acquisitions;

- create liens;

- enter into sale/leaseback transactions;

- enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

- enter into transactions with affiliates;

- prepay, repurchase or redeem certain kinds of indebtedness;

- consolidate, merge, sell or otherwise dispose of assets or sell stock of our subsidiaries; and/or

- significantly change the nature of our business.

Furthermore, the lenders under the Senior Credit Facilities have required that we pledge our assets as collateral as security for our repayment obligations and that we abide by certain financial or operational covenants. Our ability to comply with such covenants and restrictions may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. A breach of any of these covenants, if applicable, could result in an event of default under the terms of the Senior Credit Facilities. If an event of default occurred, the lenders would have the right to accelerate the repayment of such debt, and the event of default or acceleration could result in the acceleration of the repayment of any other debt to which a cross-default or cross-acceleration provision applies. We might not have, or be able to obtain, sufficient funds to make these accelerated payments, and lenders could then proceed against any collateral. Any subsequent replacement of the agreements governing the Senior Credit Facilities or any new indebtedness could have similar or greater restrictions. The occurrence and ramifications of an event of default could adversely affect our business, financial condition and results of operations. Moreover, as a result of all of these restrictions, we may be limited in how we conduct our business and pursue our strategy, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

We may evaluate whether to pay cash dividends on our common stock in the future, and the terms of our Senior Credit Facilities limit our ability to pay dividends on our common stock.

We have not paid any dividends since our formation. Our Board's decisions regarding the payment of dividends depends on consideration of many factors, such as our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements, regulatory constraints and other factors that our Board deems relevant. Additionally, the terms of the Senior Credit Facilities limit our ability to pay cash dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business to pay our indebtedness, and we may not have the ability to raise the funds necessary to settle for cash conversions of our outstanding notes (the "Notes") or to repurchase the Notes for cash upon a fundamental change, which could adversely affect our business and results of operations.

In June 2020, we issued an aggregate principal amount of $175 million 3.00% convertible senior notes due June 1, 2025, the "2025 Notes." The interest rate is fixed at 3.00% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. In June 2023, we issued an aggregate principal amount of $210 million 1.50% convertible senior notes due July 1, 2028, the "2028 Notes", and together with the 2025 Notes and the 2025 Modified Notes (as defined below), the "Notes". The interest rate is fixed at 1.50% per annum and is payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2024. We repurchased $87.5 million of the 2025 Notes with a portion of the proceeds from the sale of the 2028 Notes. The remaining 2025 Notes will mature on June 1, 2025, unless earlier converted, redeemed or repurchased. The repayment of the 2025 Notes in cash upon maturity could adversely affect our liquidity.

We may also incur additional indebtedness to meet future financing needs, including under our secured revolving credit facility portion of our Senior Credit Facilities. Our indebtedness could have significant negative consequences for our stockholders and our business, results of operations and financial condition by, among other things: (a) increasing our vulnerability to adverse economic and industry conditions; (b) limiting our ability to obtain additional financing; (c) requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes; (d) limiting our flexibility to plan for, or react to, changes in our business; (e) diluting the interests of our existing stockholders as a result of issuing our common stock upon conversion of the Notes; and (f) placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business may not generate cash flows from operations in the future that are sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flows, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, our Senior Credit Facilities contain and any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives.

Holders of the Notes have the right to require us to repurchase their Notes upon the occurrence of a fundamental change (as defined in the indentures governing the Notes) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. Upon conversion, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases in connection with such conversion and our ability to pay may additionally be limited by law, by regulatory authority, or by agreements governing our existing and future indebtedness. Our failure to repurchase the Notes at a time when the repurchase is required by the indenture governing the Notes or to pay any cash payable on future conversions as required by such indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our existing and future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions thereof.

In addition, our indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

- make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry, and competitive conditions and adverse changes in government regulations;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- place us at a disadvantage compared to our competitors who have less debt;

- limit our ability to borrow additional amounts for funding acquisitions, for working capital, and for other general corporate purposes; and

- make an acquisition of our company less attractive or more difficult.

Any of these factors could harm our business, results of operations, and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and results of operations and the value of our common stock.

In the event the conditional conversion feature of either series of the Notes is triggered, holders of such series of Notes will be entitled to convert the Notes of such series at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The conversion of some or all of the Notes would dilute the ownership interests of existing stockholders to the extent we satisfy our conversion obligation by delivering shares of our common stock upon any conversion of such Notes. Our Notes may become in the future convertible at the option of their holders under certain circumstances. If holders of our Notes elect to convert their Notes, we may settle our conversion obligation by delivering to them a significant number of shares of our common stock, which would cause dilution to our existing stockholders.

The accounting method for convertible debt securities that may be settled in cash, such as the Notes, could have a material effect on our reported financial results.

Under FASB ASC Subtopic 470-20, *Debt with Conversion and Other Options,* or ASC 470-20, an issuer was required to separately account for the liability and equity components of convertible debt instruments (such as the Notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer's economic interest cost. ASC 470-20 requires the value of the conversion options of the Notes, representing the equity component, to be recorded as additional paid-in capital within stockholders' equity in our consolidated balance sheet and as a discount to the Notes, which reduced their initial carrying value. The carrying value of the Notes, net of the applicable discount recorded, were accreted up to the principal amount of the Notes, as the case may be, from the issuance date until maturity, which resulted in non-cash charges to interest expense in our consolidated statement of operations.

In August 2020, the FASB issued Accounting Standards Update ASU 2020-06, or ASU 2020-06, with the intent to simplify ASC 470-20 and ASC subtopic 815-40, *Contracts in Entity's Own Equity,* or ASC 815-40. Among the changes, ASU 2020-06 removed the requirement to bifurcate the liability and equity components of convertible debt instruments (such as the Notes) that may be settled entirely or partially in cash upon conversion. The removal of the bifurcation of liability and equity components eliminated non-cash interest expense corresponding to the amounts recorded within equity. In addition, ASU 2020-06 precludes the use of the treasury stock method, when calculating diluted earnings per share, for convertible debt instruments that may be settled entirely or partially in cash upon conversion. We adopted ASU 2020-06 on October 1, 2022 using the modified retrospective approach. Please see *Note 2(t)* for further discussion.

We currently apply the "if-converted" method for calculating any potential dilutive effect of the conversion options embedded in the Notes on diluted net income per share, which assumes that all of the Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted net income per share to the extent we are profitable, and accounting standards may change in the future in a manner that may otherwise adversely affect our diluted net income per share.

Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware law may discourage takeovers.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent a merger or acquisition. These include, among others, provisions that:

- do not permit our stockholders to act by written consent and require that stockholder action must take place at an annual or special meeting of our stockholders, in each case except as such rights may otherwise be provided to holders of preferred stock;

- establish advance notice requirements for stockholder nominations and proposals;

- provide that a special meeting of our stockholders may only be called by our Board, the Chairman of our Board or our Chief Executive Officer, or at the request of holders of not less than 20% of the outstanding shares of our common stock; and

- limit our ability to enter into certain business combination transactions.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Cerence, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

Our organizational documents designate the courts within the State of Delaware or the U.S. district courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Amended and Restated Certificate of Incorporation provides, in all cases to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on behalf of Cerence, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of Cerence to Cerence or Cerence's stockholders, any action asserting a claim arising pursuant to the Delaware General Corporation Law, or DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or any action asserting a claim governed by the internal affairs doctrine or any other action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware. Further, this exclusive forum provision would not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the Securities Act of 1933, as amended, or the Securities Act, except that it may apply to such claims if brought derivatively on behalf of Cerence. Our Second Amended and Restated By-Laws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find any of these provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

General Risk Factors

Tax matters may cause significant variability in our financial results and may impact our overall financial condition.

Our businesses are subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including:

- projected levels of taxable income;

- pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates;

- increases or decreases to valuation allowances recorded against deferred tax assets;

- tax audits conducted and settled by various tax authorities;

- adjustments to income taxes upon finalization of income tax returns;

- the ability to claim foreign tax credits;

- the repatriation of non-U.S. earnings for which we have not previously provided for income taxes;

- changes in tax laws and their interpretations in countries in which we are subject to taxation; and

- changes to assessments of uncertain tax positions.

We regularly evaluate the need for a valuation allowance on deferred tax assets, considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. This analysis is heavily dependent upon our current and projected operating results. A decline in future operating results could provide substantial evidence that a full or partial valuation allowance for deferred tax assets is necessary, which could have a material adverse effect on our results of operations and financial condition.

The commercial and credit environment, may adversely affect our access to, and the cost of, capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions. Volatility in the world financial markets, including the recent increases in interest and inflation rates, could increase borrowing costs or affect our ability to access the capital markets. These conditions may adversely affect our ability to obtain targeted credit ratings.

Our stock price may fluctuate significantly.

The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

- actual or anticipated fluctuations in our results of operations due to factors related to our business;

- success or failure of our business strategies;

- competition and industry capacity;

- changes in interest rates and other factors that affect earnings and cash flow;

- our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;

- our ability to retain and recruit qualified personnel;

- our quarterly or annual earnings, or those of other companies in our industry;

- announcements by us or our competitors of significant acquisitions or dispositions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- the failure of securities analysts to cover, or positively cover, our common stock;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- the operating and stock price performance of other comparable companies;

- investor perception of our company and our industry;

- overall market fluctuations unrelated to our operating performance;

- results from any material litigation or government investigation;

- changes in laws and regulations (including tax laws and regulations) affecting our business;

- changes in capital gains taxes and taxes on dividends affecting stockholders; and

- general economic conditions, war, conflict or other political instability, and other external factors.

Low trading volume for our stock would amplify the effect of the above factors on our stock price volatility.

Should the market price of our shares drop significantly, stockholders may institute securities class action lawsuits against us. A lawsuit against us, such as the actions described in Part I – Item 3, "Legal Proceedings," could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Your percentage ownership in Cerence may be diluted in the future.

Your percentage ownership in Cerence may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we grant to our directors, officers, employees and other service providers. Our Board has adopted the Cerence 2019 Equity Incentive Plan, as well as the 2024 Inducement Plan, for the benefit of certain of our current and future employees, service providers and non-employee directors. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our Amended and Restated Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our Board may generally determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of the members of our Board in all events or upon the happening of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of our common stock.

From time-to-time, we may opportunistically evaluate and pursue acquisition opportunities, including acquisitions for which the consideration thereof may consist partially or entirely of newly-issued shares of our common stock and, therefore, such transactions, if consummated, would dilute the voting power and/or reduce the value of our common stock.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 of the Sarbanes-Oxley Act requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States, or GAAP, because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for shares of our common stock, and could adversely affect our ability to access the capital markets.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cyber Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing risks from cybersecurity threats. We have implemented a cybersecurity risk management program in accordance with our risk profile, which is informed by, and incorporates, elements of recognized industry standards. We leverage the support of third-party information technology and security providers, including for cybersecurity audits and risk assessments. We implement technical controls, such as multi-factor authentication and we deploy cybersecurity tools through a leading third-party cybersecurity firm to protect our systems from cybersecurity related risks. We have an enterprise risk management program and we maintain written information security policies, including an incident response plan, which is designed to establish our processes for identifying, responding to, and recovering from cybersecurity incidents. We test this incident response plan on an annual basis. Finally, we have implemented a process to assess and review the cybersecurity practices of certain third-party vendors and service providers, including through the use of vendor security questionnaires. We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, like other companies in our industry, we and our third-party vendors may, from time to time, experience threats and security incidents that could affect our information or systems. For more information, please see Item 1A - Risk Factors.

Governance Related to Cybersecurity Risks

Our cybersecurity risk management program is managed by our Information Security Management Committee. Led by our Chief Information Security Officer ("CISO"), the Information Security Management Committee is made up of cross-functional members of company management and works closely with our third-party information technology and security providers to develop and implement our cybersecurity strategy. Our CISO is responsible for the day-to-day oversight of the assessment and management of cybersecurity risks. The individual who is currently in this role has over 20 years of experience in information security. Our audit committee has oversight over cybersecurity risks. The audit committee reviews the enterprise risk management program quarterly, which includes the cybersecurity risk management program and any identified cybersecurity risks. With the input of the Information Security Management Committee and our information technology providers, the CISO regularly reports to the audit committee on our cybersecurity risk management process, including updates related to security testing, assessments, cyber risk and related cyber strategy, as applicable. In addition, the CISO makes annual cybersecurity reports to our board of directors.

Item 2. Properties.

Our corporate headquarters is located in Burlington, Massachusetts. Other large, leased sites include properties located in: Aachen and Ulm, Germany; Heerlen, Netherlands; Montreal, Canada; Shanghai and Chengdu, China; Merelbeke, Belgium; Turin, Italy; and Pune, India.

We believe our existing facilities and equipment are in good operating condition and are suitable for the conduct of our business.

Item 3. Legal Proceedings.

City of Miami Fire Fighters' and Police Officers' Retirement Trust Action

On February 25, 2022, a purported shareholder class action captioned as City Of Miami Fire Fighters' and Police Officers' Retirement Trust v. Cerence Inc., et al. (the "Securities Action") was filed in the United States District Court for the District of Massachusetts, naming the Company and two of its former officers as defendants. Following the court's selection of a lead plaintiff and lead counsel, an amended complaint was filed on July 26, 2022. The plaintiff claims to be suing on behalf of anyone who purchased the Company's common stock between November 16, 2020 and February 4, 2022. The lawsuit alleges that material misrepresentations and/or omissions of material fact regarding the Company's operations, financial performance and prospects were made in the Company's public disclosures during the period from November 16, 2020 to February 4, 2022, in violation of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The plaintiff seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney's fees. On September 9, 2022, the defendants in the Securities Action moved to dismiss the action in its entirety. On March 25, 2024, the court granted in part and denied in part the motion to dismiss, dismissing certain of the alleged misrepresentations and omissions while allowing claims challenging certain other alleged misrepresentations and omissions to proceed. On April 15, 2024, the defendants filed their answer to the amended complaint. On August 14, 2024, the parties conducted a mediation and thereafter the parties agreed to settle the matter for $30.0 million, subject to court approval. On September 18, 2024, the Court granted preliminary approval of the settlement and scheduled a final settlement approval hearing on December 16, 2024. The entire settlement amount is being funded by insurance proceeds. As of September 30,

2024, we have recorded a $30.0 million receivable related to the insurance proceeds within Prepaid and other current assets and a $30.0 million liability related to the settlement within Accrued expenses and other current liabilities within the Consolidated Balance Sheets.

Derivative Actions

On May 10 and 12, 2022, respectively, plaintiffs William Shafer and Peter Morse filed shareholder derivative complaints in the United States District Court for the District of Massachusetts on behalf of Cerence Inc. against defendants (and former officers) Sanjay Dwahan and Mark J. Gallenberger as well as board members Arun Sarin, Thomas Beaudoin, Marianne Budnik, Sanjay Jha, Kristi Ann Matus, Alfred Nietzel and former CEO and board member Stefan Ortmanns. These actions are premised on factual contentions substantially similar to those made in the Securities Action and contain substantially similar legal contentions. As such, on June 13, 2022, at the parties' request, the court consolidated these derivative actions into a single action and appointed co-lead counsel for plaintiffs in that consolidated action. On May 24, 2024, defendants filed a motion to dismiss under the forum selection clause in the Company's charter, and on June 7, 2024, plaintiffs opposed the motion to dismiss. The parties are awaiting the court's decision on the motion to dismiss.

Three shareholder derivative complaints making factual and legal contentions substantially similar to those raised in the consolidated federal derivative action have been also filed in the Delaware Court of Chancery: the first filed on October 19, 2022 by plaintiff Melinda Hipp against the defendants named in the consolidated federal derivative action and board member Douglas Davis, the second filed on August 17, 2023 by plaintiff Catherine Fleming against the defendants named in the consolidated federal derivative action, and the third filed on July 10, 2024 by plaintiff Alberto Goncalves against the defendants named in the consolidated federal derivative action. On October 20, 2023, Ms. Hipp voluntarily dismissed her action with prejudice. On June 26, 2024, the court stayed the Fleming action pending the outcome of mediation. On August 12, 2024, the court stayed the Goncalves action pending the outcome of mediation.

Given the uncertainty of litigation, the preliminary stage of the cases, and the legal standards that must be met for, among other things, derivative standing and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from these derivative actions.

A.P., a minor, by and through her guardian, Carlos Pena and Carlos Pena Action

On March 24, 2023, plaintiffs A.P., a minor, by and through her guardian, Carlos Pena, and Carlos Pena, each individually and on behalf of similarly situated individuals filed a purported class action lawsuit in the Circuit Court of Cook County, Illinois, Chancery Division (Case. No. 2023CH02866 (Cir. Ct. Cook Cnty. 2023)). The case was removed to Federal Court (Case No. 1:23CV2667 (N.D. Ill.)), and then severed and remanded back in part, so there are two pending cases. Plaintiffs subsequently amended the federal complaint twice, with the latest second amended complaint, filed on July 13, 2023, adding plaintiffs Randolph Freshour and Vincenzo Allan, each also filing individually and on behalf of similarly situated individuals. Plaintiffs allege that Cerence violated the Illinois Biometric Information Privacy Act ("BIPA"), 740 ILCS 14/1 et seq. through Cerence's Drive Platform technology, which is integrated in various automobiles. The named plaintiffs allegedly drove or rode in a vehicle with Cerence's Drive Platform technology. Across both cases, plaintiffs allege that Cerence violated: (1) BIPA Section 15(a) by possessing biometrics without any public written policy for their retention or destruction; (2) BIPA Section 15(b) by collecting, capturing, or obtaining biometrics without written notice or consent; (3) BIPA Section 15(c) by profiting from biometrics obtained from Plaintiffs and putative class members; and (4) BIPA Section 15(d) by disclosing biometrics to third party companies without consent. Cerence has filed motions to dismiss both cases. On February 27, 2024, the Circuit Court issued an order denying Cerence's motion to dismiss. On April 16, 2024, Cerence filed its answer and affirmative defenses, a motion to certify the Court's order on Cerence's motion to dismiss, and a motion to stay. Thereafter, in exchange for Cerence withdrawing its motions to certify and stay, plaintiffs filed amended complaints in both the Circuit Court and Federal Court. Cerence's answers in the Federal Court and Circuit Court were due on July 15 and July 18, 2024, respectively, which the Company filed on such dates. Plaintiffs are seeking statutory damages of $5,000 for each willful and/or reckless violation of BIPA and, alternatively, damages of $1,000 for each negligent violation of BIPA. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Samsung Electronics Co. Ltd and Samsung Electronics America, Inc.

On March 15, 2024, Cerence filed its second patent infringement complaint against Samsung alleging infringement of four Cerence patents. In its responsive pleading on July 10, 2024, Samsung asserted counterclaims, alleging infringement of U.S. Patent Nos. 10,395,657; 10,720,162; 11,823,682; and 9,583,103 against the Cerence Assistant. Samsung seeks damages, including trebled damages, and its costs and fees. Cerence filed its answer denying the allegations and counterclaims of invalidity and noninfringement on September 4, 2024. Trial is scheduled to begin in January 2026. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Other Legal Proceedings

From time to time, we may become a party to other legal proceedings, including, without limitation, product liability claims, employment matters, commercial disputes, governmental inquiries and investigations (which may in some cases involve our entering into settlement arrangements or consent decrees), and other matters arising out of the ordinary course of our business. While the results of any legal proceeding cannot be predicted with certainty, in our opinion none of these other pending matters are currently anticipated to have a material adverse effect on our consolidated financial position, liquidity or results of operations.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "CRNC" since October 2, 2019. Prior to that date, there was no public trading market for our common stock. A "when-issued" trading market for our common stock existed between September 17, 2019 and October 1, 2019 under the symbol "CRNCV".

Holders of Common Stock

As of November 13, 2024, there were 442 holders of record of our common stock. This number does not reflect beneficial owners whose shares are held in street name.

Dividend Policy

We have not paid any dividends since our formation. We may evaluate whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we would consider in establishing a dividend policy are the capital needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the Senior Credit Facilities limit our ability to pay cash dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

Performance Graph

The graph below compares the cumulative total shareholder return of our common stock for the last five years with the Russell 2000 and the S&P Software & Services Select indices. The information presented assumes an initial investment of $100 on October 2, 2019, the date our common stock began regular-way trading on the Nasdaq Global Select Market. The graph shows the value that each of these investments would have had at the end of each fiscal year.

The comparisons shown in the graph below are based upon historical data. We caution that the stock price performance shown in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock.



	10/2/2019	9/30/2020	9/30/2021	9/30/2022	9/30/2023	9/30/2024
Cerence Inc.	$ 100.00	$ 318.37	$ 626.12	$ 102.61	$ 132.70	$ 20.52
Russell 2000	$ 100.00	$ 101.90	$ 148.98	$ 112.51	$ 120.65	$ 150.71
S&P Software & Services Select	$ 100.00	$ 131.74	$ 189.66	$ 118.19	$ 140.34	$ 177.50

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

Not applicable.

Item 6. Reserved.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, (the "MD&A"), describes the principal factors, based on management's assessment, which had a material impact on our results of operations, financial condition and liquidity, as well as our critical accounting estimates. Our MD&A generally includes a discussion of results of operations, financial condition, liquidity and capital resources related to year-over-year comparisons between fiscal years ended September 30, 2024 and 2023, as well as fiscal years ended September 30, 2023 and 2022.

The following discussion and analysis presented below should be read in conjunction with the Consolidated Financial Statements and the corresponding notes, included elsewhere in this Form 10-K. The information presented in this section includes forward-looking statements, which are described in detail in the section titled "Cautionary Statement Concerning Forward-Looking Statements." The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those made, projected, or implied in the forward-looking statements. See Item 1A. "Risk Factors" for a discussion of the risks, uncertainties, and assumptions associated with these statements.

Overview

Cerence builds AI powered virtual assistants for the mobility/transportation market. Our primary target is the automobile market, but our solutions can apply to all forms of transportation including, but not limited to, two-wheel vehicles, planes, tractors, cruise ships and elevators. Our solutions power natural conversational and intuitive interactions between automobiles, drivers and passengers, and the broader digital world. We possess one of the world's most popular software platforms for building automotive virtual assistants. Our customers include nearly all major OEMs or their tier 1 suppliers worldwide. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between automobile brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our principal offering is our software platform, which our customers use to build virtual assistants that can communicate, find information and take action across an expanding variety of categories. Our software platform has a hybrid architecture combining edge software components with cloud-connected components. Edge software components are installed on a vehicle's head unit and can operate without access to external networks and information. Cloud-connected components are comprised of certain speech and natural language understanding related technologies, AI-enabled personalization and context-based response frameworks, and content integration platform.

We generate revenue primarily by selling software licenses and cloud-connected services. Our edge software components are typically sold under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. We typically license cloud-connected software components in the form of a service to the vehicle end user, which is paid for in advance. In addition, we generate professional services revenue from our work with our customers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. We have existing relationships with nearly all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue.

Business Trends

We experienced a 12.6% increase in total revenue during fiscal year 2024. The increase in revenues was driven by connected services revenue due to the early termination of a legacy contract acquired by Nuance through a 2013 acquisition and the termination of services provided to a separate customer, who in turn provided services to our legacy customer. The increase was partially offset by decreases in license revenue primarily due to lower volume of licensing royalties. Our license revenue is highly dependent on vehicle production, the timing and volume of which continues to be impacted by the changing dynamics in the global automotive industry. Macroeconomic conditions such as high interest rates and lack of credit availability have contributed to production delays and slowdowns. The decrease in our professional services revenues was primarily driven by our arrangements and the related timing of fulfilling performance obligations under the contracts.

During fiscal year 2024, total cost of revenues decreased by 8.3% compared to fiscal year 2023, primarily driven by the declines in license and professional services revenues. Total operating expenses increased by 263.9% during fiscal year 2024, primarily driven by a goodwill impairment charge of $609.2 million recognized in fiscal year 2024. Total operating expenses excluding the goodwill charge decreased 5.1%, primarily driven by cost savings initiatives intended to reduce operating expenses and position us for profitable growth. Restructuring and other costs, net increased $5.2 million, driven by severance charges related to the elimination of personnel and consulting costs relating to our transformation initiatives.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP, and the rules and regulations of the SEC. The consolidated financial statements reflect all adjustments considered necessary for a fair presentation of the consolidated results of operations and financial position for the fiscal years presented. All such adjustments are of a normal recurring nature.

The consolidated financial statements include the accounts of the Company, as well as those of its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

Key Metrics

In evaluating our financial condition and operating performance, we focus on revenue, operating margins, and cash flow from operations.

For the fiscal year 2024 as compared to fiscal year 2023:

- Total revenue increased by $37.0 million, or 12.6%, from $294.5 million to $331.5 million.

- Operating margin decreased by 165.7 percentage points from negative 9.2% to negative 174.9%.

- Cash from operating activities changed by $9.7 million, or 129.4%, from cash provided by operating activities of $7.5 million to cash provided by operating activities of $17.2 million.

For fiscal year 2023 as compared to fiscal year 2022:

- Total revenue decreased by $33.4 million, or 10.2%, from $327.9 million to $294.5 million.

- Operating margin increased by 47.0 percentage points from negative 56.2% to negative 9.2%.

- Cash from operating activities changed by $9.6 million, or 450.7%, from cash used in operating activities of $2.1 million to cash provided by operating activities of $7.5 million.

Operating Results

The following table shows the Consolidated Statements of Operations for the fiscal years 2024, 2023 and 2022 (dollars in thousands):

		2024		2023		2022
Revenues:						
License	$	124,746	$	145,159	$	158,610
Connected services		133,444		75,071		85,571
Professional services		73,314		74,245		83,710
Total revenues		331,504		294,475		327,891
Cost of revenues:						
License	$	6,060	$	8,522	$	2,698
Connected services		24,787		22,995		22,722
Professional services		56,282		63,232		68,764
Amortization of intangibles		103		414		2,984
Total cost of revenues		87,232		95,163		97,168
Gross profit		244,272		199,312		230,723
Operating expenses:						
Research and development	$	121,563	$	123,333	$	107,116
Sales and marketing		21,725		27,504		31,098
General and administrative		52,468		57,903		42,653
Amortization of intangible assets		2,203		5,854		11,516
Restructuring and other costs, net		17,077		11,917		8,965
Goodwill impairment		609,172		—		213,720
Total operating expenses		824,208		226,511		415,068
Loss from operations		(579,936)		(27,199)		(184,345)
Interest income		5,353		4,471		1,007
Interest expense		(12,553)		(14,769)		(14,394)
Other income (expense), net		2,526		1,108		(1,019)
Loss before income taxes		(584,610)		(36,389)		(198,751)
Provision for income taxes		3,468		19,865		112,075
Net loss	$	(588,078)	$	(56,254)	$	(310,826)

Our revenue consists primarily of license revenue, connected services revenue and revenue from professional services. License revenue primarily consists of license royalties associated with our edge software components. Our edge software components are typically sold under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. Our contracts contain variable, fixed prepaid or fixed minimum purchase commitment components. Revenue is recognized and cash is collected for variable contracts over the license distribution period. The fixed contracts typically provide the customer with a price discount and can include the conversion of a variable contract that was previously included in our estimated future revenues from variable forecasted royalties. Revenue for fixed contracts is recognized when the software is made available to the customer, which has typically occurred at the time the contract is signed. Cash is typically expected to be collected for a fixed prepaid deal at the inception of the contract. Cash is expected to be collected for a fixed minimum commitment deal over the license distribution period. During fiscal year 2023, we had a reduction in contributions from our fixed license contracts due to our decision to limit the level of such contracts on a go-forward basis which contributed to a decline in reported license revenue for fiscal years 2023 and 2024. Going forward, we will continue to assess the levels of fixed license contracts and make adjustments, as necessary. See Note 3 to the accompanying consolidated financial statements for further discussion of our revenue, deferred revenue performance obligations and the timing of revenue recognition. Costs of license revenue primarily consist of third-party royalty expenses for certain external technologies we leverage.

Connected services revenue represents the subscription fee that provides access to our connected services components, including the customization and construction of our connected services solutions. We also derive revenue within our connected services business from usage contracts and there can be instances where a customer purchases a software license that allows them to take possession of the software to enable hosting by the customer or a third-party. Subscription and usage contracts typically have a term of one to five years. Subscription revenue is recognized over the subscription period and cash is expected to be collected at the start of the subscription period. Usage based revenue is recognized and cash is collected as the service is used. If the customer takes possession of the software to have it hosted by the customer or a third-party, revenue is recognized, and cash is collected at the time the license is delivered. On October 31, 2023, we entered into an early termination agreement relating to a legacy contract acquired by Nuance through a 2013 acquisition. Previously, the term of the contract ended on December 31, 2025, whereas the agreement signed on October 31, 2023 updated the termination date to December 31, 2023. The effect of this change was to accelerate $67.8 million of deferred revenue into the first quarter of fiscal year 2024. There was no cash flow associated with this legacy contract. We provided services to a separate customer, who in turn provided services to our legacy customer. This separate customer terminated services on October 31, 2023. There was no cash flow associated with this contract. The effect of this termination was to accelerate $9.9 million of deferred revenue into the first quarter of fiscal year 2024. See Note 3 to the accompanying consolidated financial statements for further discussion of our revenue, deferred revenue performance obligations and the timing of revenue recognition. Cost of connected service revenue primarily consists of labor costs of software delivery services, infrastructure, and communications fees that support our connected services solutions. During the first quarter of fiscal year 2024, we had an acceleration of $2.0 million of expenses associated with the termination of the legacy contract acquired by Nuance through a 2013 acquisition.

Professional services revenue is primarily comprised of porting, integrating, and customizing our embedded solutions, with costs primarily consisting of compensation for services personnel, contractors and overhead.

Our operating expenses include R&D, sales and marketing and general and administrative expenses. R&D expenses primarily consist of salaries, benefits, and overhead relating to research and engineering staff. Sales and marketing expenses include salaries, benefits, and commissions related to our sales, product marketing, product management, and business unit management teams. General and administrative expenses primarily consist of personnel costs for administration, finance, human resources, general management, fees for external professional advisers including accountants and attorneys, and provisions for credit losses.

Amortization of acquired patents and core technology are included within cost of revenues whereas the amortization of other intangible assets, such as acquired customer relationships, trade names and trademarks, are included within operating expenses. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives.

Other components of operating expenses include restructuring and other costs, net and goodwill impairment. Restructuring and other costs, net include restructuring expenses as well as other charges that are unusual in nature, are the result of unplanned events, and arise outside the ordinary course of our business. Goodwill impairment is recognized on a non-recurring basis when the carrying value of our reporting unit exceeds the estimated fair value.

Total other expense, net consists primarily of foreign exchange gains (losses), losses on the extinguishment of debt and interest expense related to the Notes and Senior Credit Facilities.

We expect our revenue to continue to be impacted by the changing dynamics in the global automotive industry which have resulted in production delays and slowdowns. Macroeconomic conditions such as high interest rates and lack of credit availability have contributed to these production delays and slowdowns. In addition, the software and technology systems in automobiles have become increasingly complex, leading to substantial challenges and delays in production for some of our customers. Our business in adjacent markets, such as two-wheeled vehicles, trucks and AIoT, is also developing slower than anticipated due to the challenges of introducing different technology into a new market. In light of these challenges, we intend to focus on our cost structure and have taken, and expect to continue to take, cost reduction actions, which may result in additional restructuring costs and impairment charges. In particular, in August 2024, we announced a restructuring plan intended to reduce operating expenses and position us for profitable future growth (the "Plan"). During the fourth quarter of fiscal year 2024, we incurred approximately $8.1 million of restructuring charges as part of the Plan and expect to incur approximately $4.4 million during fiscal year 2025. The implementation of the Plan will be substantially complete by the end of the first quarter of fiscal year 2025. Potential position eliminations are subject to legal requirements that vary by jurisdiction, which may extend this process beyond the first quarter of fiscal year 2025 in certain cases. The charges that we expect to incur are subject to a number of assumptions, including legal requirements in various jurisdictions, and actual expenses and charges may differ materially from the estimates disclosed above. For additional details, refer to Item 1A. Risk Factors.

Fiscal Year 2024 Compared with Fiscal Year 2023 and Fiscal Year 2023 Compared with Fiscal Year 2022

Total Revenues

The following table shows total revenues by product type, including the corresponding percentage change (dollars in thousands):

	Year Ended September 30,						% Change 2024 vs. 2023	% Change 2023 vs. 2022
	2024	% of Total	2023	% of Total	2022	% of Total		
License	$ 124,746	37.6%	$ 145,159	49.3%	$ 158,610	48.4%	(14.1)%	(8.5)%
Connected services	133,444	40.3%	75,071	25.5%	85,571	26.1%	77.8%	(12.3)%
Professional services	73,314	22.1%	74,245	25.2%	83,710	25.5%	(1.3)%	(11.3)%
Total revenues	$ 331,504		$ 294,475		$ 327,891		12.6%	(10.2)%

Fiscal Year 2024 Compared with Fiscal Year 2023

Total revenues for fiscal year 2024 were $331.5 million, an increase of $37.0 million, or 12.6%, from $294.5 million from fiscal year 2023. The increase in revenues was driven by connected services revenue due to the early termination of a legacy contract acquired by Nuance through a 2013 acquisition and the termination of services provided to a separate customer, who in turn provided services to our legacy customer. The increase was partially offset by decreases in license revenue primarily due to lower volume of licensing royalties.

License Revenue

License revenue for fiscal year 2024 was $124.7 million, a decrease of $20.5 million, or 14.1%, from $145.2 million for fiscal year 2023. The decrease in license revenue was driven by a $14.6 million decrease in variable license revenue due to lower volume of licensing royalties and a $6.1 million decrease in fixed contracts. As a percentage of total revenue, license revenue decreased by 11.7 percentage points from 49.3% for fiscal year 2023 to 37.6% for fiscal year 2024.

Connected Services Revenue

Connected services revenue for fiscal year 2024 was $133.4 million, an increase of $58.3 million, or 77.8%, from $75.1 million for fiscal year 2023. This increase was primarily driven by the early termination of a legacy contract acquired by Nuance through a 2013 acquisition and the termination of services provided to a separate customer, who in turn provided services to our legacy customer. The effect of these changes was an acceleration of $67.8 million and $9.9 million of deferred revenue, respectively, into the first quarter of fiscal year 2024. As a percentage of total revenue, connected services revenue increased by 14.8 percentage points from 25.5% for fiscal year 2023 to 40.3% for fiscal year 2024.

Professional Services Revenue

Professional services revenue for fiscal year 2024 was $73.3 million, a decrease of $0.9 million, or 1.3%, from $74.2 million for fiscal year 2023. This decrease was primarily driven by the structure of our arrangements and the related timing of fulfilling performance obligations under the contracts. As a percentage of total revenue, professional services revenue decreased by 3.1 percentage points from 25.2% for fiscal year 2023 to 22.1% for fiscal year 2024.

Fiscal Year 2023 Compared with Fiscal Year 2022

Total revenues for fiscal year 2023 were $294.5 million, a decrease of $33.4 million, or 10.2%, from $327.9 million from fiscal year 2022. The decrease in revenues was across all product types.

License Revenue

License revenue for fiscal year 2023 was $145.2 million, a decrease of $13.4 million, or 8.5%, from $158.6 million for fiscal year 2022. The decrease in license revenue was driven by a $32.6 million decrease in minimum purchase commitments and prepaid deals and a $6.5 million decrease in revenue generated from non-automotive markets. This decrease was partially offset by a $25.6 million increase in variable license revenue due to higher volume of licensing royalties. As a percentage of total revenue, license revenue increased 0.9 percentage points from 48.4% for fiscal year 2022 to 49.3% for fiscal year 2023.

Connected Services Revenue

Connected services revenue for fiscal year 2023 was $75.1 million, a decrease of $10.5 million, or 12.3%, from $85.6 million for fiscal year 2022. This decrease was primarily driven by the winding down of a legacy contract acquired by Nuance through a 2013 acquisition. As a percentage of total revenue, connected services revenue decreased by 0.6 percentage points from 26.1% for fiscal year 2022 to 25.5% for fiscal year 2023. As a percentage of total revenue, connected services revenue decreased by 0.6 percentage points from 26.1% for fiscal year 2022 to 25.5% for fiscal year 2023.

Professional Services Revenue

Professional services revenue for fiscal year 2023 was $74.2 million, a decrease of $9.5 million, or 11.3%, from $83.7 million for fiscal year 2022. This decrease was primarily driven by our arrangements and the related timing of fulfilling performance obligations under the contracts. As a percentage of total revenue, professional services revenue decreased by 0.3 percentage points from 25.5% for fiscal year 2022 to 25.2% for fiscal year 2023.

Total Cost of Revenues and Gross Profits

The following table shows total cost of revenues by product type and the corresponding percentage change (dollars in thousands):

	Year Ended September 30,			% Change 2024 vs. 2023	% Change 2023 vs. 2022
	2024	2023	2022		
License	$ 6,060	$ 8,522	$ 2,698	(28.9)%	215.9%
Connected services	24,787	22,995	22,722	7.8%	1.2%
Professional services	56,282	63,232	68,764	(11.0)%	(8.0)%
Amortization of intangibles	103	414	2,984	(75.1)%	(86.1)%
Total cost of revenues	$ 87,232	$ 95,163	$ 97,168	(8.3)%	(2.1)%

The following table shows total gross profit by product type and the corresponding percentage change (dollars in thousands):

	Year Ended September 30,			% Change 2024 vs. 2023	% Change 2023 vs. 2022
	2024	2023	2022		
License	$ 118,686	$ 136,637	$ 155,912	(13.1)%	(12.4)%
Connected services	108,657	52,076	62,849	108.7%	(17.1)%
Professional services	17,032	11,013	14,946	54.7%	(26.3)%
Amortization of intangibles	(103)	(414)	(2,984)	(75.1)%	(86.1)%
Total gross profit	$ 244,272	$ 199,312	$ 230,723	22.6%	(13.6)%

Fiscal Year 2024 Compared with Fiscal Year 2023

Total cost of revenues for fiscal year 2024 was $87.2 million, a decrease of $8.0 million, or 8.3%, from $95.2 million for fiscal year 2023.

We experienced an increase in total gross profit of $45.0 million, or 22.6%, from $199.3 million to $244.3 million. The increase was primarily driven by the increase in connected service revenue due to the early termination of a legacy contract acquired by Nuance through a 2013 acquisition and the termination of services provided to a separate customer, who in turn provided services to our legacy customer.

Cost of License Revenue

Cost of license revenue for fiscal year 2024 was $6.1 million, a decrease of $2.4 million, or 28.9%, from $8.5 million for fiscal year 2023. Cost of license revenues decreased primarily due to costs associated with our Cerence Link product. As a percentage of total cost of revenue, cost of license revenue decreased by 2.1 percentage points from 9.0% for fiscal year 2023 to 6.9% for fiscal year 2024.

License gross profit decreased by $17.9 million, or 13.1%, primarily due to declines in license revenues.

Cost of Connected Services Revenue

Cost of connected services revenue for fiscal year 2024 was $24.8 million, an increase of $1.8 million, or 7.8%, from $23.0 million for fiscal year 2023. Cost of connected services revenue increased primarily due to a $1.6 million increase in our cloud infrastructure costs and a $1.0 million increase from higher internal allocated labor. The increase was partially offset by a $0.7 million decrease in salary-related expenditures. As a percentage of total cost of revenue, cost of connected service revenue increased by 4.2 percentage points from 24.2% for fiscal year 2023 to 28.4% for fiscal year 2024.

Connected services gross profit increased $56.6 million, or 108.7%, from $52.1 million to $108.7 million which was primarily driven by the early termination of a legacy contract acquired by Nuance through a 2013 acquisition and the termination of services provided to a separate customer, who in turn provided services to our legacy customer.

Cost of Professional Services Revenue

Cost of professional services revenue for fiscal year 2024 was $56.3 million, a decrease of $6.9 million, or 11.0%, from $63.2 million for fiscal year 2023. Cost of professional services revenue decreased primarily due to a $3.9 million decrease in salary-related expenditures, a $1.4 million decrease in allocated costs, and a $0.9 million decrease in stock-based compensation expense. As a percentage of total cost of revenue, cost of professional services revenue decreased by 1.9 percentage points from 66.4% for fiscal year 2023 to 64.5% for fiscal year 2024.

Professional services gross profit increased $6.0 million, or 54.7%, from $11.0 million to $17.0 million which was primarily due to decreases in compensation-related expenditures during fiscal year 2024.

Fiscal Year 2023 Compared with Fiscal Year 2022

Our total cost of revenues for fiscal year 2023 was $95.2 million, a decrease of $2.0 million, or 2.1%, from $97.2 million for fiscal year 2022.

We experienced a decrease in gross profit of $31.4 million, or 13.6%, from $230.7 million to $199.3 million. The decrease was primarily driven by declines in revenues across all product types.

Cost of License Revenue

Cost of license revenue for fiscal year 2023 was $8.5 million, an increase of $5.8 million, or 215.9%, from $2.7 million for fiscal year 2022. Cost of license revenues increased primarily due to costs associated with our Cerence Link product. As a percentage of total cost of revenue, cost of license revenue increased by 6.2 percentage points from 2.8% for fiscal year 2022 to 9.0% for fiscal year 2023.

License gross profit decreased by $19.3 million, or 12.4%, from $155.9 million to $136.6 million, primarily due to decreases in license revenues.

Cost of Connected Services Revenue

Cost of connected services revenue for fiscal year 2023 was $23.0 million, an increase of $0.3 million, or 1.2%, from $22.7 million for fiscal year 2022. Cost of connected services revenue increased primarily due to a $0.3 million increase in our cloud infrastructure costs and a $0.3 million increase from higher internal allocated labor. The increase was partially offset by a $0.7 million decrease in salary-related expenditures. As a percentage of total cost of revenue, cost of connected service revenue increased by 0.8 percentage points from 23.4% for fiscal year 2022 to 24.2% for fiscal year 2023.

Connected services gross profit decreased $10.7 million, or 17.1%, from $62.8 million to $52.1 million which was primarily driven by decreases in connected services revenue due to the winding down of a legacy contract.

Cost of Professional Services Revenue

Cost of professional services revenue for fiscal year 2023 was $63.2 million, a decrease of $5.6 million, or 8.0%, from $68.8 million for fiscal year 2022. Cost of professional services revenue decreased primarily due to a $5.8 million decrease in salary-related expenditures, and a $2.0 million decrease in third-party contractor costs. The decrease was partially offset by a $2.1 million increase in internal allocated labor, and a $0.9 million increase in amortization of costs previously deferred. As a percentage of total cost of revenue, cost of professional services revenue decreased by 4.4 percentage points from 70.8% for fiscal year 2022 to 66.4% for fiscal year 2023.

Professional services gross profit decreased $3.9 million, or 26.3%, from $14.9 million to $11.0 million which was primarily due to the composition of our professional service arrangements.

Operating Expenses

The tables below show each component of operating expense. Other income (expense), net and provision for income taxes are non-operating expenses and presented in a similar format (dollars in thousands).

R&D Expenses

	Year Ended September 30,			% Change 2024 vs. 2023	% Change 2023 vs. 2022
	2024	**2023**	**2022**		
Research and development	$ 121,563	$ 123,333	$ 107,116	(1.4)%	15.1%

Fiscal Year 2024 Compared with Fiscal Year 2023

Historically, R&D expenses are our largest operating expense as we continue to build on our existing software platforms and develop new technologies. R&D expenses for fiscal year 2024 were $121.6 million, a decrease of $1.7 million, or 1.4%, from $123.3 million for fiscal year 2023. The decrease in R&D expenses was primarily attributable to a $6.7 million decrease in stock-based compensation costs, a $1.1 million decrease in allocated costs, a $1.1 million R&D international tax credit refund, and a $1.0 million decrease in internally allocated labor. The decrease was partially offset by a $4.3 million increase in salary-related expenditures, a $2.3 million increase in third-party contractor costs, and a $0.9 million decrease in capitalized costs associated with internally developed software. As a percentage of total operating expenses, R&D expenses decreased by 39.7 percentage points from 54.4% for fiscal year 2023 to 14.7% for fiscal year 2024.

Fiscal Year 2023 Compared with Fiscal Year 2022

Historically, R&D expenses are our largest operating expense as we continue to build on our existing software platforms and develop new technologies. R&D expenses for fiscal year 2023 were $123.3 million, an increase of $16.2 million, or 15.1%, from $107.1 million for fiscal year 2022. The increase in R&D expenses was primarily attributable to a $7.0 million increase in stock-based compensation costs, a $5.5 million decrease in capitalized costs associated with internally developed software, a $4.0 million increase in third-party contractor costs, and a $1.4 million increase in depreciation costs. The increase was partially offset by a $2.3 million decrease in internally allocated labor, and a $0.4 million decrease in hardware and software expenditures. As a percentage of total operating expenses, R&D expenses increased by 28.6 percentage points from 25.8% for fiscal year 2022 to 54.4% for fiscal year 2023.

Sales & Marketing Expenses

	Year Ended September 30,			% Change 2024 vs. 2023	% Change 2023 vs. 2022
	2024	**2023**	**2022**		
Sales and marketing	$ 21,725	$ 27,504	$ 31,098	(21.0)%	(11.6)%

Fiscal Year 2024 Compared with Fiscal Year 2023

Sales and marketing expenses for fiscal year 2024 were $21.7 million, a decrease of $5.8 million, or 21.0%, from $27.5 million for fiscal year 2023. The decrease in sales and marketing expenses was primarily attributable to a $3.0 million decrease in salary-related expenditures, a $1.3 million decrease in stock-based compensation costs, a $1.0 million decrease in allocated costs, and a $1.1 million decrease in professional services. The decrease was partially offset by a $0.6 million increase in commissions expenditures. As a percentage of total operating expenses, sales and marketing expenses decreased by 9.5 percentage points from 12.1% for fiscal year 2023 to 2.6% for fiscal year 2024.

Fiscal Year 2023 Compared with Fiscal Year 2022

Sales and marketing expenses for fiscal year 2023 were $27.5 million, a decrease of $3.6 million, or 11.6%, from $31.1 million for fiscal year 2022. The decrease in sales and marketing expenses was primarily attributable to a $4.5 million decrease in salary-related expenditures, partially offset by a $1.0 million increase in commissions expenditures, and a $0.8 million increase in professional services. As a percentage of total operating expenses, sales and marketing expenses increased by 4.6 percentage points from 7.5% for fiscal year 2022 to 12.1% for fiscal year 2023.

General & Administrative Expenses

	Year Ended September 30,			% Change 2024 vs. 2023	% Change 2023 vs. 2022
	2024	**2023**	**2022**		
General and administrative	$ 52,468	$ 57,903	$ 42,653	(9.4)%	35.8%

Fiscal Year 2024 Compared with Fiscal Year 2023

General and administrative expenses for fiscal year 2024 were $52.5 million, a decrease of $5.4 million, or 9.4%, from $57.9 million for fiscal year 2023. The decrease in general and administrative expenses was primarily attributable to a $8.1 million decrease in stock-based compensation costs, a $1.9 million decrease in depreciation expense, a $1.3 million decrease in rent expense, and a $0.7 million decrease in salary-related expenditures. The decrease was partially offset by $3.9 million less costs being allocated out, a $2.0 million increase in professional services and a $0.6 million increase in hardware and software expenditures. As a percentage of total operating expenses, general and administrative expenses decreased by 19.2 percentage points from 25.6% for fiscal year 2023 to 6.4% for fiscal year 2024.

Fiscal Year 2023 Compared with Fiscal Year 2022

General and administrative expenses for fiscal year 2023 were $57.9 million, an increase of $15.2 million, or 35.8%, from $42.7 million for fiscal year 2022. The increase in general and administrative expenses was primarily attributable to a $9.9 million increase in stock-based compensation costs, a $4.0 million increase in credit loss provision, including a $3.8 million provision relating to one international electric vehicle maker, a $0.7 million increase in hardware and software expenditures. The increase was partly offset by a decrease of $0.9 million in depreciation expense. As a percentage of total operating expenses, general and administrative expenses increased by 15.3 percentage points from 10.3% for fiscal year 2022 to 25.6% for fiscal year 2023.

Amortization of Intangible Assets

| | Year Ended September 30, | | | % Change | % Change |
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Cost of revenues	$ 103	$ 414	$ 2,984	(75.1)%	(86.1)%
Operating expense	2,203	5,854	11,516	(62.4)%	(49.2)%
Total amortization	$ 2,306	$ 6,268	$ 14,500	(63.2)%	(56.8)%

Fiscal Year 2024 Compared with Fiscal Year 2023

Intangible asset amortization for fiscal year 2024 was $2.3 million, a decrease of $4.0 million, or 63.2%, from $6.3 million for fiscal year 2023. The decrease primarily relates to certain intangible assets having been fully amortized during fiscal years 2024 and 2023.

As a percentage of total cost of revenues, intangible asset amortization within cost of revenues decreased by 0.3 percentage points from 0.4% for fiscal year 2023 to 0.1% for fiscal year 2024. As a percentage of total operating expenses, intangible asset amortization expenses within operating expenses decreased by 2.3 percentage points from 2.6% for fiscal year 2023 to 0.3% for fiscal year 2024.

Fiscal Year 2023 Compared with Fiscal Year 2022

Intangible asset amortization for fiscal year 2023 was $6.3 million, a decrease of $8.2 million, or 56.8%, from $14.5 million for fiscal year 2022. The decrease primarily relates to certain intangible assets having been fully amortized during fiscal year 2023.

As a percentage of total cost of revenues, intangible asset amortization within cost of revenues decreased by 2.7 percentage points from 3.1% for fiscal year 2022 to 0.4% for fiscal year 2023. As a percentage of total operating expenses, intangible asset amortization expenses within operating expenses decreased by 0.2 percentage points from 2.8% for fiscal year 2022 to 2.6% for fiscal year 2023.

Other Components of Operating Expense

| | Year Ended September 30, | | | % Change | % Change |
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Restructuring and other costs, net	$ 17,077	$ 11,917	$ 8,965	43.3%	32.9%
Goodwill impairment	$ 609,172	$ -	$ 213,720	100.0%	(100.0)%

Fiscal Year 2024 Compared with Fiscal Year 2023

Fiscal Year 2024

For the fiscal year ended September 30, 2024, we recorded restructuring and other costs, net of $17.1 million, which included a $13.4 million severance charge related to the elimination of personnel, of which $8.1 million related to the Plan, and $2.8 million of consulting costs relating to our transformation initiatives, and $0.8 million of other one-time charges. We are focused on pursuing actions intended to position the Company to deliver on our generative AI and large language model product roadmap and also deliver improved financial results which include process optimization efforts and cost reductions.

Goodwill impairment for the fiscal year ended September 30, 2024 was $609.2 million.

At March 31, 2024, we concluded indicators of impairment were present due to the current macroeconomic conditions, including declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. We weighted the methodologies appropriately to estimate a fair value of approximately $463.4 million as of March 31, 2024. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $252.1 million during the three months ended March 31, 2024.

At June 30, 2024, we concluded indicators of impairment were present due to the current macroeconomic conditions, including declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. We weighted the methodologies appropriately to estimate a fair value of approximately $154.2 million as of June 30, 2024. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $357.1 million during the three months ended June 30, 2024.

Whenever events or changes in circumstances indicate that the carrying value may not be recoverable, we will be required to assess the potential impairment of goodwill and other intangible assets. Examples of factors that could trigger an impairment of such assets include, but are not limited to, our market capitalization declining to below net book value, declines in our stock price for sustained periods of time and negative industry or economic trends. Future adverse changes in these or other unforeseeable factors could result in additional impairment charges that would impact our results of operations and financial position in the reporting period identified.

Fiscal Year 2023

For the fiscal year ended September 30, 2023, we recorded restructuring and other costs, net of $11.9 million, which included a $7.8 million severance charge related to the elimination of personnel, $3.8 million of third-party fees relating to the modification of the 2025 Notes, and a $0.5 million charge resulting from the closure of facilities that will no longer be utilized.

As a percentage of total operating expense, restructuring and other costs, net decreased by 3.2 percentage points from 5.3% for fiscal year 2023 to 2.1% for fiscal year 2024.

Fiscal Year 2023 Compared with Fiscal Year 2022

Restructuring and other costs, net for fiscal year 2023 were $11.9 million, an increase of $2.9 million, from $9.0 million for fiscal year 2022. The increase in restructuring and other costs, net was primarily due to $7.8 million severance charge related to the elimination of personnel, $3.8 million of third-party fees relating to the modification of the 2025 Notes, and a $0.5 million charge resulting from the closure of facilities that will no longer be utilized. As a percentage of total operating expense, restructuring and other costs, net increased by 3.1 percentage points from 2.2% for fiscal year 2022 to 5.3% for fiscal year 2023.

Goodwill impairment for the fiscal year ended September 30, 2022 was $213.7 million. At September 30, 2022, we concluded indicators of impairment were present due to the current macroeconomic conditions, including continued declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. We weighted the methodologies appropriately to estimate a fair value as of September 30, 2022. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $213.7 million.

Total Other Expense, Net

	Year Ended September 30,			% Change 2024 vs. 2023	% Change 2023 vs. 2022
	2024	2023	2022		
Interest income	$ 5,353	$ 4,471	$ 1,007	19.7%	344.0%
Interest expense	(12,553)	(14,769)	(14,394)	(15.0)%	2.6%
Other income (expense), net	2,526	1,108	(1,019)	128.0%	(208.7)%
Total other expense, net	$ (4,674)	$ (9,190)	$ (14,406)	(49.1)%	(36.2)%

Fiscal Year 2024 Compared with Fiscal Year 2023

Total other expense, net for fiscal year 2024 was $4.7 million, a change of $4.5 million from $9.2 million of expense for fiscal year 2023. The increase in interest income was primarily attributable to returns on investments. The decrease in interest expense was primarily attributable to a lower applicable interest rate on our Notes. The change in Other income (expense), net was primarily driven by foreign exchange gains.

Fiscal Year 2023 Compared with Fiscal Year 2022

Total other expense, net for fiscal year 2023 was $9.2 million, a change of $5.2 million from $14.4 million of expense for fiscal year 2022. The increase in interest income was primarily attributable to returns on investments. The increase in interest expense was primarily attributable to a higher applicable interest rate on our Term Loan Facility. The change in Other income (expense), net was primarily driven by foreign exchange gains partly offset by a $1.3 million loss on the extinguishment of debt related to our Term Loan Facility.

Provision for Income Taxes

	Year Ended September 30,			% Change 2024 vs. 2023	% Change 2023 vs. 2022
	2024	2023	2022		
Provision for income taxes	$ 3,468	$ 19,865	$ 112,075	(82.5)%	(82.3)%
Effective income tax rate%	(0.6)%	(54.6)%	(56.4)%		

Fiscal Year 2024 Compared with Fiscal Year 2023

Our effective income tax rate for fiscal year 2024 was negative 0.6%, compared to negative 54.6% for fiscal year 2023. Consequently, our provision for income taxes for fiscal year 2024 was $3.5 million, a net change of $16.4 million, or 82.5%, from a provision for income taxes of $19.9 million for fiscal year 2023. The effective tax rate for the fiscal year 2024 differed from the U.S. federal statutory rate of 21.0%, primarily due to impairment of book goodwill, the tax impacts of stock-based compensation, U.S. inclusions of foreign taxable income, valuation allowance on foreign loss carryforwards, and our composition of jurisdictional earnings.

Fiscal Year 2023 Compared with Fiscal Year 2022

Our effective income tax rate for fiscal year 2023 was negative 54.6%, compared to 56.4% for fiscal year 2022. Consequently, our provision for income taxes for fiscal year 2023 was $19.9 million, a net change of $92.2 million, or 82.3%, from a provision for income taxes of $112.1 million for fiscal year 2022. The effective income tax rate for fiscal year 2023 differed from the U.S. federal statutory rate of 21.0%, primarily due to the tax impacts of stock-based compensation, U.S. inclusions of foreign taxable income, valuation allowance on foreign loss carryforwards, and our composition of jurisdictional earnings.

Liquidity and Capital Resources

Financial Condition

As of September 30, 2024, we had $130.4 million in cash, cash equivalents, and marketable securities. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Marketable securities include commercial paper, corporate bonds, and government securities. As of September 30, 2024, our net working capital, excluding deferred revenue and deferred costs, was $96.2 million. This balance is representative of the short-term net cash inflows based on the working capital at that date.

Sources and Material Cash Requirements

Our principal sources of liquidity are our cash, cash equivalents, and marketable securities, as well as the cash flows we generate from our operations. The primary uses of cash include costs of revenues, funding of R&D activities, capital expenditures and debt obligations.

Our ability to fund future operating needs will depend on our ability to generate positive cash flows from operations and finance additional funding in the capital markets as needed. Based on our expectation to generate positive cash flows and the $130.4 million of cash, cash equivalents and marketable securities as of September 30, 2024, we believe we will be able to meet our liquidity needs over the next 12 months. We believe we will meet longer-term expected future cash requirements and obligations, through a combination of cash flows from operating activities, available cash balances, and available credit via our Revolving Facility (as described below).

The following table presents our material cash requirements for future periods:

| | Material Cash Requirements Due by the Year Ended September 30, | | | | |
	2025	2026 - 2027	2028 - 2029	Thereafter	Total
2028 Notes	$ -	$ -	$ 122,500	$ -	$ 122,500
Cash interest payable on the 2028 Notes [a]	1,836	3,672	1,383	-	6,891
2025 Modified Notes	87,500	-	87,500	-	175,000
Cash interest payable on the 2025 Modified Notes [a]	3,058	2,623	988	-	6,669
Operating leases	5,282	6,031	3,535	429	15,277
Finance leases	401	53	-	-	454
Total material cash requirements	$ 98,077	$ 12,379	$ 215,906	$ 429	$ 326,791

[a] Interest per annum is due and payable semiannually and is determined based on the outstanding principal as of September 30, 2024.

We sponsor certain defined benefit plans that are offered primarily by certain of our foreign subsidiaries. Many of these plans are required by local regulatory requirements. We may deposit funds for these plans with insurance companies, third-party trustees, or into government-managed accounts consistent with local regulatory requirements, as applicable. The aggregate net liability of our defined benefit plans as of September 30, 2024 was $6.2 million.

Should we need to secure additional sources of liquidity, we believe that we could finance our needs through the issuance of equity securities or debt offerings. However, we cannot guarantee that we will be able to obtain financing through the issuance of equity securities or debt offerings or that, if such financing is obtained, that it will be on acceptable terms. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions. For instance, inflation and fluctuating interest rates, and disruptions and instability in the banking industry have negatively impacted the global economy and created significant volatility and disruption of financial markets. An extended period of economic disruption or market volatility could materially affect our business, results of operations, ability to meet debt covenants, access to sources of liquidity and financial condition.

1.50% Senior Convertible Notes due 2028

On June 26, 2023, we issued $190.0 million in aggregate principal amount of 1.50% Convertible Senior Notes due 2028 (the "2028 Notes"), which are governed by an indenture (the "2028 Indenture"), between us and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"), in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. On July 3, 2023, we issued an additional $20.0 million in aggregate principal amount of 2028 Notes. The net proceeds from the issuance of the 2028 Notes were $193.2 million after deducting transaction costs.

The 2028 Notes are senior, unsecured obligations and accrue interest payable semiannually in arrears on January 1 and July 1 of each year at a rate of 1.50% per year. The 2028 Notes will mature on July 1, 2028, unless earlier converted, redeemed, or repurchased. The 2028 Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

The conversion rate is 24.5586 shares of our common stock per $1,000 principal amount of 2028 Notes (equivalent to an initial conversion price of approximately $40.72 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

In connection with the offering of the 2028 Notes, we repurchased $87.5 million in aggregate principal amount of the 2025 Notes in a privately negotiated transaction. We specifically negotiated the repurchase of the 2025 Notes with investors who concurrently purchased the 2028 Notes. We evaluated the transaction to determine whether the exchange should be accounted for as a modification or extinguishment under the provisions of ASC 470-50, which allows for an exchange of debt instruments between the same debtor and creditor to be accounted for as a modification so long as the instruments do not have substantially different terms. Because the concurrent redemption of the 2025 Notes and a portion of issuance of the 2028 Notes were executed with the same investors, we evaluated the transaction as a debt modification, on a creditor by creditor basis. The repurchase of the 2025 Notes and issuance of the 2028 Notes were deemed to not have substantially different terms on the basis that (1) the present value of the cash flows under the terms of the new debt instrument were less than 10% different from the present value of the remaining cash flows under the terms of the original instrument and (2) the fair value of the conversion feature did not change by more than 10% of the carrying value of the 2025 Notes, and therefore, the repurchase of the 2025 Notes was accounted for as a debt modification.

As a result, $87.5 million of the 2028 Notes are considered a modification of the 2025 Notes and are included in the balances of the 2025 Notes along with the remaining $87.5 million of the 2025 Notes (together the "2025 Modified Notes" and together with the 2028 Notes, the "Notes") that were not repurchased as part of the transaction. We recorded $14.3 million of fees paid directly to the lenders as deferred debt issuance costs, and $3.8 million of fees paid to third-parties were expensed in the period. As of September 30, 2024, the carrying amount of the 2025 Modified Notes was $161.2 million, net of unamortized costs of $13.8 million.

If a convertible debt instrument is modified or exchanged in a transaction that is not accounted for as an extinguishment, an increase in the fair value of the embedded conversion option shall reduce the carrying amount of the debt instrument with a corresponding increase in Additional paid-in capital. We recognized the increase in the fair value of the embedded conversion feature of $4.1 million as Additional paid-in capital and an equivalent discount that reduced the carrying value of the 2025 Modified Notes.

We accounted for $122.5 million of the 2028 Notes that were not negotiated with the investors of the 2025 Notes, as a single liability. We incurred transaction costs of $2.4 million relating to the issuance of the 2028 Notes, which were recorded as a direct deduction from the face amount of the 2028 Notes and are being amortized as interest expense over the term of the 2028 Notes using the interest method. As of September 30, 2024, the carrying amount of the 2028 Notes was $120.7 million and unamortized issuance costs of $1.8 million. As of September 30, 2024, the 2028 Notes were not convertible.

3.00% Senior Convertible Notes due 2025

On June 2, 2020, we issued $175.0 million in aggregate principal amount of 3.00% Convertible Senior Notes due 2025 (the "2025 Notes"), including the initial purchasers' exercise in full of their option to purchase $25.0 million principal amount of the 2025 Notes, which are governed by an indenture (the "2025 Indenture"), between us and the Trustee, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The net proceeds from the issuance of the 2025 Notes were $169.8 million after deducting transaction costs.

The 2025 Notes are senior, unsecured obligations and accrue interest payable semiannually in arrears on June 1 and December 1 of each year at a rate of 3.00% per year. The 2025 Notes will mature on June 1, 2025, unless earlier converted, redeemed, or repurchased. The repayment of the 2025 Notes in cash upon maturity could adversely affect our liquidity.

The 2025 Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. The conversion rate is 26.7271 shares of our common stock per $1,000 principal amount of 2025 Notes (equivalent to an initial conversion price of approximately $37.42 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2025 Notes in connection with such a corporate event or convert its 2025 Notes called for redemption in connection with such notice of redemption, as the case may be.

See "1.50% Senior Convertible Notes due 2028" section above for discussion on modification of the 2025 Notes as part of the offering of the 2028 Notes.

The interest expense recognized related to the Notes for the fiscal years ended September 30, 2024, 2023 and 2022 was as follows (dollars in thousands):

| | Year Ended September 30, | | |
	2024	2023	2022
Contractual interest expense	$ 5,776	$ 5,383	$ 5,246
Amortization of debt discount	1,019	258	3,755
Amortization of issuance costs	4,936	2,119	944
Total interest expense related to the Notes	$ 11,731	$ 7,760	$ 9,945

The conditional conversion feature of the Notes was not triggered during the fiscal year ended September 30, 2024. As of September 30, 2024, the Notes were not convertible. As of the date of this report, no Notes have been converted by the holders. Whether any of the Notes will be converted in future quarters will depend on the satisfaction of one or more of the conversion conditions in the future. If one or more holders elect to convert their Notes at a time when any such Notes are convertible, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional shares), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

Senior Credit Facilities

On June 12, 2020 (the "Financing Closing Date"), we entered into a Credit Agreement, by and among the Borrower, the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent (the "Credit Agreement"), consisting of a four-year senior secured term loan facility in the aggregate principal amount of $125.0 million (the "Term Loan Facility"). The net proceeds from the issuance of the Term Loan Facility were $123.0 million. We also entered into a senior secured first-lien revolving credit facility in an aggregate principal amount of $50.0 million (the "Revolving Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities"), which may be drawn on in the event that our working capital and other cash needs are not supported by our operating cash flow.

In connection with the issuance of the 2028 Notes, in the third quarter of fiscal year 2023, we borrowed $24.7 million under our Revolving Facility and paid $106.3 million towards our Term Loan Facility. As a result, we recorded $104.9 million extinguishment of debt and $1.3 million loss on the extinguishment of debt. All principal and interest on the Term Loan Facility have been paid in full. As of September 30, 2024 and September 30, 2023, there were no amounts outstanding under the Revolver Facility.

On December 17, 2020 (the "Amendment No. 1 Effective Date"), we entered into Amendment No. 1 to the Credit Agreement (the "Amendment No. 1"). Amendment No. 1 extended the scheduled maturity date of the revolving credit and term facilities from June 12, 2024 to April 1, 2025.

Amendment No. 1 revised certain interest rates in the Credit Agreement. Following delivery of a compliance certificate for the first full fiscal quarter after the Amendment No. 1 Effective Date, the applicable margins for the revolving credit and term facilities is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the applicable margin is LIBOR plus 3.00% or ABR plus 2.00%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the applicable margin is LIBOR plus 2.75% or ABR plus 1.75%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the applicable margin is LIBOR plus 2.50% or ABR plus 1.50%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the applicable margin is LIBOR plus 2.25% or ABR plus 1.25%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the applicable margin is LIBOR plus 2.20% or ABR plus 1.00%. As a result of Amendment No 1, the applicable LIBOR floor was reduced from 0.50% to 0.00%.

In addition, the quarterly commitment fee required to be paid based on the unused portion of the Revolving Facility is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the unused line fee is 0.500%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the unused line fee is 0.450%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the unused line fee is 0.400%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the unused line fee is 0.350%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the unused line fee is 0.300%.

Through the fiscal quarter ending December 31, 2022, we are obligated to make quarterly principal payments in an aggregate amount equal to 1.25% of the original principal amount of the Term Loan Facility. From the fiscal quarter ending March 31, 2023 and for each fiscal quarter thereafter, we are obligated to make quarterly principal payments in an aggregate amount equal to 2.50% of the original principal amount of the Term Loan Facility, with the balance payable at the maturity date thereof.

The Credit Agreement contains certain affirmative and negative covenants customary for financings of this type that, among other things, limit our and our subsidiaries' ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of our and our subsidiaries' equity interests. In addition, the Credit Agreement contains financial covenants, each tested quarterly, (1) a net secured leverage ratio of not greater than 3.25 to 1.00; (2) a net total leverage ratio of not greater than 4.25 to 1.00; and (3) minimum liquidity of at least $75 million. The Credit Agreement also contains events of default customary for financings of this type, including certain customary change of control events.

On November 22, 2022 (the "Amendment No. 2 Effective Date"), we entered into Amendment No. 2 to the Credit Agreement ("Amendment No. 2"). Amendment No. 2 modified certain financial covenants between the fiscal quarter ended March 31, 2023 to the fiscal quarter ended December 31, 2023 (the "covenant adjustment period"). During the covenant adjustment period, each tested quarterly, we are required to maintain (1) a net secured leveraged ratio of not greater than 4.25 to 1.00; (2) minimum liquidity of at least $125 million; and (3) aggregate capital expenditures less than $7.5 million. The net total leverage ratio will be waived during the covenant adjustment period. At the conclusion of the covenant adjustment period, the original financial covenants will resume. As of September 30, 2024 and 2023, we were in compliance with all Credit Agreement covenants.

Amendment No. 2 was accounted for a debt modification, and therefore, $0.4 million of the refinancing fees paid directly to the lender were recorded as deferred debt issuance costs, and $0.1 million of the refinance fees paid to third parties were expensed in the period.

Amendment No. 2 revised certain interest rates in the Credit Agreement. The applicable margins for the revolving credit and term facilities is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 3.00% or ABR plus 2.00%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.75% or ABR plus 1.75%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.50% or ABR plus 1.50%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.25% or ABR plus 1.25%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.20% or ABR plus 1.00%. During the covenant adjustment period, and until the delivery of a compliance certificate for the first full fiscal quarter after the covenant adjustment period, the applicable margin will be SOFR plus 10 basis point credit spread adjustment plus 3.00% or ABR plus 2.00%.

On April 12, 2024 (the "Amendment No. 3 Effective Date"), we entered into Amendment No. 3 to the Credit Agreement ("Amendment No. 3"). Amendment No. 3 modified certain financial covenants. Tested quarterly, we will be required to maintain (i) a net secured leveraged ratio of not greater than 3.00 to 1.00; (ii) a minimum level of EBITDA (as defined in the Credit Agreement) of not less than (A) negative $5 million for the six month period ending June 30, 2024, (B) $7.5 million for the nine month period ending September 30, 2024, (C) $20 million for the four consecutive fiscal quarters ending December 31, 2024, (D) $30 million for the four consecutive fiscal quarters ending March 31, 2025, (E) $35 million for the four consecutive fiscal quarters ending June 30, 2025 and for the four consecutive fiscal quarters ending September 30, 2025, (F) $40 million for the four consecutive fiscal quarters ending December 31, 2025, and (G) $40 million for the four consecutive fiscal quarters ending March 31, 2026; (iii) minimum liquidity of at least $50 million; and (iv) aggregate capital expenditures of not more than $10 million.

Our ability to comply with such covenants may be affected by our future financial performance as well as events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of such covenants, could result in an event of default under the terms of the Senior Credit Facilities. If an event of default occurred, the lenders would have the right to accelerate the repayment of such debt and we will not be able to access additional funds until such default is cured. We would work with our lenders to obtain a waiver, amendment or otherwise address the breach. As of September 30, 2024, there were no loan amounts outstanding under the Credit Agreement. The occurrence and ramifications of an event of default could adversely affect our business, financial condition and results of operations. Any subsequent replacement of the agreements governing the Senior Credit Facilities, or any new indebtedness could have similar or greater restrictions. We may be unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

Amendment No. 3 revised certain interest rates in the Credit Agreement. The applicable margin is SOFR plus 3.00% for SOFR loans and the highest of (i) the federal funds effective rate, (ii) the prime rate, and (iii) one-month SOFR plus 1.00% (the highest of clauses (i) through (iii), the "ABR") plus 2.00% for ABR loans.

Amendment No. 3 also modified the maturity date for the Revolving Facility. The Revolving Facility matures on April 1, 2026, provided that if on any date during the period commencing on the date which is 91 days prior to the maturity date of our 2025 Notes and any indebtedness incurred to refinance such notes that matures on or prior to July 1, 2026 (such debt, the "Early Maturity Debt"), and ending on July 1, 2026, the maturity date of such Early Maturity Debt has not been extended to a date after July 1, 2026 and we do not hold in a segregated deposit account an amount of cash sufficient to repay and discharge the principal amount of the Early Maturity Debt at maturity, then the Revolving Facility shall mature on the date that is 91 days prior to the maturity date of the Early Maturity Debt.

Total interest expense relating to the Senior Credit Facilities for the fiscal year ended September 30, 2024, 2023 and 2022 was $0.4 million, $6.7 million, $4.3 million, respectively, reflecting the coupon and accretion of the discount.

Cash Flows

Cash flows from operating, investing and financing activities for the fiscal years ended September 30, 2024, 2023, and 2022, as reflected in the audited Consolidated Statements of Cash Flows included in Item 8 of this Form 10-K, are summarized in the following table (dollars in thousands):

	Year Ended September 30,			% Change	% Change
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Net cash provided by (used in) operating activities	$ 17,196	$ 7,498	$ (2,138)	129.4%	(450.7)%
Net cash provided by (used in) investing activities	4,379	5,820	(10,565)	(24.8)%	(155.1)%
Net cash provided by (used in) financing activities	225	(5,334)	(19,606)	(104.2)%	(72.8)%
Effect of foreign currency exchange rates on cash and cash equivalents	(1,469)	(1,677)	(1,272)	(12.4)%	31.8%
Net changes in cash and cash equivalents	$ 20,331	$ 6,307	$ (33,581)	222.4%	(118.8)%

Net Cash Provided by (Used in) Operating Activities

Fiscal Year 2024 Compared with Fiscal Year 2023

Net cash provided by operating activities for fiscal year 2024 was $17.2 million, a net change of $9.7 million, or 129.4%, from net cash provided by operating activities of $7.5 million for fiscal year 2023. The change in cash flows were primarily due to:

- An increase of $49.6 million from income before non-cash charges;

- A decrease of $0.4 million due to changes in working capital primarily related to accounts receivable and prepaid expenses and other assets and accounts payable; and

- A decrease of $39.5 million from changes in deferred revenue.

Deferred revenue represents a significant portion of our net cash provided by operating activities and, depending on the nature of our contracts with customers, this balance can fluctuate significantly from period to period. We do not expect any changes in deferred revenue to affect our ability to meet our obligations.

Fiscal Year 2023 Compared with Fiscal Year 2022

Net cash provided by operating activities for fiscal year 2023 was $7.5 million, a net change of $9.6 million, or 450.7%, from net cash used in operating activities of $2.1 million for fiscal year 2022. The change in cash flows were primarily due to:

- A decrease of $53.9 million from income before non-cash charges;

- An increase of $56.8 million due to changes in working capital primarily related to accounts receivable and prepaid expenses and other assets; and

- An increase of $6.8 million from changes in deferred revenue.

Net Cash Provided by (Used in) Investing Activities

Fiscal Year 2024 Compared with Fiscal Year 2023

Net cash provided by investing activities for the fiscal year 2024 was $4.4 million, a net change of $1.4 million, or 24.8%, from net cash provided by investing activities of $5.8 million for fiscal year 2023. The change in cash flows were driven by a decrease of $1.2 million net proceeds from the sale of marketable securities.

Fiscal Year 2023 Compared with Fiscal Year 2022

Net cash provided by investing activities for fiscal year 2023 was $5.8 million, a net change of $16.4 million, or 155.1%, from net cash used in investing activities of $10.6 million for fiscal year 2022. The change in cash flows were driven by:

- A decrease of $12.3 million in capital expenditures; and

- An increase of $6.9 million net proceeds from the sale of marketable securities.

Net Cash Provided by (Used in) Financing Activities

Fiscal Year 2024 Compared with Fiscal Year 2023

Net cash provided by financing activities for the fiscal year 2024 was $0.2 million, a net change of $5.5 million, from cash used in financing activities of $5.3 million for fiscal year 2023 . The change in cash flows were primarily due to:

- A decrease of $210.0 million in proceeds from long-term debt;

- A decrease of $198.4 million in principal payments of long-term debt;

- A decrease of $16.8 million in payments for long-term debt issuance costs;

- An increase of $5.3 million in proceeds from the issuance of our common stock; and

- An increase of $5.0 million in payments of tax related withholdings due to the net settlement of equity awards.

Fiscal Year 2023 Compared with Fiscal Year 2022

Net cash used in financing activities for fiscal year 2023 was $5.3 million, a net change of $14.3 million, from cash used in financing activities of $19.6 million for fiscal year 2022. The change in cash flows were primarily due to:

- An increase of $210.0 million in proceeds from long-term debt;

- An increase of $192.2 million in principal payments of long-term debt;

- A decrease of $44.1 million in payments of tax related withholdings due to the net settlement of equity awards;

- A decrease of $30.4 million in proceeds from the issuance of our common stock; and

- An increase of $17.2 million in payments for long-term debt issuance costs.

Issued Accounting Standards Not Yet Adopted

Refer to Note 2 to the accompanying audited Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a description of certain issued accounting standards that have not been adopted by us and may impact our results of operations in future reporting periods.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP, requires management to make estimates and assumptions that have a material impact on the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition; allowance for credit losses; accounting for deferred costs; accounting for internally developed software; the valuation of goodwill and intangible assets; accounting for stock-based compensation; accounting for income taxes; accounting for convertible debt; and loss contingencies. Our management bases its estimates on historical experience, market participant fair value considerations, projected future cash flows, and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting estimates most significantly affect the portrayal of our financial condition and the results of our operations. These estimates require our most difficult and subjective judgments.

Revenue Recognition

We primarily derive revenue from the following sources: (1) royalty-based software license arrangements, (2) connected services, and (3) professional services. Revenue is reported net of applicable sales and use tax, value-added tax and other transaction taxes imposed on the related transaction including mandatory government charges that are passed through to our customers. We account for a contract when both parties have approved and committed to the contract, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Our arrangements with customers may contain multiple products and services. We account for individual products and services separately if they are distinct—that is, if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

We recognize revenue after applying the following five steps for arrangements with customers within the scope of ASC 606:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract, including whether they are distinct within the context of the contract;

- determination of the transaction price, including the constraint on variable consideration;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when, or as, the performance obligations are satisfied.

We allocate the transaction price of the arrangement based on the relative estimated standalone selling price ("SSP") of each distinct performance obligation. In determining SSP, we maximize observable inputs, when possible. Since prices vary from customer to customer based on customer relationship, volume discount and contract type, in instances where the SSP is not directly observable, we estimate SSP by considering a number of data points, including cost of developing and supplying each performance obligation; types of offerings; and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists.

We only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When applicable, we reduce transaction prices for estimated returns that represent variable consideration under ASC 606, which we estimate based on historical return experience and other relevant factors, and record a corresponding refund liability as a component of accrued expenses and other current liabilities. Other forms of contingent revenue or variable consideration are infrequent.

Revenue is recognized when control of these products or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

We assess the timing of the transfer of products or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. In accordance with the practical expedient in ASC 606-10-32-18, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our services, not to receive or provide financing from or to customers. We do not consider set-up fees nor other upfront fees paid by our customers to represent a financing component.

Reimbursements for out-of-pocket costs generally include, but are not limited to, costs related to transportation, lodging and meals. When applicable, revenue from reimbursed out-of-pocket costs is accounted for as variable consideration.

Performance Obligations

License

Embedded software and technology licenses operate without access to external networks and information. Embedded licenses sold with non-distinct professional services to customize and/or integrate the underlying software and technology are accounted for as a combined performance obligation. Revenue from the combined performance obligation is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

Revenue from distinct embedded software and technology licenses, which do not require professional services to customize and/or integrate the software license, is recognized at the point in time when the software and technology is made available to the customer and control is transferred. For income statement presentation purposes, we separate distinct embedded license revenue from professional services revenue by allocating the transaction price based on their relative SSPs.

Revenue from embedded software and technology licenses sold on a royalty basis, where the license of non-exclusive intellectual property is the predominant item to which the royalty relates, is recognized in the period the usage occurs in accordance with ASC 606-10-55-65(A).

For royalty arrangements that include fixed consideration related to usage guarantees, the fixed consideration is recognized when the software is made available to the customer.

Connected Services

Connected services, which allow our customers to use the hosted software over the contract period without taking possession of the software, are provided on a usage basis as consumed or on a fixed fee subscription basis. Our connected services contract terms generally range from one to five years.

As each day of providing services is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, we have determined that our usage basis connected services arrangements are a single performance obligation comprised of a series of distinct services. These services include variable consideration, typically a function of usage. We recognize revenue as each distinct service period is performed (i.e., recognized as incurred).

Fixed fee subscription basis revenue represents a single promise to stand-ready to provide access to our connected services. We recognize revenue over time on a ratable basis over the respective hosting subscription term.

Our connected service arrangements generally include services to develop, customize, and stand-up applications for each customer. In determining whether these services are distinct, we consider the dependence of the cloud service on the up-front development and stand-up, as well as availability of the services from other vendors. We have concluded that the up-front development, stand-up and customization services are not distinct performance obligations, and as such, revenue for these activities is recognized over the period during which the cloud-connected services are provided, and is included within connected services revenue. There can be instances where the customer purchases a software license that allows them to take possession of the software to enable hosting by the customer or a third-party. For such arrangements, the performance obligation of the license is completed at a point in time once the customer takes possession of the software.

Professional Services

Revenue from distinct professional services, including training, is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

Significant Judgments

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Our license contracts often include professional services to customize and/or integrate the licenses into the customer's environment. Judgment is required to determine whether the license is considered distinct and accounted for separately, or not distinct and accounted for together with professional services. Furthermore, hybrid contracts that contain both embedded and connected license and professional services are analyzed to determine if the products and services are distinct or have stand-alone functionality to determine the revenue treatment.

We allocate the transaction price of the arrangement based on the relative estimated SSP of each distinct performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In determining SSP, we maximize observable inputs, when possible. Since our prices vary from customer to customer based on customer relationship, volume discount and contract type, there are instances where the SSP is not directly observable. In such instances, we estimate SSP by considering a number of data points, including cost of developing and supplying each performance obligation; types of offerings; and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists. These factors may vary over time, depending upon the unique facts and circumstances related to each deliverable. We review the SSP for each distinct performance obligation on a periodic basis, or when the underlying factors are deemed to have changed, and make updates when appropriate.

Contract Acquisition Costs

We are required to capitalize certain contract acquisition costs. The capitalized costs primarily relate to paid commissions. In accordance with the practical expedient in ASC 606-10-10-4, we apply a portfolio approach to estimate contract acquisition costs for groups of customer contracts. We elect to apply the practical expedient in ASC 340-40-25-4 and will expense contract acquisition costs as incurred where the expected period of benefit is one year or less. Contract acquisition costs are deferred and amortized on a straight-line basis over the period of benefit, which we have estimated to be between one and eight years. The period of benefit was determined based on an average customer contract term, expected contract renewals, changes in technology and our ability to retain customers, including canceled contracts. We assess the amortization term for all major transactions based on specific facts and circumstances. Contract acquisition costs are classified as current or noncurrent assets based on when the expense will be recognized. The current and noncurrent portions of contract acquisition costs are included in Prepaid expenses and other current assets and in Other assets, respectively.

Capitalized Contract Costs

We capitalize incremental costs incurred to fulfill our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Our capitalized costs consist primarily of setup costs, such as costs to standup, customize and develop applications for each customer, which are incurred to satisfy our stand-ready obligation to provide access to our connected offerings. These contract costs are expensed to cost of revenue as we satisfy our stand-ready obligation over the contract term which we estimate to be between one and eight years, on average. The contract term was determined based on an average customer contract term, expected contract renewals, changes in technology, and our ability to retain customers, including canceled contracts. We classify these costs as current or noncurrent based on the timing of when we expect to recognize the expense. The current and noncurrent portions of capitalized contract fulfillment costs are presented as Deferred costs.

Trade Accounts Receivable and Contract Balances

We classify our right to consideration in exchange for deliverables as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional (i.e., only the passage of time is required before payment is due). We present such receivables in Accounts receivable, net in our Consolidated Balance Sheets at their net estimated realizable value. We maintain an allowance for credit losses to provide for the estimated amount of receivables that may not be collected.

Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. Contract assets include unbilled amounts from long-term contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not solely subject to the passage of time. The current and noncurrent portions of contract assets are included in Prepaid expenses and other current assets and Other assets, respectively.

Our contract liabilities, or deferred revenue, consist of advance payments and billings in excess of revenues recognized. We classify deferred revenue as current or noncurrent based on when we expect to recognize the revenues.

Goodwill Impairment Analysis

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized but tested annually for impairment or when indicators of impairment are present. The test for goodwill impairment involves a qualitative assessment of impairment indicators. If indicators are present, a quantitative test of impairment is performed. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. Goodwill is tested for impairment annually on July 1, the first day of the fourth quarter of the fiscal year. There was no goodwill impairment for the fiscal year ending September 30, 2023.

For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination is assigned to one or more reporting units. A reporting unit represents an operating segment or a component within an operating segment for which discrete financial information is available and is regularly reviewed by segment management for performance assessment and resource allocation. Components of similar economic characteristics are aggregated into one reporting unit for the purpose of goodwill impairment assessment. Reporting units are identified annually and re-assessed periodically for recent acquisitions or any changes in segment reporting structure. Upon consideration of our components, we have concluded that our goodwill is associated with one reporting unit.

The fair value of a reporting unit is generally determined using a combination of the income approach and the market approach. For the income approach, fair value is determined based on the present value of estimated future after-tax cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future after-tax cash flows and estimate the long-term growth rates based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the weighted average cost of capital. We adjust the discount rates for the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. For the market approach, we use a valuation technique in which values are derived based on valuation multiples of comparable publicly traded companies. We assess each valuation methodology based upon the relevance and availability of the data at the time we perform the valuation and weight the methodologies appropriately.

At September 30, 2022, we performed a quantitative impairment test. We concluded indicators of impairment were present due to the current macroeconomic conditions, including continued declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. For the income approach, fair value was determined based on the present value of estimated future after-tax cash flows using our multi-year target plan, discounted at an appropriate risk-adjusted rate. For the market approach, we used a valuation technique in which values were derived based on valuation multiples of comparable publicly traded companies.

We weighted the methodologies appropriately to estimate a fair value as of September 30, 2022. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $213.7 million within the Consolidated Statement of Operations.

At March 31, 2024, we concluded indicators of impairment were present due to the current macroeconomic conditions, including declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. We weighted the methodologies appropriately to estimate a fair value of approximately $463.4 million as of March 31, 2024. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $252.1 million during the three months ended March 31, 2024.

At June 30, 2024, we concluded indicators of impairment were present due to the current macroeconomic conditions, including declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. We weighted the methodologies appropriately to estimate a fair value of approximately $154.2 million as of June 30, 2024. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $357.1 million during the three months ended June 30, 2024.

On July 1, 2024, we concluded that a quantitative goodwill impairment test is not necessary as of July 1, 2024, as the June 30, 2024 quantitative analysis is deemed applicable.

Long-Lived Assets with Definite Lives

Our long-lived assets consist principally of technology, customer relationships, internally developed software, land, building, and equipment. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other definite-lived assets are amortized over their estimated economic lives using the straight-line method. The remaining useful lives of long-lived assets are re-assessed periodically at the asset group level for any events and circumstances that may change the future cash flows expected to be generated from the long-lived asset or asset group.

Internally developed software consists of capitalized costs incurred during the application development stage, which include costs related to the design of the software configuration and interfaces, coding, installation and testing. Costs incurred during the preliminary project stage and post-implementation stage are expensed as incurred. Internally developed software is amortized over the estimated useful life, commencing on the date when the asset is ready for its intended use. Land, building and equipment are stated at cost and depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the related lease term or the estimated useful life. Depreciation is computed using the straight-line method. Repair and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of sold or retired assets are removed from the accounts and any gain or loss is included in the results of operations for the period.

Long-lived assets with definite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value of a specific asset or asset group may not be recoverable. We assess the recoverability of long-lived assets with definite lives at the asset group level. Asset groups are determined based upon the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the asset group is also a reporting unit, goodwill assigned to the reporting unit is also included in the carrying amount of the asset group. For the purpose of the recoverability test, we compare the total undiscounted future cash flows from the use and disposition of the assets with its net carrying amount. When the carrying value of the asset group exceeds the undiscounted future cash flows, the asset group is deemed to be impaired. The amount of the impairment loss represents the excess of the asset or asset group's carrying value over its estimated fair value, which is generally determined based upon the present value of estimated future pre-tax cash flows that a market participant would expect from use and disposition of the long-lived asset or asset group. There were no long-lived asset impairments in any of the periods presented.

Stock-Based Compensation

We grant equity awards to certain employees which include stock options and restricted stock unit awards in accordance with provisions of the Cerence 2019 Equity Incentive Plan ("Equity Incentive Plan").

We account for stock-based compensation through recognition of the fair value of the stock-based compensation as a charge against earnings. The fair value for time-based restricted stock units and performance-based restricted stock units is based on the closing share price of our common stock on the date of grant. For performance-based restricted stock units, the compensation cost is recognized based on the number of units expected to vest upon the achievement of the performance conditions. We recognize stock-based compensation as an expense on a straight-line basis, over the requisite service period. We account for forfeitures as they occur, rather than applying an estimated forfeiture rate.

Income Taxes

We account for income taxes using the assets and liabilities method, as prescribed by ASC No. 740, *Income Taxes*, or ASC 740.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carry amount of assets and liabilities and their respective tax bases. The method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not after consideration of all available evidence. As the income tax returns are not due and filed until after the completion of our annual financial reporting requirements, the amounts recorded for the current period reflect estimates for the tax-based activity for the period. In addition, estimates are often required with respect to, among other things, the appropriate state and foreign income tax rates to use, the potential utilization of operating loss carry-forwards and valuation allowance required, if any, for tax assets that may not be realizable in the future. Tax laws and tax rates vary substantially in these jurisdictions and are subject to change given the political and economic climate. We report and pay income tax based on operational results and applicable law. Our tax provision contemplates tax rates currently enacted to determine both our current and deferred tax positions.

Any significant fluctuations in rates or changes in tax laws could cause our estimates of taxes we anticipate either paying or recovering in the future to change. Such changes could lead to either increases or decreases in our effective tax rates.

We have historically estimated the future tax consequences of certain items, including credit losses and accruals that cannot be deducted for income tax purposes until such expenses are paid or the related assets are disposed. We believe the procedures and estimates used in our accounting for income taxes are reasonable and in accordance with established tax law. The income tax estimates used have not resulted in material adjustments to income tax expense in subsequent period when the estimates are adjusted to the actual filed tax return amounts.

Deferred tax assets and liabilities are measured used enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. With respect to earnings expected to be indefinitely reinvested offshore, we do not accrue tax for the repatriations of such foreign earnings.

Valuation Allowance

We regularly review our deferred tax assets for recoverability considering historically profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. If positive evidence regarding projected future taxable income, exclusive of reversing taxable temporary differences, existed it would be difficult for it to outweigh objective negative evidence of recent financial reporting losses.

During the third quarter of fiscal year 2022, we established a valuation allowance of $107.6 million against our deferred tax assets in a foreign jurisdiction, which consists of tax amortizable intellectual property and net operating loss carryforwards. We determined we had negative evidence, based on updates to transfer pricing arrangements and changes to the earnings guidance for fiscal year 2022. We will continue to maintain a valuation allowance against these deferred tax assets until we believe it is more likely than not that they will be realized. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard, the valuation allowance would be reversed accordingly in the period that such determination is made.

Uncertain Tax Positions

We operate in multiple jurisdictions through wholly owned subsidiaries and our global structure is complex. The estimates of our uncertain tax positions involve judgments and assessment of the potential tax implications related to legal entity restructuring, intercompany transfers and acquisitions or divestitures. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Our tax positions are subject to audit by taxing authorities across multiple global jurisdictions and the resolution of such audits may span multiple years. Tax laws are complex and often subject to varied interpretations, accordingly, the ultimate outcome with respect to taxes we may own may differ from the amounts recognized.

Convertible Debt

We adopted ASU 2020-06 on October 1, 2022. Since the adoption of ASU 2020-06, we record our convertible debt at face value less unamortized issuance costs. Issuance costs are amortized to Interest expense in our Consolidated Statements of Operations using the effective interest method over the expected term of the convertible debt. We assess the short-term and long-term classification of our convertible debt on each balance sheet date. Whenever the holders have a contractual right to convert, the carrying amount of the convertible debt is reclassified to current liabilities.

Prior to the adoption of ASU 2020-06: (i) we bifurcate the debt and equity (the contingently convertible feature) components of our convertible debt instruments in a manner that reflects our nonconvertible debt borrowing rate at the time of issuance; (ii) the equity components of our convertible debt instruments were recorded within stockholders' equity with an allocated issuance premium or discount; and (iii) the debt issuance premium or discount was amortized to Interest expense in our Consolidated Statements of Operations using the effective interest method over the expected term of the convertible debt. We assess the short-term and long-term classification of our convertible debt on each balance sheet date. Whenever the holders have a contractual right to convert, the carrying amount of the convertible debt is reclassified to current liabilities, with the corresponding equity component classified from additional paid-in capital to mezzanine equity, as needed.

Loss Contingencies

We may be subject to legal proceedings, lawsuits and other claims relating to labor, service, intellectual property, and other matters that arise from time to time in the ordinary course of business. On a quarterly basis, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgments are required for the determination of probability and the range of the outcomes. Due to the inherent uncertainties, estimates are based only on the best information available at the time. Actual outcomes may differ from our estimates. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions may have a material impact on our results of operations and financial position.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from changes in foreign currency exchange rates and interest rates which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities, and through the use of derivative financial instruments.

Exchange Rate Sensitivity

We are exposed to changes in foreign currency exchange rates. Any foreign currency transaction, defined as a transaction denominated in a currency other than the local functional currency, will be reported in the functional currency at the applicable exchange rate in effect at the time of the transaction. A change in the value of the functional currency compared to the foreign currency of the transaction will have either a positive or negative impact on our financial position and results of operations.

Assets and liabilities of our foreign entities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and income and expense items are translated at average rates for the applicable period. Therefore, the change in the value of the U.S. dollar compared to foreign currencies will have either a positive or negative effect on our financial position and results of operations. Historically, our primary exposure has been related to transactions denominated in the Canadian dollar, Chinese yuan, Euro, and Japanese yen.

We use foreign currency forward contracts to hedge the foreign currency exchange risk associated with forecasted foreign denominated payments related to our ongoing business. The aggregate notional amount of our outstanding foreign currency forward contracts was $59.1 million at September 30, 2024. Foreign currency forward contracts are sensitive to changes in foreign currency exchange rates. A 10% unfavorable exchange rate movement in our portfolio of foreign currency contracts would have resulted in unrealized losses of $5.0 million at September 30, 2024. Such losses would be offset by corresponding gains in the remeasurement of the underlying transactions being hedged. We believe these foreign currency forward exchange contracts and the offsetting underlying commitments, when taken together, do not create material market risk.

Interest Rate Sensitivity

We are exposed to interest rate risk as a result of our cash and cash equivalents and indebtedness related to the Senior Credit Facilities.

At September 30, 2024, we held approximately $121.5 million of cash and cash equivalents consisting of cash and highly liquid investments, including money-market funds and time deposits. Assuming a 1% increase in interest rates, our interest income on our money-market funds and time deposits classified as cash and cash equivalents would increase by $0.8 million per annum, based on September 30, 2024 reported balances.

The borrowings under our Senior Credit Facilities are subject to interest rates based on SOFR. As of September 30, 2024, assuming a 1% increase in interest rates and our Revolving Facility is fully drawn, our interest expense on our Senior Credit Facilities would increase by approximately $0.5 million per annum.

Item 8. Financial Statements and Supplementary Data.


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Cerence Inc.
Burlington, Massachusetts

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cerence Inc. (the "Company") as of September 30, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, consolidated statements of equity, and consolidated cash flows for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated November 25, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Identification of Performance Obligations

As described in Note 3 to the Company's consolidated financial statements, certain of the Company's revenue contracts contain multiple products and services relating to the sale of connected or embedded licenses and professional services. For these revenue contracts, the Company accounts for the individual products and services separately if they are distinct. The transaction price is allocated to the performance obligations based on their relative standalone selling prices. The Company determines the standalone selling prices by maximizing observable inputs when available, including pricing of standalone sales. When observable inputs are not available, the Company utilizes cost of developing and supplying each performance obligation, types of offerings, and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists.

We determined that the identification of distinct performance obligations in the recognition of revenue related to contracts that contain multiple products or services represents a critical audit matter. The determination of whether multiple products or services within a contract are distinct performance obligations that should be accounted for separately requires management to exercise significant judgment and includes a high degree of subjectivity. Auditing the identification of distinct performance obligations in certain revenue contracts involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the design and testing operating effectiveness of certain controls relating to management's identification and assessment of distinct performance obligations in contracts with customers.

- Evaluating management's technical accounting policies and practices including the reasonableness of management's judgments and assumptions in the determination of whether the products and services represent distinct performance obligations.

- Testing the reasonableness of the identification of distinct performance obligations through inspection of a selection of customer contracts and other source documents.

Goodwill Impairment Assessment

As described in Notes 2 and 7 to the consolidated financial statements, the Company's goodwill is associated with one reporting unit. During the year ended September 30, 2024, the Company concluded that indicators of impairment were present due to macroeconomic conditions, including continued declines in stock price. A quantitative assessment was performed in interim periods ended March 31, 2024, and June 30, 2024, respectively, using a combination of the discounted cash flow method under the income approach and the market approach and the Company determined that the goodwill was impaired and recorded a non-cash impairment charge of $609.2 million, within the consolidated financial statements. The determination of the fair value of the reporting unit under the income approach requires management to make significant estimates and assumptions related to future cash flows and the discount rate used in the valuation model.

We identified the goodwill impairment assessment as a critical audit matter. The principal considerations for our determination is the significant judgment used to evaluate certain assumptions used, particularly forecasted revenue for certain years and certain inputs used in the discount rate. These assumptions involved especially challenging auditor judgment and effort, including the extent of specialized skills and knowledge required.

The primary procedures we performed to address this critical audit matter included:

- Obtaining an understanding of management's process relating to the Company's forecast and goodwill impairment assessment.

- Evaluating the reasonableness of forecasted revenue for certain years used in the income approach by : (i) comparing the forecasted revenue for certain years to historical results, (ii) comparing publicly available automotive industry information to the Company's forecasted revenue for certain years to determine whether contradictory evidence exists, (iii) reviewing the future automotive production reports and projected market share, and (iv) evaluating unit forecast assumptions for future periods including review of executed contracts in the Company's backlog.

- Testing the completeness and accuracy of the data used by management to develop forecasted revenue for certain years.

- Utilizing personnel with specialized knowledge and skills in valuation to assist in: (i) testing the mathematical accuracy of the Company's calculations, and (ii) evaluating the reasonableness of certain inputs used to determine the discount rate used in the income approach.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2017.

Boston, Massachusetts

November 25, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Cerence Inc.
Burlington, Massachusetts

Opinion on Internal Control over Financial Reporting

We have audited Cerence Inc.'s (the "Company's") internal control over financial reporting as of September 30, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of September 30, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, consolidated statements of equity, and consolidated cash flows for each of the three years in the period ended September 30, 2024, and the related notes and our report dated November 25, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Boston, Massachusetts

November 25, 2024

CERENCE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

		Year Ended September 30,				
		2024		2023		2022
Revenues:						
License	$	124,746	$	145,159	$	158,610
Connected services		133,444		75,071		85,571
Professional services		73,314		74,245		83,710
Total revenues		331,504		294,475		327,891
Cost of revenues:						
License		6,060		8,522		2,698
Connected services		24,787		22,995		22,722
Professional services		56,282		63,232		68,764
Amortization of intangible assets		103		414		2,984
Total cost of revenues		87,232		95,163		97,168
Gross profit		244,272		199,312		230,723
Operating expenses:						
Research and development		121,563		123,333		107,116
Sales and marketing		21,725		27,504		31,098
General and administrative		52,468		57,903		42,653
Amortization of intangible assets		2,203		5,854		11,516
Restructuring and other costs, net		17,077		11,917		8,965
Goodwill impairment		609,172		—		213,720
Total operating expenses		824,208		226,511		415,068
Loss from operations		(579,936)		(27,199)		(184,345)
Interest income		5,353		4,471		1,007
Interest expense		(12,553)		(14,769)		(14,394)
Other income (expense), net		2,526		1,108		(1,019)
Loss before income taxes		(584,610)		(36,389)		(198,751)
Provision for income taxes		3,468		19,865		112,075
Net loss	$	(588,078)	$	(56,254)	$	(310,826)
Net loss per share:						
Basic	$	(14.12)	$	(1.40)	$	(7.93)
Diluted	$	(14.12)	$	(1.40)	$	(7.93)
Weighted-average common share outstanding:						
Basic		41,642		40,215		39,187
Diluted		41,642		40,215		39,187

Refer to accompanying Notes to the Consolidated Financial Statements.

CERENCE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended September 30,		
	2024	**2023**	**2022**
Net loss	$ (588,078)	$ (56,254)	$ (310,826)
Other comprehensive income (loss):			
Foreign currency translation adjustments	2,343	5,620	(37,179)
Pension adjustments, net	(539)	(66)	2,233
Unrealized gain (loss) on available-for-sale securities	250	217	(425)
Total other comprehensive income (loss)	2,054	5,771	(35,371)
Comprehensive loss	$ (586,024)	$ (50,483)	$ (346,197)

Refer to accompanying Notes to the Consolidated Financial Statements.

CERENCE INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	September 30, 2024	September 30, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 121,485	$ 101,154
Marketable securities	5,502	9,211
Accounts receivable, net of allowances of $1,613 and $4,044 at September 30, 2024 and September 30, 2023, respectively	62,755	61,270
Deferred costs	5,286	6,935
Prepaid expenses and other current assets	70,481	47,157
Total current assets	265,509	225,727
Long-term marketable securities	3,453	10,607
Property and equipment, net	30,139	34,013
Deferred costs	18,051	20,299
Operating lease right of use assets	12,879	11,961
Goodwill	296,858	900,342
Intangible assets, net	1,706	3,875
Deferred tax assets	51,398	46,601
Other assets	22,365	44,165
Total assets	$ 702,358	$ 1,297,590
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,959	$ 16,873
Deferred revenue	52,822	77,068
Short-term operating lease liabilities	4,528	5,434
Short-term debt	87,094	—
Accrued expenses and other current liabilities	68,405	48,718
Total current liabilities	216,808	148,093
Long-term debt, net of discounts and issuance costs	194,812	275,951
Deferred revenue, net of current portion	114,354	145,531
Long-term operating lease liabilities	8,803	7,947
Other liabilities	26,484	25,193
Total liabilities	561,261	602,715
Commitments and contingencies (Note 13)		
Stockholders' Equity:		
Common stock, $0.01 par value, 560,000 shares authorized as of September 30, 2024; 41,924 and 40,423 shares issued and outstanding as of September 30, 2024 and September 30, 2023, respectively	419	404
Accumulated other comprehensive loss	(25,912)	(27,966)
Additional paid-in capital	1,088,330	1,056,099
Accumulated deficit	(921,740)	(333,662)
Total stockholders' equity	141,097	694,875
Total liabilities and stockholders' equity	$ 702,358	$ 1,297,590

Refer to accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance at September 30, 2021	38,025	$ 381	$1,002,353	$ 27,577	$ 1,634	$1,031,945
Net loss	-	-	-	(310,826)	-	(310,826)
Other comprehensive loss	-	-	-	-	(35,371)	(35,371)
Issuance of common stock	1,584	14	36,048	-	-	36,062
Stock withheld to cover tax withholdings requirements upon stock vesting	(179)	(1)	(49,002)	-	-	(49,003)
Stock-based compensation	-	-	40,143	-	-	40,143
Balance at September 30, 2022	39,430	394	1,029,542	(283,249)	(33,737)	712,950
Net loss	-	-	-	(56,254)	-	(56,254)
Cumulative effect adjustment due to the adoption of ASU 2020-06	-	-	(14,371)	5,841	-	(8,530)
Other comprehensive income	-	-	-	-	5,771	5,771
Issuance of common stock	1,055	11	5,614	-	-	5,625
Increase in fair value of conversion option	-	-	4,054	-	-	4,054
Stock withheld to cover tax withholdings requirements upon stock vesting	(62)	(1)	(4,893)	-	-	(4,894)
Stock-based compensation	-	-	36,153	-	-	36,153
Balance at September 30, 2023	40,423	404	1,056,099	(333,662)	(27,966)	694,875
Net loss	-	-	-	(588,078)	-	(588,078)
Other comprehensive income	-	-	-	-	2,054	2,054
Issuance of common stock	1,502	15	10,886	-	-	10,901
Stock withheld to cover tax withholdings requirements upon stock vesting	(1)	-	(9,865)	-	-	(9,865)
Stock-based compensation	-	-	31,210	-	-	31,210
Balance at September 30, 2024	41,924	$ 419	$1,088,330	$ (921,740)	$ (25,912)	$ 141,097

Refer to accompanying Notes to the Consolidated Financial Statements.

CERENCE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (588,078)	$ (56,254)	$ (310,826)
Adjustments to reconcile net loss to net cash provided by (used in) operations:			
Depreciation and amortization	10,630	16,038	23,939
Provision for (benefit from) credit loss reserve	3,545	3,626	(413)
Stock-based compensation	23,673	40,766	28,076
Non-cash interest expense	6,060	2,914	5,281
Loss on debt extinguishment	—	1,333	—
Deferred tax (benefit) provision	(4,658)	7,597	97,287
Goodwill impairment	609,172	—	213,720
Unrealized foreign currency transaction (gain) losses	(1,454)	(3,393)	5,730
Other	(68)	(3,388)	385
Changes in operating assets and liabilities:			
Accounts receivable	11,760	(16,964)	(6,590)
Prepaid expenses and other assets	(12,466)	28,192	(33,756)
Deferred costs	4,801	3,194	4,654
Accounts payable	(12,555)	5,774	157
Accrued expenses and other liabilities	27,874	(408)	(1,479)
Deferred revenue	(61,040)	(21,529)	(28,303)
Net cash provided by (used in) operating activities	17,196	7,498	(2,138)
Cash flows from investing activities:			
Capital expenditures	(4,996)	(5,124)	(17,446)
Purchases of marketable securities	—	(18,025)	(31,757)
Sale and maturities of marketable securities	11,112	30,324	37,203
Payments for equity investments	—	—	(584)
Other investing activities	(1,737)	(1,355)	2,019
Net cash provided by (used in) investing activities	4,379	5,820	(10,565)
Cash flows from financing activities:			
Proceeds from revolving credit facility	—	24,700	—
Payments of revolver credit facility	—	(24,700)	—
Proceeds from long-term debt, net of discount	—	210,000	—
Payments for long-term debt issuance costs	(419)	(17,176)	—
Principal payments of long-term debt	—	(198,438)	(6,250)
Common stock repurchases for tax withholdings for net settlement of equity awards	(9,865)	(4,894)	(49,003)
Principal payment of lease liabilities arising from a finance lease	(392)	(451)	(415)
Proceeds from the issuance of common stock	10,901	5,625	36,062
Net cash provided by (used in) financing activities	225	(5,334)	(19,606)
Effects of exchange rate changes on cash and cash equivalents	(1,469)	(1,677)	(1,272)
Net change in cash and cash equivalents	20,331	6,307	(33,581)
Cash and cash equivalents at beginning of period	101,154	94,847	128,428
Cash and cash equivalents at end of period	$ 121,485	$ 101,154	$ 94,847
Supplemental information:			
Cash paid for income taxes	$ 10,180	$ 11,185	$ 12,273
Cash paid for interest	$ 6,028	$ 11,570	$ 9,088

Refer to accompanying Notes to the Consolidated Financial Statements.

CERENCE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

History

On October 1, 2019, (the "Distribution Date"), Nuance Communications, Inc. ("Nuance" or "the Parent"), a leading provider of speech and language solutions for businesses and consumers around the world, completed the complete legal and structural separation and distribution to its stockholders of all of the outstanding shares of our common stock, and its consolidated subsidiaries, in a tax free spin-off (the "Spin-Off"). The distribution was made in the amount of one share of our common stock for every eight shares of Nuance common stock (the "Distribution") owned by Nuance's stockholders as of 5:00 p.m. Eastern Time on September 17, 2019, the record date of the Distribution.

In connection with the Distribution, on September 30, 2019, we filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which became effective on October 1, 2019. Our Amended and Restated By-laws also became effective on October 1, 2019. On October 2, 2019, our common stock began regular-way trading on the Nasdaq Global Select Market under the ticker symbol CRNC.

Business

Cerence Inc. (referred to in this Annual Report on Form 10-K as "we," "our," "us," "ourselves," the "Company" or "Cerence") is a global, premier provider of AI-powered assistants and innovations for connected and autonomous vehicles. Our customers include nearly all major automobile original equipment manufacturers ("OEMs"), or their tier 1 suppliers worldwide. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between automobile brands and end users. We generate revenue primarily by selling software licenses and cloud-connected services. In addition, we generate professional services revenue from our work with OEMs and suppliers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements reflect all adjustments considered necessary for a fair presentation of the consolidated results of operations and financial position for the fiscal years presented. All such adjustments are of a normal recurring nature.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as those of our wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

(c) Use of Estimates

The Consolidated Financial Statements are prepared in accordance with GAAP, which requires management to make estimates and assumptions. These estimates, judgments and assumptions can affect the reported amounts in the financial statements and the footnotes thereto. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, assumptions and judgments. Significant estimates inherent to the preparation of financial statements include: revenue recognition; the allowances for credit losses; accounting for deferred costs; accounting for internally developed software; the valuation of goodwill and intangible assets; accounting for stock-based compensation; accounting for income taxes; accounting for leases; accounting for convertible debt; and loss contingencies. We base our estimates on historical experience, market participant fair value considerations, projected future cash flows, and various other factors that are believed to be reasonable under the circumstances. Actual amounts could differ significantly from these estimates.

(d) Revenue Recognition

We primarily derive revenue from the following sources: (1) royalty-based software license arrangements, (2) connected services, and (3) professional services. Revenue is reported net of applicable sales and use tax, value-added tax and other transaction taxes imposed on the related transaction including mandatory government charges that are passed through to our customers. We

account for a contract when both parties have approved and committed to the contract, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. See *Note 3 – Revenue Recognition* for additional details.

(e) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

(f) Marketable Securities

Marketable securities consist of commercial paper, government securities and corporate bonds. We classify our marketable securities as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. We may sell these securities at any time for use in current operations even if they have not yet reached maturity. We classify our marketable securities as either short-term or long-term based on the nature of each security. We record marketable securities at fair value, with the unrealized gains or losses included within Accumulated other comprehensive loss on the Consolidated Balance Sheets until realized. Interest income earned from our marketable securities is reported within Interest income on the Consolidated Statements of Operations. We evaluate our marketable securities to assess whether those with unrealized loss positions are other than temporarily impaired. We consider impairment to be other than temporary if it is related to deterioration in credit risk or if it is likely we will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in Other income (expense), net on the Consolidated Statements of Operations.

(g) Inventory

Inventory, consisting primarily of finished goods related to our Cerence Link product, is accounted for using the first in, first out method, and is valued at the lower of cost and net realizable value. Inventory is included within Prepaid expenses and other current assets. As of September 30, 2024 and September 30, 2023, inventory was $1.0 million and $0.5 million, respectively.

(h) Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill is not amortized but tested annually for impairment or when indicators of impairment are present. The test for goodwill impairment involves a qualitative assessment of impairment indicators. If indicators are present, a quantitative test of impairment is performed. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. Goodwill is tested for impairment annually on July 1, the first day of the fourth quarter of the fiscal year. There is no goodwill impairment for the fiscal year ended September 30, 2023.

We believe our Chief Executive Officer ("CEO") is our chief operating decision maker ("CODM"). Our CEO approves all major decisions, including reorganizations and new business initiatives. Our CODM reviews routine consolidated operating information and makes decisions on the allocation of resources at this level, as such, we have concluded that we have one operating segment.

For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination is assigned to one or more reporting units. A reporting unit represents an operating segment or a component within an operating segment for which discrete financial information is available and is regularly reviewed by segment management for performance assessment and resource allocation. Components of similar economic characteristics are aggregated into one reporting unit for the purpose of goodwill impairment assessment. Reporting units are identified annually and re-assessed periodically for recent acquisitions or any changes in segment reporting structure. Upon consideration of our components, we have concluded that our goodwill is associated with one reporting unit.

The fair value of a reporting unit is generally determined using a combination of the income approach and the market approach. For the income approach, fair value is determined based on the present value of estimated future after-tax cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future after-tax cash flows and estimate the long-term growth rates based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the weighted average cost of capital. We adjust the discount rates for the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. For the market approach, we use a valuation technique in which values are derived based on valuation multiples of comparable publicly traded companies. We assess each valuation methodology based upon the relevance and availability of the data at the time we perform the valuation and weight the methodologies appropriately.

For the fiscal year ended September 30, 2022, we performed a quantitative impairment test. We concluded indicators of impairment were present due to the current macroeconomic conditions, including continued declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. For the income approach, fair value was determined based on the present value of estimated future after-tax cash flows using our multi-year target plan, discounted at an appropriate risk-adjusted rate. For the market approach, we used a valuation technique in which values were derived based on valuation multiples of comparable publicly traded companies. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $213.7 million within the Consolidated Statement of Operations.

At March 31, 2024, we concluded indicators of impairment were present due to the current macroeconomic conditions, including declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. We weighted the methodologies appropriately to estimate a fair value of approximately $463.4 million as of March 31, 2024. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $252.1 million during the three months ended March 31, 2024.

At June 30, 2024, we concluded indicators of impairment were present due to the current macroeconomic conditions, including declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. We weighted the methodologies appropriately to estimate a fair value of approximately $154.2 million as of June 30, 2024. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $357.1 million during the three months ended June 30, 2024.

On July 1, 2024, we concluded that a quantitative goodwill impairment test is not necessary as of July 1, 2024, as the June 30, 2024 quantitative analysis is deemed applicable.

(i) Long-Lived Assets with Definite Lives

Our long-lived assets consist principally of technology and patents, customer relationships, internally developed software, property and equipment. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other definite-lived assets are amortized over their estimated economic lives using the straight-line method. The remaining useful lives of long-lived assets are re-assessed periodically for any events and circumstances that may change the future cash flows expected to be generated from the long-lived asset or asset group.

Internally developed software consists of capitalized costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation and testing. Costs incurred during the preliminary project stage, along with post-implementation stages of internally developed software, are expensed as incurred. Internally developed software costs that have been capitalized are typically amortized over the estimated useful life, commencing with the date when an asset is ready for its intended use. Equipment is stated at cost and depreciated over the estimated useful life. Leasehold improvements are depreciated over the shorter of the related remaining lease term or the estimated useful life. Depreciation is computed using the straight-line method. Repair and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of sold or retired assets are removed from the accounts and any gain or loss is included in the results of operations for the period.

Long-lived assets with definite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value of a specific asset or asset group may not be recoverable. We assess the recoverability of long-lived assets with definite lives at the asset group level. Asset groups are determined based upon the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the asset group is also a reporting unit, goodwill assigned to the reporting unit is also included in the carrying amount of the asset group. For the purpose of the recoverability test, we compare the total undiscounted future cash flows from the use and disposition of the assets with its net carrying amount. When the carrying value of the asset group exceeds the undiscounted future cash flows, the asset group is deemed to be impaired. The amount of the impairment loss represents the excess of the asset or asset group's carrying value over its estimated fair value, which is generally determined based upon the present value of estimated future pre-tax cash flows that a market participant would expect from use and disposition of the long-lived asset or asset group. There was no impairment of long-lived assets during the years ended September 30, 2024, 2023, and 2022.

(j) Allowance for Credit Losses

We are exposed to credit losses primarily through our sales of software licenses and services to customers. We determine credit ratings for each customer in our portfolio based upon public information and information obtained directly from our customers. A credit limit for each customer is established and in certain cases we may require collateral or prepayment to mitigate credit risk. Our expected loss methodology is developed using historical collection experience, current customer credit information, current and future economic and market conditions and a review of the current status of the customer's account balances. We monitor our ongoing credit exposure through reviews of customer balances against contract terms and due dates, current economic conditions, and dispute resolution. Estimated credit losses are written off in the period in which the financial asset is no longer collectible.

The change in the allowance for credit losses for the fiscal year ended September 30, 2024, 2023, and 2022 is as follows (dollars in thousands):

	Allowance for Credit Losses
Balance as of September 30, 2021	$ 879
Credit loss provision	(431)
Write-offs, net of recoveries	18
Foreign exchange impact on ending balance	(95)
Balance as of September 30, 2022	$ 371
Credit loss provision	3,626
Foreign exchange impact on ending balance	134
Balance as of September 30, 2023	$ 4,131
Credit loss provision	3,545
Write-offs, net of recoveries	(6,073)
Foreign exchange impact on ending balance	11
Balance as of September 30, 2024	$ 1,614

(k) Research and Development

Research and development ("R&D") costs related to software that is or will be sold or licensed externally to third-parties, or for which a substantive plan exists to sell or license such software in the future, incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of revenue over the estimated useful life of the related products. We have determined that technological feasibility is reached shortly before the general release of the software products. Costs incurred after technological feasibility is established have not been material. R&D costs are otherwise expensed as incurred.

(l) Income Taxes

We account for income taxes using the assets and liabilities method, as prescribed by ASC No. 740, *Income Taxes*, or ASC 740.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases. The method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not after consideration of all available evidence. As the income tax returns are not due and filed until after the completion of our annual financial reporting requirements, the amounts recorded for the current period reflect estimates for the tax-based activity for the period. In addition, estimates are often required with respect to, among other things, the appropriate state and foreign income tax rates to use, the potential utilization of operating loss carry-forwards and valuation allowance required, if any, for tax assets that may not be realizable in the future. Tax laws and tax rates vary substantially in these jurisdictions and are subject to change given the political and economic climate. We report and pay income tax based on operational results and applicable law. Our tax provision contemplates tax rates currently enacted to determine both our current and deferred tax positions.

Any significant fluctuations in rates or changes in tax laws could cause our estimates of taxes we anticipate either paying or recovering in the future to change. Such changes could lead to either increases or decreases in our effective tax rates.

We have historically estimated the future tax consequences of certain items, including accruals that cannot be deducted for income tax purposes until such expenses are paid or the related assets are disposed. We believe the procedures and estimates used in our accounting for income taxes are reasonable and in accordance with established tax law. The income tax estimates used have not resulted in material adjustments to income tax expense in subsequent period when the estimates are adjusted to the actual filed tax return amounts.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. With respect to earnings expected to be indefinitely reinvested offshore, we do not accrue tax for the repatriations of such foreign earnings.

Valuation Allowance

We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. If positive evidence regarding projected future taxable income, exclusive of reversing taxable temporary differences, existed it would be difficult for it to outweigh objective negative evidence of recent financial reporting losses.

During the third quarter of fiscal year 2022, we established a valuation allowance of $107.6 million against our deferred tax assets in a foreign jurisdiction, which consists of tax amortizable intellectual property and net operating loss carryforwards. We will continue to maintain a valuation allowance against these deferred tax assets until we believe it is more likely than not that they will be realized. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard, the valuation allowance would be reversed accordingly in the period that such determination is made.

Uncertain Tax Positions

We operate in multiple jurisdictions through wholly owned subsidiaries and our global structure is complex. The estimates of our uncertain tax positions involve judgments and assessment of the potential tax implications related to legal entity restructuring, intercompany transfers and acquisitions or divestitures. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Our tax positions are subject to audit by taxing authorities across multiple global jurisdictions and the resolution of such audits may span multiple years. Tax laws are complex and often subject to varied interpretations, accordingly, the ultimate outcome with respect to taxes we may owe may differ from the amounts recognized.

(m) Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, reflected in the Consolidated Statements of Equity, consists of the following (dollars in thousands):

	September 30,	
	2024	2023
Foreign currency translation adjustments	$ (25,932)	$ (28,275)
Net unrealized (losses) gains on post-retirement benefits	(11)	528
Net unrealized gains (losses) on available-for-sale securities	31	(219)
Accumulated other comprehensive loss	$ (25,912)	$ (27,966)

No income tax provisions or benefits are recorded for foreign currency translation adjustments as the undistributed earnings in our foreign subsidiaries are expected to be indefinitely reinvested.

(n) Concentration of Risk

Financial instruments that potentially subject us to significant concentrations of credit risk primarily consist of trade accounts receivable. We perform ongoing credit evaluations of our customers' financial condition and limit the amount of credit extended when deemed appropriate. One customer accounted for 21.4% of our Accounts receivable, net balance at September 30, 2024. Two customers accounted for 10.8% and 10.1% of our Accounts receivable, net balance at September 30, 2023.

(o) Foreign Currency Translation

The functional currency of a foreign subsidiary is generally the local currency. We translate the financial statements of foreign subsidiaries to U.S. dollars using month-end exchange rates for assets and liabilities, and average rates for the reporting period for revenues, costs, and expenses. We record translation gains and losses in Accumulated other comprehensive loss as a component of stockholders' equity. We record net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to the functional currency within Other income (expense), net. Foreign currency transaction (gains) losses for the fiscal years ended September 30, 2024, 2023 and 2022 were ($1.8) million, $2.3 million, and $0.1 million, respectively.

(p) Stock-Based Compensation

Stock-based compensation primarily consists of restricted stock units with service or market/performance conditions. Equity awards are measured at the fair market value of the underlying stock at the grant date. We recognize stock compensation expense using the straight-line attribution method over the requisite service period. We record forfeitures as they occur. For performance-based restricted stock units, the compensation cost is recognized based on the number of units expected to vest upon the achievement of the performance conditions. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued to the employee than the number of awards outstanding. We record a liability for the tax withholding to be paid by us as a reduction to Additional paid-in capital. We record any income tax effect related to stock-based awards through the Consolidated Statements of Operations. Excess tax benefits are recognized as deferred tax assets upon settlement and are subject to regular review for valuation allowance, when applicable.

(q) Leases

We have entered into a number of facility and equipment leases which qualify as operating leases under GAAP. We also have a limited number of equipment leases that qualify as financing leases. We determine if contracts with vendors represent a lease or have a lease component under GAAP at contract inception. Our leases have remaining terms ranging from less than one year to six years. Some of our leases include options to extend or terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

Operating lease right of use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. As our leases generally do not provide an implicit rate, we use an estimated incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease within a particular location and currency environment.

Operating leases are included in Operating lease right of use assets, Short-term operating lease liabilities, and Long-term operating lease liabilities on our Consolidated Balance Sheets as of September 30, 2024 and 2023. Finance leases are included in Property and equipment, net, Accrued expenses and other current liabilities, and Other liabilities on our Consolidated Balance Sheets as of September 30, 2024 and 2023.

Lease costs for minimum lease payments is recognized on a straight-line basis over the lease term. For operating leases, costs are included within Cost of revenues, Research and development, Sales and marketing, and General and administrative lines on the Consolidated Statements of Operations. For financing leases, amortization of the finance right of use assets is included within Research and Development, Sales and marketing, and General and administrative lines on the Consolidated Statements of Operations, and interest expense is included within Interest expense.

For operating leases, the related cash payments are included in the operating cash flows on the Consolidated Statements of Cash Flows. For financing leases, the related cash payments for the principal portion of the lease liability are included in the financing cash flows on the Consolidated Statement of Cash Flows and the related cash payments for the interest portion of the lease liability are included within the operating section of the Consolidated Statement of Cash Flows.

(r) Convertible Debt

We adopted ASU 2020-06 on October 1, 2022. Since the adoption of ASU 2020-06, we record our convertible debt at face value less unamortized issuance costs. Issuance costs are amortized to Interest expense in our Consolidated Statements of Operations using the effective interest method over the expected term of the convertible debt. We assess the short-term and long-term classification of our convertible debt on each balance sheet date. Whenever the holders have a contractual right to convert, the carrying amount of the convertible debt is reclassified to current liabilities.

Prior to the adoption of ASU 2020-06: (i) we bifurcate the debt and equity (the contingently convertible feature) components of our convertible debt instruments in a manner that reflects our nonconvertible debt borrowing rate at the time of issuance; (ii) the equity components of our convertible debt instruments were recorded within stockholders' equity with an allocated issuance premium or discount; (iii) the debt issuance premium or discount was amortized to Interest expense in our Consolidated Statements of Operations using the effective interest method over the expected term of the convertible debt. We assess the short-term and long-term classification of our convertible debt on each balance sheet date. Whenever the holders have a contractual right to convert, the carrying amount of the convertible debt is reclassified to current liabilities, with the corresponding equity component classified from additional paid-in capital to mezzanine equity, as needed.

(s) Net Loss Per Share

Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares, giving effect to potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of restricted stock units, contingently issuable shares, and potential issuance of stock upon conversion of our Notes, as more fully described in Note 17. The dilutive effect of the Notes is reflected in net loss per share by application of the "if-converted" method. The "if-converted" method is only assumed in periods where such application would be dilutive. In applying the "if-converted" method for diluted net loss per share, we would assume conversion of the Notes at the respective ratio as further described in Note 17. Assumed converted shares of our common stock are weighted for the period the Notes were outstanding.

(t) Recently Adopted Accounting Standards

None.

(u) Issued Accounting Standards Not Yet Adopted

From time to time, new accounting pronouncements are issued by the FASB and are adopted by us as of the specified effective dates. Unless otherwise discussed, such pronouncements will not have a significant impact on our consolidated financial position, results of operations or cash flows, or do not apply to our operations.

In November 2023, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), to expand reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to an entity's chief operating decision maker ("CODM"), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. ASU 2023-07 applies to entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. A public entity should apply ASU 2023-07 retrospectively to all prior periods presented in the financial statements, with early adoption permitted. We are currently in the process of evaluating the effects of this pronouncement on our consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid and is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued. The amendments should be applied on a prospective basis although retrospective application is permitted. We are currently in the process of evaluating the effects of this pronouncement on our consolidated financial statements and disclosures.

3. Revenue Recognition

We primarily derive revenue from the following sources: (1) royalty-based software license arrangements, (2) connected services, and (3) professional services. Revenue is reported net of applicable sales and use tax, value-added tax and other transaction taxes imposed on the related transaction including mandatory government charges that are passed through to our customers. We account for a contract when both parties have approved and committed to the contract, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Our arrangements with customers may contain multiple products and services. We account for individual products and services separately if they are distinct—that is, if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

We recognize revenue after applying the following five steps for arrangements with customers within the scope of ASC 606:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract, including whether they are distinct within the context of the contract;

- determination of the transaction price, including the constraint on variable consideration;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when, or as, performance obligations are satisfied.

We allocate the transaction price of the arrangement based on the relative estimated SSP of each distinct performance obligation. In determining SSP, we maximize observable inputs, when possible. Since prices vary from customer to customer based on customer relationship, volume discount and contract type, in instances where the SSP is not directly observable, we estimate SSP by considering a number of data points, including cost of developing and supplying each performance obligation; types of offerings; and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists.

We only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When applicable, we reduce transaction prices for estimated returns and other allowances that represent variable consideration under ASC 606, which we estimate based on historical return experience and other relevant factors, and record a corresponding refund liability as a component of Accrued expenses and other current liabilities. Other forms of contingent revenue or variable consideration are infrequent.

Revenue is recognized when control of these product or services are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

We assess the timing of the transfer of products or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. In accordance with the practical expedient in ASC 606-10-32-18, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our services, not to receive or provide financing from or to customers. We do not consider set-up fees nor other upfront fees paid by our customers to represent a financing component.

Reimbursements for out-of-pocket costs generally include, but are not limited to, costs related to transportation, lodging and meals. When applicable, revenue from reimbursed out-of-pocket costs is accounted for as variable consideration.

(a) Performance Obligations

Licenses

Embedded software and technology licenses operate without access to external networks and information. Embedded licenses sold with non-distinct professional services to customize and/or integrate the underlying software and technology are accounted for as a combined performance obligation. Revenue from the combined performance obligation is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

Revenue from distinct embedded software and technology licenses, which do not require professional services to customize and/or integrate the software license, is recognized at the point in time when the software and technology is made available to the customer and control is transferred. For income statement presentation purposes, we separate distinct embedded license revenue from professional services revenue by allocating the transaction price based on their relative SSPs.

Revenue from embedded software and technology licenses sold on a royalty basis, where the license of non-exclusive intellectual property is the predominant item to which the royalty relates, is recognized in the period the usage occurs in accordance with ASC 606-10-55-65(A).

For royalty arrangements that include fixed consideration related to usage guarantees, the fixed consideration is recognized when the software is made available to the customer.

Connected Services

Connected services, which allow our customers to use the hosted software over the contract period without taking possession of the software, are provided on a usage basis as consumed or on a fixed fee subscription basis. Our connected services contract terms generally range from one to five years.

As each day of providing services is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, we have determined that our usage basis connected services arrangements are a single performance obligation comprised of a series of distinct services. These services include variable consideration, typically a function of usage. We recognize revenue as each distinct service period is performed (i.e., recognized as incurred).

Fixed fee subscription basis revenue represents a single promise to stand-ready to provide access to our connected services. We recognize revenue over time on a ratable basis over the respective hosting subscription term.

Our connected service arrangements generally include services to develop, customize, and stand-up applications for each customer. In determining whether these services are distinct, we consider the dependence of the cloud service on the up-front development and stand-up, as well as availability of the services from other vendors. We have concluded that the up-front development, stand-up and customization services are not distinct performance obligations, and as such, revenue for these activities is recognized over the period during which the cloud-connected services are provided, and is included within Connected services revenue. There can be instances where the customer purchases a software license that allows them to take possession of the software to enable hosting by the customer or a third-party. For such arrangements, the performance obligation of the license is completed at a point in time once the customer takes possession of the software.

Professional Services

Revenue from distinct professional services, including training, is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

(b) Significant Judgments

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Our license contracts often include professional services to customize and/or integrate the licenses into the customer's environment. Judgment is required to determine whether the license is considered distinct and accounted for separately, or not distinct and accounted for together with professional services. Furthermore, hybrid contracts that contain both embedded and connected license and professional services are analyzed to determine if the products and services are distinct or have stand-alone functionality to determine the revenue treatment.

We allocate the transaction price of the arrangement based on the relative estimated SSP of each distinct performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In determining SSP, we maximize observable inputs, when possible. Since our prices vary from customer to customer based on customer relationship, volume discount and contract type, there are instances where the SSP is not directly observable. In such instances, we estimate SSP by considering a number of data points, including cost of developing and supplying each performance obligation; types of offerings; and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists. These factors may vary over time, depending upon the unique facts and circumstances related to each deliverable. We review the SSP for each distinct performance obligation on a periodic basis, or when the underlying factors are deemed to have changed, and make updates when appropriate.

(c) Disaggregated Revenue

Revenues, classified by the major geographic region in which our customers are located, for the fiscal years ended September 30, 2024, 2023 and 2022 (dollars in thousands):

	Year Ended September 30,		
	2024	2023	2022
Revenues:			
United States	$ 139,441	$ 87,120	$ 100,564
Other Americas	623	244	99
Germany	94,050	87,211	74,550
Other Europe, Middle East and Africa	18,018	15,603	15,579
Japan	42,466	40,122	74,480
Other Asia-Pacific	36,906	64,175	62,619
Total net revenues	$ 331,504	$ 294,475	$ 327,891

Revenues relating to one customer accounted for $84.2 million, or 25.4% of revenue for the fiscal year ended September 30, 2024.

Revenues relating to one customer accounted for $42.1 million, or 14.3% of revenue for the fiscal year ended September 30, 2023.

Revenues relating to two customers accounted for $55.4 million, or 16.9%, and $48.9 million, or 14.9% of revenue for the fiscal year ended September 30, 2022. During fiscal year 2022, certain existing variable long-term contracts with our largest customer were converted into minimum purchase commitment deals. The estimated future revenues related to these long-term contracts were previously included in our estimated future revenues from variable forecasted royalties related to our embedded and connected businesses. These minimum purchase commitment deals accounted for $47.1 million of revenues for fiscal year 2022. The cash associated with these deals is expected to be collected over the distribution period, which could be up to five years.

(d) Contract Acquisition Costs

Capitalized costs primarily relate to paid commissions. In accordance with the practical expedient in ASC 606-10-10-4, we apply a portfolio approach to estimate contract acquisition costs for groups of customer contracts. We elect to apply the practical expedient in ASC 340-40-25-4 and will expense contract acquisition costs as incurred where the expected period of benefit is one year or less. Contract acquisition costs are deferred and amortized on a straight-line basis over the period of benefit, which we have estimated to be, on average, between one and eight years. The period of benefit was determined based on an average customer contract term, expected contract renewals, changes in technology and our ability to retain customers, including canceled contracts. We assess the amortization term for all major transactions based on specific facts and circumstances. Contract acquisition costs are classified as current or noncurrent assets based on when the expense will be recognized. The current and noncurrent portions of contract acquisition costs are included in Prepaid expenses and other current assets, and in Other assets, respectively. As of September 30, 2024 and 2023, we had $7.1 million and $8.0 million of contract acquisition costs. We had amortization expense of $3.8 million, $3.8 million and $2.5 million related to these costs during the fiscal years ended September 30, 2024, 2023 and 2022, respectively. There was no impairment related to contract acquisition costs.

(e) Capitalized Contract Costs

We capitalize incremental costs incurred to fulfill our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Our capitalized costs consist primarily of setup costs, such as costs to standup, customize and develop applications for each customer, which are incurred to satisfy our stand-ready obligation to provide access to our connected offerings. These contract costs are expensed to cost of revenue as we satisfy our stand-ready obligation over the contract term which we estimate to be between one and eight years, on average. The contract term was determined based on an average customer contract term, expected contract renewals, changes in technology, and our ability to retain customers, including canceled contracts. We classify these costs as current or noncurrent based on the timing of when we expect to recognize the expense. The current and noncurrent portions of capitalized contract fulfillment costs are presented as Deferred costs.

We had amortization expense of $8.9 million, $9.9 million and $10.2 million related to these costs during the fiscal years ended September 30, 2024, 2023 and 2022, respectively. There was no impairment related to contract costs capitalized.

(f) Trade Accounts Receivable and Contract Balances

We classify our right to consideration in exchange for deliverables as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional (i.e. only the passage of time is required before payment is due). We present such receivables in Accounts receivable, net in our Consolidated Balance Sheets at their net estimated realizable value. Accounts receivable, net as of September 30, 2024, 2023, and 2022 were $62.8 million, $61.3 million, and $45.1 million. We maintain an allowance for credit losses to provide for the estimated amount of receivables and contract assets that may not be collected.

Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Contract assets include unbilled amounts from long-term contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not solely subject to the passage of time. The current and noncurrent portions of contract assets are included in Prepaid expenses and other current assets and Other assets, respectively. The table below shows significant changes in contract assets (dollars in thousands):

	Contract assets
Balance as of September 30, 2022	$ 76,292
Revenues recognized but not billed	43,749
Amounts reclassified to accounts receivable, net	(65,931)
Foreign exchange impact on ending balance	2,598
Balance as of September 30, 2023	$ 56,708
Revenues recognized but not billed	33,037
Amounts reclassified to accounts receivable, net	(63,073)
Write-off of contract assets	(5,995)
Foreign exchange impact on ending balance	1,542
Balance as of September 30, 2024	$ 22,219

During the fiscal year ended September 30, 2024, we recorded a $6.1 million provision relating to the bankruptcy of one fitness equipment manufacturer, of which $6.0 million relates to a contract asset and $0.1 million relates to a trade receivable.

Our contract liabilities, which we present as deferred revenue, consist of advance payments and billings in excess of revenues recognized. We classify deferred revenue as current or noncurrent based on when we expect to recognize the revenues. The table below shows significant changes in deferred revenue (dollars in thousands):

	Deferred revenue
Balance as of September 30, 2022	$ 238,634
Amounts billed but not recognized	79,114
Revenue recognized	(99,888)
Foreign exchange impact on ending balance	4,739
Balance as of September 30, 2023	$ 222,599
Amounts billed but not recognized	109,201
Revenue recognized	(169,970)
Foreign exchange impact on ending balance	5,346
Balance as of September 30, 2024	$ 167,176

(g) Remaining Performance Obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied at September 30, 2024 (dollars in thousands):

	Within One Year	Two to Five Years	Greater than Five Years	Total
Total revenue	$ 81,613	$ 91,134	$ 32,763	$ 205,510

The table above includes fixed remaining performance obligations and does not include contingent usage-based activities, such as royalties and usage-based connected services. On October 31, 2023, we entered into an early termination agreement relating to a legacy contract acquired by Nuance through a 2013 acquisition. Previously the term of the contract ended on December 31, 2025, whereas the agreement signed on October 31, 2023, updated the termination date to December 31, 2023. There was no cash flow associated with this legacy contract. The effect of this change was to accelerate $67.8 million of deferred revenue into the first quarter of fiscal year 2024. We provided services to a separate customer, who in turn provided services to our legacy customer. Our customer terminated services on October 31, 2023. There was no cash flow associated with this contract. The effect of this termination was to accelerate $9.9 million of deferred revenue into the first quarter of fiscal year 2024.

4. Earnings Per Share

Basic earnings per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. The dilutive effect of restricted stock units is reflected in diluted net loss per share by applying the treasury stock method.

The dilutive effect of the Notes (as defined in Note 17) is reflected in net loss per share by application of the "if-converted" method. The "if-converted" method is only assumed in periods where such application would be dilutive. In applying the "if-converted" method for diluted net loss per share, we would assume conversion of the Notes at the respective conversion ratio as further described in Note 17. Assumed converted shares of our common stock are weighted for the period the Notes were outstanding.

The following table presents the reconciliation of the numerator and denominator for calculating net loss per share:

	September 30,					
in thousands, except per share data		2024		2023		2022
Numerator:						
Net loss	$	(588,078)	$	(56,254)	$	(310,826)
Denominator:						
Weighted average common shares outstanding - basic and diluted		41,642		40,215		39,187
Net loss per common share:						
Basic	$	(14.12)	$	(1.40)	$	(7.93)
Diluted	$	(14.12)	$	(1.40)	$	(7.93)

We exclude weighted-average potentially issuable shares from the calculations of diluted net loss per share during the applicable periods because their inclusion would have been anti-dilutive. The following table sets forth potential shares that were considered anti-dilutive for the fiscal years ended September 30, 2024, 2023 and 2022:

	Year Ended September 30,		
in thousands	2024	2023	2022
Restricted stock awards	-	273	227
Contingently issuable stock awards	232	150	8
Conversion option of our Notes	7,495	5,402	4,677

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques must maximize the use of observable inputs and minimize the use of unobservable inputs. When determining fair value measurements for assets and liabilities recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use in pricing the asset or liability.

The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement as of the measurement date as follows:

- Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 - Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the assets or liabilities.

- Level 3 - Unobservable inputs that are supported by little or no market activity.

The following table presents information about our financial assets that are measured at fair value and indicates the fair value hierarchy of the valuation inputs used (dollars in thousands) as of:

	September 30, 2024					
		Fair Value		Cash and Cash Equivalents		Marketable Securities
Level 1:						
Money market funds $77,785 at cost [a]	$	77,785	$	77,785	$	-
Level 2:						
Government securities $3,940 at cost [b]		3,950		-		3,950
Time deposits, $3,700 at cost [a]		3,700		3,700		-
Corporate bonds, $4,984 at cost [b]		5,005		-		5,005
Convertible debt, $2,000 at cost [c]		3,099		-		-
Total assets	$	93,539	$	81,485	$	8,955

| | September 30, 2023 | | |
	Fair Value	Cash and Cash Equivalents	Marketable Securities
Level 1:			
Money market funds $66,349 at cost [a]	$ 66,349	$ 66,349	$ -
Government securities $4,421 at cost [b]	4,375	-	4,375
Level 2:			
Government securities $5,046 at cost [b]	5,000	-	5,000
Time deposits, $8,536 at cost [a]	8,536	8,536	-
Commercial paper, $496 at cost [b]	496	-	496
Corporate bonds, $10,073 at cost [b]	9,947	-	9,947
Debt securities, $2,000 at cost [c]	2,847	-	-
Total assets	$ 97,550	$ 74,885	$ 19,818

[a] Money market funds and other highly liquid investments with original maturities of 90 days or less are included within Cash and cash equivalents in the Consolidated Balance Sheets.

[b] Government securities, commercial paper and corporate bonds with original maturities greater than 90 days are included within Marketable securities in the Consolidated Balance Sheets and classified as current or noncurrent based upon whether the maturity of the financial asset is less than or greater than 12 months.

[c] Debt securities are classified as current within the Consolidated Balance Sheet based upon whether the maturity of the financial asset is less than or greater than 12 months. During the second quarter of fiscal year 2023, we obtained debt securities in a privately held company as part of a non-cash transaction.

During the fiscal years ended September 30, 2024, 2023, and 2022, we recorded unrealized gains (losses) related to our marketable securities of $0.3 million, $0.2 million, and ($0.4) million, respectively, within Accumulated other comprehensive loss.

The carrying amounts of certain financial instruments, including cash held in banks, accounts receivable, and accounts payable, approximate fair value due to their short-term maturities and are excluded from the fair value tables above.

Derivative financial instruments are recognized at fair value using quoted forward rates and prices and classified within Level 2 of the fair value hierarchy. See *Note 6 – Derivative Financial Instruments* for additional details.

Long-term debt

The estimated fair value of our Long-term debt is determined by Level 2 inputs and is based on observable market data including prices for similar instruments. As of September 30, 2024 and 2023, the estimated fair value of our Notes was $184.8 million and $257.4 million, respectively. The Notes are recorded at face value less unamortized debt discount and transaction costs on our Consolidated Balance Sheets. The carrying amount of the Senior Credit Facilities (as defined in Note 17) approximates fair value given the underlying interest rate applied to such amounts outstanding is currently set to the prevailing market rate.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

We measure certain assets at fair value on a non-recurring basis, primarily goodwill, intangible assets, and long-lived assets. These assets were initially measured and recognized at amounts equal to the fair value determined as of the date of acquisition or purchase and are subject to changes in value only for foreign currency translation and impairment. See *Note 2 - Summary of Significant Accounting Policies* for additional information on impairment assessments and related Level 3 inputs for goodwill, indefinite-lived intangible assets and long-lived assets.

Equity securities

During the second quarter of fiscal year 2023, we obtained equity securities in a privately held company as part of a non-cash transaction. These equity securities are recognized at fair value and are classified within Level 2 of the fair value hierarchy.

We have non-controlling equity investment in privately held companies. We evaluated the equity investments under the voting model and concluded consolidation was not applicable. We accounted for the investments by electing the measurement alternative for investments without readily determinable fair values and for which we do not have the ability to exercise significant influence. The non-marketable equity securities are carried at cost less any impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, which is recorded within the Consolidated Statements of Operations.

Investments without readily determinable fair values were $2.6 million as of September 30, 2024 and 2023, respectively. These investments are included within Other assets on the Consolidated Balance Sheets. Impairment related to investments without readily determinable fair values was $0.5 million during the fiscal year ended September 30, 2023. No impairment was recorded for the fiscal years ended September 2024 and 2022.

6. Derivative Financial Instruments

We operate internationally and, in the normal course of business, are exposed to fluctuations in foreign currency exchange rates related to third-party vendor and intercompany payments for goods and services within our non-U.S. subsidiaries. We use foreign exchange forward contracts that are not designated as hedges to manage currency risk. The contracts can have maturities up to three years. As of September 30, 2024 and 2023, the total notional amount of forward contracts was $59.1 million and $98.0 million, respectively. As of September 30, 2024 and 2023, the weighted-average remaining maturity of these instruments was approximately 9.9 and 11.6 months, respectively.

The following table summarizes the fair value and presentation in the Consolidated Balance Sheets for derivative instruments as of September 30, 2024 and 2023 (dollars in thousands):

		Fair Value	
Derivatives not designated as hedges	**Classification**	**September 30, 2024**	**September 30, 2023**
Foreign currency forward contracts	Prepaid expenses and other current assets	$ 65	$ 477
Foreign currency forward contracts	Other assets	68	256
Foreign currency forward contracts	Accrued expenses and other current liabilities	691	1,613
Foreign currency forward contracts	Other liabilities	163	460

The following tables display a summary of the (loss) income related to foreign currency forward contracts within the Consolidated Statements of Operations for the fiscal years ended September 30, 2024, 2023 and 2022 (dollars in thousand):

		(Loss) income recognized in earnings		
		Year Ended September 30,		
Derivatives not designated as hedges	**Classification**	**2024**	**2023**	**2022**
Foreign currency forward contracts	Other income (expense), net	$ (1,062)	$ (2,492)	$ 860

7. Goodwill and Intangible Assets

(a) Goodwill

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2024 and 2023 were as follows (dollars in thousands):

	Total
Balance as of September 30, 2022	$ 890,802
Effect of foreign currency translation	9,540
Balance as of September 30, 2023	900,342
Goodwill impairment	(609,172)
Effect of foreign currency translation	5,688
Balance as of September 30, 2024	$ 296,858

(b) Intangible Assets, Net

The following tables summarizes the gross carrying amounts and accumulated amortization of intangible assets by major class (dollars in thousands):

	September 30, 2024			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (Years)
Customer relationships	$ 108,659	$ (106,953)	$ 1,706	0.5
Technology and patents	90,042	(90,042)	-	-
Total	$ 198,701	$ (196,995)	$ 1,706	

	September 30, 2023						
	Gross Carrying Amount		**Accumulated Amortization**		**Net Carrying Amount**		**Weighted Average Remaining Life (Years)**
Customer relationships	$	106,713	$	(102,942)	$	3,771	1.5
Technology and patents		89,431		(89,327)		104	0.2
Total	$	196,144	$	(192,269)	$	3,875	

Amortization expense for acquired technology and patents is included in the cost of revenue in the accompanying Consolidated Statements of Operations and amounted to $0.1 million, $0.4 million, and $3.0 million for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. Amortization expense for customer relationships is included in operating expenses and amounted to $2.2 million, $5.9 million, and $11.5 million in the fiscal years ended September 30, 2024, 2023, and 2022, respectively. Estimated amortization for the remaining life of our intangible assets as of September 30, 2024, is as follows (dollars in thousands):

Year Ending September 30,	**Cost of Revenues**		**Operating Expenses**		**Total**	
2025		—		1,706		1,706
Total	$	—	$	1,706	$	1,706

8. Property and Equipment, Net

Property and equipment, net consisted of the following (dollars in thousands):

	Useful Life (In years)	September 30,			
		2024		**2023**	
Machinery and equipment	3-5	$	14,297	$	12,391
Computers, software and equipment	3-5		65,748		62,151
Leasehold improvements	2-15		9,457		10,378
Furniture and fixtures	5-7		3,646		3,736
Finance leases			3,428		3,427
Construction in progress			1,090		2,296
Subtotal			97,666		94,379
Less: accumulated depreciation			(67,527)		(60,366)
Total		$	30,139	$	34,013

As of September 30, 2024 and 2023, the net book value of capitalized internal-use software costs was $16.9 million and $17.2 million, respectively, which are included within computers, software, and equipment. Depreciation expense for the fiscal years ended September 30, 2024, 2023, and 2022 was $8.3 million, $9.8 million, and $9.4 million, respectively, which included amortization expense of $2.7 million, $4.0 million, and $3.7 million, respectively, for internally developed software costs.

The following table presents our property and equipment, net by geography at September 30, 2024 and 2023 (dollars in thousands):

	September 30,			
	2024		**2023**	
Long-lived assets:				
United States	$	23,903	$	26,117
Germany		1,440		1,861
Canada		1,321		1,695
Other countries		3,475		4,340
Total long-lived assets	$	30,139	$	34,013

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (dollars in thousands):

| | September 30, | |
	2024	2023
Legal settlement	$ 30,000	$ —
Compensation	18,755	24,997
Professional fees	4,015	3,386
Sales and other taxes payable	3,668	7,384
Cost of revenue related liabilities	2,864	4,326
Interest payable	1,735	1,781
Other	7,368	6,844
Total	$ 68,405	$ 48,718

The $30.0 million legal settlement relates to the settlement of the Securities Action (as defined in Note 13). The entire settlement amount is being funded by insurance proceeds for which a receivable has been recorded within Prepaid and other current assets. See *Note 13 - Commitment and Contingencies* for additional details.

10. Restructuring and Other Costs, Net

Restructuring and other costs, net include restructuring expenses as well as other charges that are unusual in nature, are the result of unplanned events, and arise outside of the ordinary course of our business.

The following table sets forth the fiscal year ended September 30, activity relating to restructuring charges (dollars in thousands):

	Personnel	Facilities	Restructuring Subtotal	Other	Total
Balance at September 30, 2021	$ 1,620	$ 1,881	$ 3,501	$ 1,534	$ 5,035
Restructuring and other costs, net	1,676	673	2,349	6,616	8,965
Non-cash adjustment	—	(708)	(708)	(4,000)	(4,708)
Cash payments	(2,021)	(188)	(2,209)	(1,873)	(4,082)
Foreign exchange impact on ending balance	2	(58)	(56)	—	(56)
Balance at September 30, 2022	1,277	1,600	2,877	2,277	5,154
Restructuring and other costs, net	7,778	460	8,238	3,679	11,917
Non-cash adjustment	—	(486)	(486)	3,300	2,814
Cash payments	(8,498)	(551)	(9,049)	(9,256)	(18,305)
Foreign exchange impact on ending balance	(8)	10	2	—	2
Balance at September 30, 2023	549	1,033	1,582	—	1,582
Restructuring and other costs, net	13,410	73	13,483	3,594	17,077
Non-cash adjustment	—	(534)	(534)	(300)	(834)
Cash payments	(10,231)	(569)	(10,800)	(2,722)	(13,522)
Foreign exchange impact on ending balance	30	(3)	27	—	27
Balance at September 30, 2024	$ 3,758	$ —	$ 3,758	$ 572	$ 4,330

Fiscal Year 2024

For the fiscal year ended September 30, 2024, we recorded restructuring and other costs, net of $17.1 million, which included a $13.4 million severance charge related to the elimination of personnel, of which $8.1 million related to the Plan, $2.8 million of consulting costs relating to our transformation initiatives, and $0.8 million of other one-time charges. We are focused on pursuing actions intended to position the Company to deliver on our generative AI and large language model product roadmap and also deliver improved financial results which include process optimization efforts and cost reductions.

Fiscal Year 2023

For the fiscal year ended September 30, 2023, we recorded restructuring and other costs, net of $11.9 million, which included a $7.8 million severance charge related to the elimination of personnel, $3.8 million of third-party fees relating to the modification of the 2025 Notes, and a $0.5 million charge resulting from the closure of facilities that will no longer be utilized.

Fiscal Year 2022

For the fiscal year ended September 30, 2022, we recorded restructuring and other costs, net of $9.0 million, which included $4.0 million, net of $5.0 million in forfeitures, in stock-based compensation due to the resignation of our former CEO and the resulting modification of certain stock-based awards, $2.6 million other one-time charges, $1.7 million severance charge related to the elimination of personnel, and $0.7 million charge resulting from the closure of facilities that will no longer be utilized.

11. Leases

We have entered into a number of facility and equipment leases which qualify as operating leases under GAAP. We also have a limited number of equipment leases that qualify as finance leases. We determine if contracts with vendors represent a lease or have a lease component under GAAP at contract inception. Our leases have remaining terms ranging from less than one year to six years. Some of our leases include options to extend or terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

Operating lease right of use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. As our leases generally do not provide an implicit rate, we use an estimated incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease within a particular location and currency environment.

The following table presents certain information related to lease term and incremental borrowing rates for leases as of September 30, 2024 and 2023:

	September 30, 2024	September 30, 2023
Weighted-average remaining lease term (in months):		
Operating leases	46.0	37.2
Finance leases	13.4	24.5
Weighted-average discount rate:		
Operating leases	6.6%	5.3%
Finance leases	4.4%	4.4%

The following table presents the lease-related assets and liabilities reported in the Consolidated Balance Sheets as of September 30, 2024 and 2023 (dollars in thousands):

	Classification	September 30, 2024	September 30, 2023
Assets			
Operating lease assets	Operating lease right of use assets	$ 12,879	$ 11,961
Finance lease assets	Property and equipment, net	410	825
Total lease assets		$ 13,289	$ 12,786
Liabilities			
Current			
Operating	Short-term operating lease liabilities	$ 4,528	$ 5,434
Finance	Accrued expenses and other current liabilities	394	437
Noncurrent			
Operating	Long-term operating lease liabilities	$ 8,803	$ 7,947
Finance	Other liabilities	53	408
Total lease liability		$ 13,778	$ 14,226

The following table presents lease expense for the fiscal years ended September 30, 2024, 2023 and 2022 (dollars in thousands):

	Year Ended September 30,		
	2024	2023	2022
Finance lease costs:			
Amortization of right of use asset	$ 415	$ 432	$ 435
Interest on lease liability	22	37	50
Operating lease cost	6,226	6,489	6,788
Variable lease cost	2,550	3,120	3,492
Sublease income	(216)	(195)	(187)
Total lease cost	$ 8,997	$ 9,883	$ 10,578

For the fiscal years ended September 30, 2024, 2023 and 2022 cash payments related to operating leases were $6.6 million, $6.6 million and $6.7 million, respectively. For the fiscal years ended September 30, 2024, 2023 and 2022, cash payments related to financing leases were $0.4 million, $0.4 million and $0.5 million, respectively, of which an immaterial amount related to the interest portion of the lease liability. For the fiscal years ended September 30, 2024, 2023 and 2022 right of use assets obtained in exchange for lease obligations were $5.8 million, $2.9 million and $7.5 million, respectively.

The table below reconciles the undiscounted future minimum lease payments under non-cancelable leases to the total lease liabilities recognized on the Consolidated Balance Sheet as of September 30, 2024 (dollars in thousands):

Year Ending September 30,	Operating Leases	Financing Leases	Total
2025	5,282	401	5,683
2026	3,222	53	3,275
2027	2,809	—	2,809
2028	2,146	—	2,146
2029	1,389	—	1,389
Thereafter	429	—	429
Total future minimum lease payments	$ 15,277	$ 454	$ 15,731
Less effects of discounting	(1,946)	(7)	(1,953)
Total lease liabilities	$ 13,331	$ 447	$ 13,778
Reported as of September 30, 2024			
Short-term lease liabilities	$ 4,528	$ 394	$ 4,922
Long-term lease liabilities	8,803	53	8,856
Total lease liabilities	$ 13,331	$ 447	$ 13,778

12. Stockholders' Equity

Share-based Compensation Plans

Per the Amended and Restated Certificate of Incorporation, which was adopted on October 1, 2019, 600,000,000 shares of capital stock have been authorized, consisting of 40,000,000 shares of Preferred Stock, par value $0.01 per share, or ("Preferred Stock"), and 560,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock").

On October 2, 2019, we registered the issuance of 6,350,000 shares of Common Stock, consisting of 5,300,000 shares of Common Stock reserved under the Cerence 2019 Equity Incentive Plan, ("Equity Incentive Plan"), and 1,050,000 shares of Common Stock that are reserved for issuance under the Cerence 2019 Employee Stock Purchase Plan ("ESPP"). The Equity Incentive Plan provides for the grant of incentive stock options, stock awards, stock units, stock appreciation rights, and certain other stock-based awards. The shares available for issuance will automatically increase on January 1st of each year, by the lesser of (A) three percent (3%) of the number of shares of Common Stock outstanding as of the close of business on the immediately preceding December 31st; and (B) the number of shares of Common Stock determined by the Board on or prior to such date for such year. Awards issued under the Plan may not have a term greater than ten years from the date of grant. On March 4, 2024, we registered the issuance of 600,000 shares of Common Stock, reserved for issuance under the Cerence Inc. 2024 Inducement Plan. On October 6, 2024, we adopted Amendment No. 1 to the Cerence Inc. 2024 Inducement Plan, which increased the number of authorized shares of our Common Stock available for issuance under the 2024 Inducement Plan from 600,000 to 3,000,000.

Restricted Awards

The fair value of Restricted Awards, including Restricted Stock Units and Restricted Stock, is measured based upon the market price of the underlying common stock as of the date of grant. Restricted Awards generally vest over a period of two to four years. We also include certain Restricted Awards with vesting solely dependent on the achievement of specified performance targets. The fair value of Restricted Awards is amortized to expense over the awards applicable requisite service period. In the event that the employees' employment with us terminates, or in the case of awards with only performance targets, if those targets are not met, any unvested shares are forfeited.

In fiscal years ended September 30, 2024, 2023 and 2022, we withheld payroll taxes totaling $9.9 million, $4.9 million and $49.0 million, respectively, related to the vesting of Restricted Awards.

Restricted Units are not included in issued and outstanding common stock until the shares are vested and released. The table below summarizes activity related to Restricted Stock Units:

	Non-Vested Restricted Stock Units					
	Time-Based Shares	Performance-Based Shares	Total Shares	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Non-vested at September 30, 2023	2,372,145	1,145,550	3,517,695	$ 32.52		
Granted	2,289,140	454,718	2,743,858	$ 17.10		
Vested	(1,266,750)	(63,998)	(1,330,748)	$ 35.89		
Forfeited	(807,149)	(416,833)	(1,223,982)	$ 26.14		
Non-vested at September 30, 2024	2,587,386	1,119,437	3,706,823	$ 23.51		
Expected to vest			3,706,823	$ 23.51	0.87	$ 11,639

Employee Stock Purchase Plan

On October 2, 2019, we adopted the ESPP and approved 1,050,000 shares for issuance under this plan. The ESPP is administered by our Board of Directors' Compensation Committee.

The ESPP provides for the issuance of shares of our common stock to participating employees. At the end of each designated offering period, which occurs every six months on February 15 and August 15, employees can elect to purchase shares of our common stock with contributions of up to 12% of their base pay, accumulated via payroll deductions, at an amount equal to 85% of the lower of our stock price on (i) the first day of the offering period, or (ii) the last day of the offering period.

We use the Black-Scholes option pricing model to calculate the fair value of shares issued under the ESPP. The Black-Scholes model relies on a number of key assumptions to calculate estimated fair values. Expected volatility is based on the historical volatility of our common stock, and the expected term represents the period of time the ESPP purchase rights are expected to be outstanding and approximates the offering period. The risk-free interest rate is based on yields on U.S. Treasury Securities with a maturity similar to the estimated expected term of the ESPP purchase rights. We assume no expected dividends.

The following table sets forth the weighted-average key assumptions and fair value results for shares issued under the ESPP during the fiscal years ended September 30, 2024, 2023 and 2022:

	Year Ended September 30,		
	2024	2023	2022
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	5.33%	3.95%	0.41%
Expected volatility	50.45%	65.71%	69.58%
Expected life (in years)	0.50	0.50	0.50
Weighted-average fair value of shares issued (per share)	$ 6.69	$ 9.73	$ 27.54

The following table sets forth the quantities and average prices of shares issued under the ESPP for the fiscal years ended September 30, 2024, 2023 and 2022:

	Year Ended September 30,		
	2024	2023	2022
Shares issued under the ESPP	171,753	88,625	80,417
Average price of shares issued	$ 7.93	$ 20.58	$ 28.18

Stock-based Compensation

During the fiscal years ended September 30, 2024, 2023 and 2022, we recognize stock-based compensation expenses over the requisite service periods. Our share-based awards are classified within equity. Stock-based compensation for the anticipated Restricted Awards has been adjusted to reflect our estimated achievement under the modified targets and is recorded prospectively over the requisite service period.

The amounts included in the Consolidated Statements of Operations related to stock-based compensation are as follows (dollars in thousands):

	Year Ended September 30,		
	2024	2023	2022
Cost of connected services	$ 288	$ 445	$ 499
Cost of professional services	2,345	3,258	3,267
Research and development	10,449	17,167	10,196
Sales and marketing	2,199	3,454	3,569
General and administrative	8,392	16,442	6,545
Restructuring and other costs, net	—	—	4,000
Total	$ 23,673	$ 40,766	$ 28,076

During the fiscal year ended September 30, 2022, we recorded $4.0 million, net of $5.0 million in forfeitures, in stock-based compensation due to the resignation of our former CEO and the resulting modification of certain stock-based awards in Restructuring and other costs, net. We recorded $2.4 million, net of $0.2 million in forfeitures, in stock-based compensation due to the retirement of our former CFO and resignation of our former General Counsel and the resulting modification of certain stock-based awards.

13. Commitments and Contingencies

Litigation and Other Claims

Similar to many companies in the software industry, we are involved in a variety of claims, demands, suits, investigations and proceedings that arise from time to time relating to matters incidental to the ordinary course of our business, including at times actions with respect to contracts, intellectual property, employment, benefits and securities matters. At each balance sheet date, we evaluate contingent liabilities associated with these matters in accordance with ASC 450 "Contingencies." If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgments are required for the determination of probability and the range of the outcomes, and estimates are based only on the best information available at the time. Due to the inherent uncertainties involved in claims and legal proceedings and in estimating losses that may arise, actual outcomes may differ from our estimates. Contingencies deemed not probable or for which losses were not estimable in one period may become probable, or losses may become estimable in later periods, which may have a material impact on our results of operations and financial position. As of September 30, 2024, accrued losses were not material to our consolidated financial statements, and we do not expect any pending matter to have a material impact on our consolidated financial statements.

City of Miami Fire Fighters' and Police Officers' Retirement Trust Action

On February 25, 2022, a purported shareholder class action captioned as City Of Miami Fire Fighters' and Police Officers' Retirement Trust v. Cerence Inc., et al. (the "Securities Action") was filed in the United States District Court for the District of Massachusetts, naming the Company and two of its former officers as defendants. Following the court's selection of a lead plaintiff and lead counsel, an amended complaint was filed on July 26, 2022. The plaintiff claims to be suing on behalf of anyone who purchased the Company's common stock between November 16, 2020 and February 4, 2022. The lawsuit alleges that material misrepresentations and/or omissions of material fact regarding the Company's operations, financial performance and prospects were made in the Company's public disclosures during the period from November 16, 2020 to February 4, 2022, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The plaintiff seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney's fees. On September 9, 2022, the defendants in the Securities Action moved to dismiss the action in its entirety. On March 25, 2024, the court granted in part and denied in part the motion to dismiss, dismissing certain of the alleged misrepresentations and omissions while allowing claims challenging certain other alleged misrepresentations and omissions to proceed. On April 15, 2024, the defendants filed their answer to the amended complaint. On August 14, 2024, the parties conducted a mediation and thereafter the parties agreed to settle the matter for $30.0 million, subject to court approval. On September 18, 2024, the Court granted preliminary approval of the settlement and scheduled a final settlement approval hearing on December 16, 2024. The entire settlement amount is being funded by insurance proceeds. As of September 30, 2024, we have recorded a $30.0 million receivable related to the insurance proceeds within Prepaid and other current assets and a $30.0 million liability related to the settlement within Accrued expenses and other current liabilities.

Derivative Actions

On May 10 and 12, 2022, respectively, plaintiffs William Shafer and Peter Morse filed shareholder derivative complaints in the United States District Court for the District of Massachusetts on behalf of Cerence Inc. against defendants (and former officers) Sanjay Dwahan and Mark J. Gallenberger as well as board members Arun Sarin, Thomas Beaudoin, Marianne Budnik, Sanjay Jha, Kristi Ann Matus, Alfred Nietzel and former CEO and board member Stefan Ortmanns. These actions are premised on factual contentions substantially similar to those made in the Securities Action and contain substantially similar legal contentions. As such, on June 13, 2022, at the parties' request, the court consolidated these derivative actions into a single action and appointed co-lead counsel for plaintiffs in that consolidated action. On May 24, 2024, defendants filed a motion to dismiss under the forum selection clause in the Company's charter, and on June 7, 2024, plaintiffs opposed the motion to dismiss. The parties are awaiting the court's decision on the motion to dismiss.

Three shareholder derivative complaints making factual and legal contentions substantially similar to those raised in the consolidated federal derivative action have been also filed in the Delaware Court of Chancery: the first filed on October 19, 2022 by plaintiff Melinda Hipp against the defendants named in the consolidated federal derivative action and board member Douglas Davis, the second filed on August 17, 2023 by plaintiff Catherine Fleming against the defendants named in the consolidated federal derivative action, and the third filed on July 10, 2024 by plaintiff Alberto Goncalves against the defendants named in the consolidated federal derivative action. On October 20, 2023, Ms. Hipp voluntarily dismissed her action with prejudice. On June 26, 2024, the court stayed the Fleming action pending the outcome of mediation. On August 12, 2024, the court stayed the Goncalves action pending the outcome of mediation.

Given the uncertainty of litigation, the preliminary stage of the cases, and the legal standards that must be met for, among other things, derivative standing and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from these derivative actions.

A.P., a minor, by and through her guardian, Carlos Pena and Carlos Pena Action

On March 24, 2023, plaintiffs A.P., a minor, by and through her guardian, Carlos Pena, and Carlos Pena, each individually and on behalf of similarly situated individuals filed a purported class action lawsuit in the Circuit Court of Cook County, Illinois, Chancery Division (Case. No. 2023CH02866 (Cir. Ct. Cook Cnty. 2023)). The case was removed to Federal Court (Case No. 1:23CV2667 (N.D. Ill.)), and then severed and remanded back in part, so there are two pending cases. Plaintiffs subsequently amended the federal complaint twice, with the latest second amended complaint, filed on July 13, 2023, adding plaintiffs Randolph Freshour and Vincenzo Allan, each also filing individually and on behalf of similarly situated individuals. Plaintiffs allege that Cerence violated the Illinois Biometric Information Privacy Act ("BIPA"), 740 ILCS 14/1 et seq. through Cerence's Drive Platform technology, which is integrated in various automobiles. The named plaintiffs allegedly drove or rode in a vehicle with Cerence's Drive Platform technology. Across both cases, plaintiffs allege that Cerence violated: (1) BIPA Section 15(a) by possessing biometrics without any public written policy for their retention or destruction; (2) BIPA Section 15(b) by collecting, capturing, or obtaining biometrics without written notice or consent; (3) BIPA Section 15(c) by profiting from biometrics obtained from Plaintiffs and putative class members; and (4) BIPA Section 15(d) by disclosing biometrics to third party companies without consent. Cerence has filed motions to dismiss both cases. On February 27, 2024, the Circuit Court issued an order denying Cerence's motion to dismiss. On April 16, 2024, Cerence filed its answer and affirmative defenses, a motion to certify the Court's order on Cerence's motion to dismiss, and a motion to stay. Thereafter, in exchange for Cerence withdrawing its motions to certify and stay, plaintiffs filed amended complaints in both the Circuit Court and Federal Court. Cerence's answers in the Federal Court and Circuit Court were due on July 15 and July 18, 2024, respectively, which the Company filed on such dates. Plaintiffs are seeking statutory damages of $5,000 for each willful and/or reckless violation of BIPA and, alternatively, damages of $1,000 for each negligent violation of BIPA. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Samsung Electronics Co. Ltd and Samsung Electronics America, Inc.

On March 15, 2024, Cerence filed its second patent infringement complaint against Samsung alleging infringement of four Cerence patents. In its responsive pleading on July 10, 2024, Samsung asserted counterclaims, alleging infringement of U.S. Patent Nos. 10,395,657; 10,720,162; 11,823,682; and 9,583,103 against the Cerence Assistant. Samsung seeks damages, including trebled damages, and its costs and fees. Cerence filed its answer denying the allegations and counterclaims of invalidity and noninfringement on September 4, 2024. Trial is scheduled to begin in January 2026. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Guarantees and Other

We include indemnification provisions in the contracts we enter with customers and business partners. Generally, these provisions require us to defend claims arising out of our products' infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs and attorneys' fees arising out of such claims. In most, but not all cases, our total liability under such provisions is limited to either the value of the contract or a specified, agreed-upon amount. In some cases, our total liability under such provisions is unlimited. In many, but not all cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments we could be required to make under all the indemnification provisions is unlimited, we believe the estimated fair value of these provisions is minimal due to the low frequency with which these provisions have been triggered.

We indemnify our directors and officers to the fullest extent permitted by Delaware law, which provides among other things, indemnification to directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by such persons in their capacity as a director or officer of the Company, regardless of whether the individual is serving in any such capacity at the time the liability or expense is incurred. Additionally, in connection with certain acquisitions, we agreed to indemnify the former officers and members of the boards of directors of those companies, on similar terms as described above, for a period of six years from the acquisition date. In certain cases, we purchase director and officer insurance policies related to these obligations, which fully cover the six-year period. To the extent that we do not purchase a director and officer insurance policy for the full period of any contractual indemnification, and such directors and officers do not have coverage under separate insurance policies, we would be required to pay for costs incurred, if any, as described above.

As of September 30, 2024, our letters of credit in connection with security deposits for facility leases totaled $0.6 million in the aggregate. These letters of credit have various terms and expire during fiscal year 2025 and beyond, while some of the letters of credit may automatically renew based on the terms of the underlying agreements.

14. Pension and Other Post-Retirement Benefits

Defined Contribution Plans

We have established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all of our U.S. employees who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. We match 50% of employee contributions up to 6% of eligible salary. We incurred charges for contributions to these 401(k) defined contribution plans of $0.5 million, $0.5 million, and $0.5 million for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Defined Benefit Pension Plans

We sponsor certain defined benefit pension plans that are offered primarily by our foreign subsidiaries. Many of these plans are required by local regulatory requirements. We may deposit funds for these plans with insurance companies, third party trustees or into government-managed accounts consistent with local regulatory requirements, as applicable.

The total defined benefit plan pension expenses incurred for these plans were $0.3 million, $0.5 million, and $0.5 million for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. Our aggregate projected benefit obligation and aggregate net liability for defined benefit plans as of September 30, 2024 was $12.2 million and $6.2 million, as of September 30, 2023 was $11.8 million and $5.5 million, and as of September 30, 2022 was $10.4 million and $4.9 million, respectively.

For the fiscal year ended September 30, 2024, we recognized a curtailment and settlement benefit of $0.4 million related to restructuring programs.

For the fiscal years ended September 30, 2024, 2023 and 2022, charges for contributions to defined benefit pension plans were not material to the Consolidated Statements of Operations.

15. Relationship with Parent and Related Entities

In connection with the Spin-Off, we entered into several agreements with Nuance that set forth the principal actions taken or to be taken in connection with the Spin-Off and that govern the relationship of the parties following the Spin-Off, including the following:

- **Separation and Distribution Agreement***:* We entered into a Separation and Distribution Agreement with Nuance in advance of the Distribution. The Separation and Distribution Agreement sets forth our agreements with Nuance regarding the principal actions to be taken in connection with the Spin-Off. It also sets forth other agreements that govern aspects of our relationship with Nuance following the Spin-Off.

- **Tax Matters Agreement***:* We entered into a Tax Matters Agreement with Nuance that governs the respective rights, responsibilities and obligations of Nuance and us after the Distribution with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

- **Transition Services Agreement:** We entered into a Transition Services Agreement pursuant to which Nuance will provide us, and we will provide Nuance, with certain specified services for a limited time to help ensure an orderly transition following the Distribution.

- **Employee Matters Agreement:** We entered into an Employee Matters Agreement with Nuance that addresses employment and employee compensation and benefits matters. The Employee Matters Agreement addresses the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participated prior to the Spin-Off.

- **Intellectual Property Agreement:** We entered into an Intellectual Property Agreement with Nuance, pursuant to which we granted to Nuance, and Nuance granted to us, perpetual, non-exclusive, royalty-free licenses to certain patents and technology, as well as certain other intellectual property that have historically been shared between us and Nuance.

- **Transitional Trademark License Agreement:** We entered into a Transitional Trademark License Agreement with Nuance, pursuant to which Nuance granted us a non-exclusive, royalty free license to continue using certain of Nuance's trademarks, trade names and service marks with respect to the "Nuance" and "Dragon" brands in connection with the sale, marketing and other commercialization of our products and services.

- **OEM and Distribution License Agreements:** We entered into four OEM and Distribution License Agreements with Nuance. Under three of the four agreements, Cerence licenses to Nuance designated Cerence technologies for Nuance's internal use and for distribution to Nuance end-users and resellers. Under the final agreement, Nuance licenses to Cerence designated Nuance technologies for Cerence's internal use and for distribution to Cerence end-users and resellers. All agreements contain customary commercial terms for arrangements of this nature.

16. Income Taxes

Provision for income taxes

The components of loss before income taxes are as follows (dollars in thousands):

	Year Ended September 30,		
	2024	2023	2022
Domestic	$ (524,632)	$ (24,524)	$ (168,452)
Foreign	(59,978)	(11,865)	(30,299)
Loss before income taxes	$ (584,610)	$ (36,389)	$ (198,751)

The components of provision for income taxes are as follows (dollars in thousands):

	Year Ended September 30,		
	2024	2023	2022
Current:			
Federal	$ (561)	$ 611	$ 12
State	32	38	15
Foreign	8,655	11,619	14,761
Total current	$ 8,126	$ 12,268	$ 14,788
Deferred:			
Federal	(4,596)	7,941	(6,823)
State	219	(1,164)	218
Foreign	(281)	820	103,892
Total deferred	(4,658)	7,597	97,287
Provision for income taxes	$ 3,468	$ 19,865	$ 112,075
Effective income tax rate	(0.6)%	(54.6)%	(56.4)%

The provision for income taxes differed from the amount computed by applying the federal statutory rate to our loss before income taxes as follows (dollars in thousands):

	Year Ended September 30,		
	2024	2023	2022
Federal tax provision at statutory rate	$ (122,768)	$ (7,633)	$ (41,738)
State tax, net of federal benefit	199	(890)	185
Foreign tax rate and other foreign related tax items	3,230	3,203	920
Uncertain tax positions	1,681	4,202	25
Stock-based compensation	1,953	4,734	(15,020)
Global intangible low-taxed income	(1,601)	7,464	(554)
Goodwill impairment	114,863	—	39,933
Change in valuation allowance	(1,763)	27,101	128,034
Executive compensation	183	991	885
Non-deductible expenditures	835	211	210
R&D credits	(1,531)	(588)	(805)
Intangible property transfers	—	(18,930)	—
Capital losses	8,187	—	—
Provision for income taxes	$ 3,468	$ 19,865	$ 112,075

The effective income tax rate is based upon the income for the year, the composition of the income in different countries, and adjustments, if any, for the potential tax consequences, benefits or resolutions of audits or other tax contingencies. Our effective tax rate may be adversely affected by earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates.

Our effective tax rate for the fiscal year 2024 differed from the U.S. federal statutory rate of 21.0%, primarily due to impairment of book goodwill, the tax impacts of stock-based compensation, U.S. inclusions of foreign taxable income, valuation allowance on foreign loss carryforwards, and our composition of jurisdictional earnings.

Our effective tax rate for the fiscal year 2023 differed from the U.S. federal statutory rate of 21.0%, primarily due to the tax impacts of stock-based compensation, U.S. inclusions of foreign taxable income, valuation allowance on foreign loss carryforwards, and our composition of jurisdictional earnings. The intangible property transfers deferred tax benefit was offset by a change in valuation allowance deferred tax expense.

The effective tax rate for the fiscal year 2022 differed from the U.S. federal statutory rate of 21.0%, primarily due to the establishment of a valuation allowance in a foreign jurisdiction as discussed below, impairment of book goodwill, the tax impacts of stock-based compensation, and our composition of jurisdictional earnings.

As of September 30, 2024, we have not provided taxes on undistributed earnings of our foreign subsidiaries, which may be subject to foreign withholding taxes upon repatriation, as we consider these earnings indefinitely reinvested. Our indefinite reinvestment determination is based on the future operational and capital requirements of our domestic and foreign operations. We expect our international cash and cash equivalents and marketable securities will continue to be used for our foreign operations and therefore do not anticipate repatriating these funds. As of September 30, 2024, it is not practical to calculate the unrecognized deferred tax liability on these earnings due to the complexities of the utilization of foreign tax credits and other tax assets.

Deferred tax assets (liabilities) consist of the following as of September 30, 2024 and 2023 (dollars in thousands):

	September 30,			
	2024		2023	
Deferred tax assets:				
Net operating loss carryforwards	$	40,155	$	31,026
Capital loss carryforwards		—		8,187
Federal credit carryforwards		7,380		4,487
Accrued expenses and other reserves		3,119		4,620
Deferred revenue		37,508		52,513
Acquired intangibles		110,844		104,634
Interest limitations carryforward		9,456		10,997
Operating lease liabilities		3,714		4,493
Depreciation		25,394		13,152
Deferred compensation		1,028		1,851
Pension obligation		462		852
Other		3,873		4,148
Total deferred tax assets	$	242,933	$	240,960
Valuation allowance for deferred tax assets		(167,314)		(162,966)
Deferred tax assets	$	75,619	$	77,994
Deferred tax liabilities:				
Depreciation	$	(5,006)	$	(5,697)
Acquired intangibles		(6,889)		(11,707)
Convertible debt		—		—
Operating lease right of use assets		(3,557)		(3,896)
Deferred costs		(7,691)		(8,489)
Other		(1,656)		(2,166)
Total deferred tax liabilities		(24,799)		(31,955)
Net deferred tax assets	$	50,820	$	46,039

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expenses. We regularly assess the need for a valuation allowance against our deferred tax assets. In evaluating whether it is more likely than not that some or all of our deferred tax assets will not be realized, we consider all available positive and negative evidence. During the third quarter of fiscal year 2022, we established a valuation allowance of $107.6 million against our deferred tax assets in a foreign jurisdiction, which consists of tax amortizable intellectual property and net operating loss carryforwards. We will continue to maintain a valuation allowance against these deferred tax assets until we believe it is more likely than not that they will be realized. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard, the valuation allowance would be reversed accordingly in the period that such determination is made. As of September 30, 2024, we have $167.3 million in valuation allowance against our net foreign deferred tax assets. As of September 30, 2023, we have $154.8 million and $8.2 million against our net foreign and domestic deferred tax assets, respectively.

The remaining deferred tax assets after valuation allowances are primarily domestic. Based on the level of historical taxable income and projections for future taxable income over the periods for which these deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of the domestic deductible differences.

As of September 30, 2024, we have immaterial U.S. federal net operating loss ("NOL") carryforwards, we have state NOL carryforwards of $9.8 million, and foreign NOL carryforwards of $433.6 million, before uncertain tax positions of $270.2 million. As of September 30, 2023, we have immaterial U.S. federal net operating loss ("NOL") carryforwards, state NOL carryforwards of $8.4 million, and foreign NOL carryforwards of $385.8 million, before uncertain tax positions of $256.0 million. These carryforwards will expire at various dates beginning in 2026 and extending up to an unlimited period. As of September 30, 2024 and 2023, unlimited federal NOLs are immaterial and immaterial, respectively, and unlimited Netherlands NOLs are $360.7 million and $350.5 million, respectively.

As of September 30, 2024, we have U.S. federal research and development carryforwards and foreign tax credit carryforwards of $7.0 million, before uncertain tax positions of $5.2 million, state research and development credits of $0.3 million, and foreign research and development credits of $7.2 million. As of September 30, 2023, we have U.S. federal research and development carryforwards and foreign tax credit carryforwards of $7.6 million, before uncertain tax positions of $7.4 million, state research and development credits of $0.3 million, and foreign research and development credits of $5.5 million. These carryforwards will expire at various dates beginning in 2025 and extending up to 2041.

Uncertain Tax Positions

ASC 740 prescribes the accounting for uncertainty in income taxes recognized in the financial statements. We regularly assess the outcome of potential examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit which is more likely than not to be realized upon ultimate settlement. We recognize interest and penalties related to unrecognized tax positions in our provision for (benefit from) income taxes line of our Consolidated Statements of Operations.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows (dollars in thousands):

	September 30,	
	2024	2023
Balance at the beginning of the year	$ 85,172	$ 76,590
Beginning balance adjustment	4,018	4,977
Increases related to tax positions taken from prior periods	216	—
Decreases related to tax positions taken from prior periods	(2,272)	(1,476)
Increases related to tax positions taken during current period	484	5,382
Decreases for tax settlements and lapse in statutes	(218)	(301)
Balance at the end of the year	$ 87,400	$ 85,172

As of September 30, 2024 and 2023, beginning balance adjustments include cumulative translation adjustments of $4.0 million and $5.0 million, respectively.

As of September 30, 2024, $87.4 million of the unrecognized tax benefits, if recognized, would impact our effective tax rate. We do not expect a significant change in the amount of unrecognized tax benefits within the next 12 months. We recognized interest related to uncertain tax positions in our provision for (benefit from) income taxes of $1.3 million, $0.6 million and ($0.3) million during fiscal years 2024, 2023 and 2022 respectively. We recorded interest of $5.6 million and $4.2 million as of September 30, 2024 and 2023, respectively.

We are subject to U.S. federal income tax, various state and local taxes and international income taxes in numerous jurisdictions. The 2016 through 2023 tax years remain open for all purposes of examination by the IRS and other taxing authorities in material jurisdictions.

17. Long-Term Debt

Long-term debt consisted of the following (in thousands):

Description	Maturity Date	Convertible Debt Coupon Rate	Effective Interest Rate	Principal		Unamortized Discount		Deferred Issuance Costs		Carrying Value
			September 30, 2024							
2025 Modified Notes	6/1/2025	3.00%	3.70%	$	87,500	$	-	$	(406)	$ 87,094
2025 Modified Notes	7/1/2028	1.50%	8.55%		87,500		(2,777)		(10,602)	74,121
2028 Notes	7/1/2028	1.50%	1.91%		122,500		-		(1,809)	120,691
Total debt				$	297,500	$	(2,777)	$	(12,817)	281,906
Less: current portion of long-term debt										(87,094)
Total long-term debt										$ 194,812

Description	Maturity Date	Convertible Debt Coupon Rate	Effective Interest Rate	Principal		Unamortized Discount		Deferred Issuance Costs		Carrying Value
			September 30, 2023							
2025 Modified Notes	6/1/2025	3.00%	3.70%	$	87,500	$	-	$	(992)	$ 86,508
2025 Modified Notes	7/1/2028	1.50%	8.75%		87,500		(3,796)		(14,490)	69,214
2028 Notes	7/1/2028	1.50%	1.91%		122,500		-		(2,271)	120,229
Total debt				$	297,500	$	(3,796)	$	(17,753)	275,951
Less: current portion of long-term debt										—
Total long-term debt										$ 275,951

The following table summarizes the maturities of our borrowing obligations as of September 30, 2024 (in thousands):

Fiscal Year	2028 Notes		2025 Modified Notes		Total	
2025	$	—	$	87,500	$	87,500
2026		—		—		—
2027		—		—		—
2028		122,500		87,500		210,000
2029		—		—		-
Thereafter		—		—		—
Total before unamortized discount and issuance costs and current portion	$	122,500	$	175,000	$	297,500
Less: unamortized discount and issuance costs		(1,809)		(13,785)		(15,594)
Less: current portion of long-term debt		—		(87,094)		(87,094)
Total long-term debt	$	120,691	$	74,121	$	194,812

1.50% Senior Convertible Notes due 2028

On June 26, 2023, we issued $190.0 million in aggregate principal amount of 1.50% Convertible Senior Notes due 2028 (the "2028 Notes"), which are governed by an indenture (the "2028 Indenture"), between us and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"), in a private offering to qualified institutional buyers pursuant to Rule 144A under the

Securities Act of 1933, as amended (the "Securities Act"). On July 3, 2023, we issued an additional $20.0 million in aggregate principal amount of 2028 Notes. The net proceeds from the issuance of the 2028 Notes were $193.2 million after deducting transaction costs.

The 2028 Notes are senior, unsecured obligations and accrue interest payable semiannually in arrears on January 1 and July 1 of each year at a rate of 1.50% per year. The 2028 Notes will mature on July 1, 2028, unless earlier converted, redeemed, or repurchased. The 2028 Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

A holder of 2028 Notes may convert all or any portion of its 2028 Notes at its option at any time prior to the close of business on the business day immediately preceding April 3, 2028 only under the following circumstances: (1) during any fiscal quarter commencing after the fiscal quarter ending on September 30, 2023 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the "trading price" (as defined in the 2028 Indenture) per $1,000 principal amount of 2028 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; (3) if we call such 2028 Notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after April 3, 2028 until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert all or any portion of its 2028 Notes at any time, regardless of the foregoing circumstances.

The conversion rate is 24.5586 shares of our common stock per $1,000 principal amount of 2028 Notes (equivalent to an initial conversion price of approximately $40.72 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2028 Notes in connection with such a corporate event or convert its 2028 Notes called for redemption in connection with such notice of redemption, as the case may be.

We may not redeem the 2028 Notes prior to July 6, 2026. We may redeem for cash all or any portion of the 2028 Notes (subject to certain limitations), at our option, on a redemption date occurring on or after July 6, 2026 and on or before the 31st scheduled trading day immediately before the maturity date, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2028 Notes.

If we undergo a "fundamental change", subject to certain conditions, holders may require us to repurchase for cash all or any portion of their 2028 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The 2028 Indenture contains customary terms and covenants, including that upon certain events of default occurring, including related to the Senior Credit Facilities, and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the 2028 Notes then outstanding may declare the entire principal amount of all the 2028 Notes plus accrued special interest, if any, to be immediately due and payable.

In connection with the offering of the 2028 Notes, we repurchased $87.5 million in aggregate principal amount of the 2025 Notes in a privately negotiated transaction. We specifically negotiated the repurchase of the 2025 Notes with investors who concurrently purchased the 2028 Notes. We evaluated the transaction to determine whether the exchange should be accounted for as a modification or extinguishment under the provisions of ASC 470-50, which allows for an exchange of debt instruments between the same debtor and creditor to be accounted for as a modification so long as the instruments do not have substantially different terms. Because the concurrent redemption of the 2025 Notes and a portion of issuance of the 2028 Notes were executed with the same investors, we evaluated the transaction as a debt modification, on a creditor by creditor basis. The repurchase of the 2025 Notes and issuance of the 2028 Notes were deemed to not have substantially different terms on the basis that (1) the present value of the cash flows under the terms of the new debt instrument were less than 10% different from the present value of the remaining cash flows under the terms of the original instrument and (2) the fair value of the conversion feature did not change by more than 10% of the carrying value of the 2025 Notes, and therefore, the repurchase of the 2025 Notes was accounted for as a debt modification.

As a result, $87.5 million of the 2028 Notes are considered a modification of the 2025 Notes and are included in the balances of the 2025 Notes along with the remaining $87.5 million of the 2025 Notes (together the "2025 Modified Notes" and together with the 2028 Notes, the "Notes") that were not repurchased as part of the transaction. We recorded $14.3 million of fees paid directly to the lenders as deferred debt issuance costs, and $3.8 million of fees paid to third-parties were expensed in the period. As of September 30, 2024, the carrying amount of the 2025 Modified Notes was $161.2 million, net of unamortized costs of $13.8 million.

If a convertible debt instrument is modified or exchanged in a transaction that is not accounted for as an extinguishment, an increase in the fair value of the embedded conversion option shall reduce the carrying amount of the debt instrument with a corresponding increase in Additional paid-in capital. We recognized the increase in the fair value of the embedded conversion feature of $4.1 million as Additional paid-in capital and an equivalent discount that reduced the carrying value of the 2025 Modified Notes.

We accounted for $122.5 million of the 2028 Notes that were not negotiated with the investors of the 2025 Notes, as a single liability. We incurred transaction costs of $2.4 million relating to the issuance of the 2028 Notes, which were recorded as a direct deduction from the face amount of the 2028 Notes and are being amortized as interest expense over the term of the 2028 Notes using the interest method. As of September 30, 2024, the carrying amount of the 2028 Notes was $120.7 million and unamortized issuance costs of $1.8 million. As of September 30, 2024, the 2028 Notes were not convertible. As of September 30, 2024 and September 30, 2023, the if-converted value of the 2028 Notes was $113.0 million and $61.2 million, respectively, less than its principal amount.

3.00% Senior Convertible Notes due 2025

On June 2, 2020, we issued $175.0 million in aggregate principal amount of 3.00% Convertible Senior Notes due 2025 (the "2025 Notes"), including the initial purchasers' exercise in full of their option to purchase $25.0 million principal amount of the 2025 Notes, which are governed by an indenture (the "2025 Indenture"), between us and the Trustee, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The net proceeds from the issuance of the 2025 Notes were $169.8 million after deducting transaction costs.

The 2025 Notes are senior, unsecured obligations and accrue interest payable semiannually in arrears on June 1 and December 1 of each year, at a rate of 3.00% per year. The 2025 Notes will mature on June 1, 2025, unless earlier converted, redeemed, or repurchased. The 2025 Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. As of September 30, 2024 and 2023, the if-converted value of the 2025 Modified Notes was $160.9 million and $83.6 million, respectively, less than its principal amount.

A holder of 2025 Notes may convert all or any portion of its 2025 Notes at its option at any time prior to the close of business on the business day immediately preceding March 1, 2025 only under the following circumstances: (1) during any fiscal quarter commencing after the fiscal quarter ending on September 30, 2020 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the "trading price" (as defined in the 2025 Indenture) per $1,000 principal amount of 2025 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; (3) if we call such 2025 Notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after March 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert all or any portion of its 2025 Notes at any time, regardless of the foregoing circumstances.

The conversion rate is 26.7271 shares of our common stock per $1,000 principal amount of 2025 Notes (equivalent to an initial conversion price of approximately $37.42 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2025 Notes in connection with such a corporate event or convert its 2025 Notes called for redemption in connection with such notice of redemption, as the case may be.

The 2025 Notes did not by their terms permit repayment prior to June 5, 2023. We may redeem for cash all or any portion of the 2025 Notes, at our option, on a redemption date occurring on or after June 5, 2023 and on or before the 31st scheduled trading day immediately before the maturity date, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2025 Notes.

If we undergo a "fundamental change", subject to certain conditions, holders may require us to repurchase for cash all or any portion of their 2025 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2025 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The indenture governing the 2025 Notes contains customary terms and covenants, including that upon certain events of default occurring, including related to the Senior Credit Facilities, and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the 2025 Notes then outstanding may declare the entire principal amount of all the 2025 Notes plus accrued special interest, if any, to be immediately due and payable.

See "1.50% Senior Convertible Notes due 2028" section above for discussion on modification of the 2025 Notes as part of the offering of the 2028 Notes.

The interest expense recognized related to the Notes for the fiscal years ended September 30, 2024, 2023 and 2022 was as follows (dollars in thousands):

| | Year Ended September 30, | | |
	2024	2023	2022
Contractual interest expense	$ 5,776	$ 5,383	$ 5,246
Amortization of debt discount	1,019	258	3,755
Amortization of issuance costs	4,936	2,119	944
Total interest expense related to the Notes	$ 11,731	$ 7,760	$ 9,945

The conditional conversion feature of the Notes was not triggered during the fiscal year ended September 30, 2024. As of September 30, 2024, the Notes were not convertible. As of the date of this report, no Notes have been converted by the holders. Whether any of the Notes will be converted in future quarters will depend on the satisfaction of one or more of the conversion conditions in the future. If one or more holders elect to convert their Notes at a time when any such Notes are convertible, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional shares), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

Senior Credit Facilities

On June 12, 2020 (the "Financing Closing Date"), we entered into a Credit Agreement, by and among the Borrower, the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent (the "Credit Agreement"), consisting of a four-year senior secured term loan facility in the aggregate principal amount of $125.0 million (the "Term Loan Facility"). The net proceeds from the issuance of the Term Loan Facility were $123.0 million. We also entered into a senior secured first-lien revolving credit facility in an aggregate principal amount of $50.0 million (the "Revolving Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities"), which may be drawn on in the event that our working capital and other cash needs are not supported by our operating cash flow.

In connection with the issuance of the 2028 Notes, in the third quarter of fiscal year 2023, we borrowed $24.7 million under our Revolving Facility and paid $106.3 million towards our Term Loan Facility. As a result, we recorded $104.9 million extinguishment of debt and $1.3 million loss on the extinguishment of debt. All principal and interest on the Term Loan Facility have been paid in full. As of September 30, 2024 and September 30, 2023, there were no amounts outstanding under the Revolver Facility.

Our obligations under the Credit Agreement are jointly and severally guaranteed by certain of our existing and future direct and indirect wholly owned domestic subsidiaries, subject to certain exceptions customary for financings of this type. All obligations are secured by substantially all of our tangible and intangible personal property and material real property, including a perfected first-priority pledge of all (or, in the case of foreign subsidiaries or subsidiaries ("FSHCO") that own no material assets other than equity interests in foreign subsidiaries that are "controlled foreign corporations" or other FSHCOs, 65%) of the equity securities of our subsidiaries held by any loan party, subject to certain customary exceptions and limitations.

The Credit Agreement contains certain affirmative and negative covenants customary for financings of this type that, among other things, limit our and our subsidiaries' ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of our and our subsidiaries' equity interests. In addition, the Credit Agreement contains financial covenants, each tested quarterly, (1) a net secured leverage ratio of not greater than 3.25 to 1.00; (2) a net total leverage ratio of not greater than 4.25 to 1.00; and (3) minimum liquidity of at least $75 million. The Credit Agreement also contains events of default customary for financings of this type, including certain customary change of control events.

On December 17, 2020, we entered into Amendment No. 1 to the Credit Agreement. Amendment No. 1 extended the scheduled maturity date of the revolving credit and term facilities from June 12, 2024 to April 1, 2025.

Amendment No. 1 revised certain interest rates in the Credit Agreement. Following delivery of a compliance certificate for the first full fiscal quarter after the Amendment No. 1 Effective Date, the applicable margins for the revolving credit and term facilities is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the applicable margin is LIBOR plus 3.00% or ABR plus 2.00%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the applicable margin is LIBOR plus 2.75% or ABR plus 1.75%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the applicable margin is LIBOR plus 2.50% or ABR plus 1.50%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the applicable margin is LIBOR plus 2.25% or ABR plus 1.25%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the applicable margin is LIBOR plus 2.20% or ABR plus 1.00%. As a result of Amendment No 1, the applicable LIBOR floor was reduced from 0.50% to 0.00%.

In addition, the quarterly commitment fee required to be paid based on the unused portion of the Revolving Facility is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the unused line fee is 0.500%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the unused line fee is 0.450%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the unused line fee is 0.400%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the unused line fee is 0.350%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the unused line fee is 0.300%.

Through the fiscal quarter ending December 31, 2022, we are obligated to make quarterly principal payments in an aggregate amount equal to 1.25% of the original principal amount of the Term Loan Facility. From the fiscal quarter ending March 31, 2023 and for each fiscal quarter thereafter, we are obligated to make quarterly principal payments in an aggregate amount equal to 2.50% of the original principal amount of the Term Loan Facility, with the balance payable at the maturity date thereof.

Borrowings under the Credit Agreement are prepayable at our option without premium or penalty. We may request, and each lender may agree in its sole discretion, to extend the maturity date of all or a portion of the Senior Credit Facilities subject to certain conditions customary for financings of this type. The Credit Agreement also contains certain mandatory prepayment provisions in the event that we incur certain types of indebtedness or receive net cash proceeds from certain non-ordinary course asset sales or other dispositions of property, in each case subject to terms and conditions customary for financings of this type.

On November 22, 2022, we entered into Amendment No. 2 to the Credit Agreement. Amendment No. 2 modified certain financial covenants between the fiscal quarter ended March 31, 2023 to the fiscal quarter ended December 31, 2023. During the covenant adjustment period, each tested quarterly, we are required to maintain (1) a net secured leveraged ratio of not greater than 4.25 to 1.00; (2) minimum liquidity of at least $125 million; and (3) aggregate capital expenditures less than $7.5 million. The net total leverage ratio will be waived during the covenant adjustment period. At the conclusion of the covenant adjustment period, the original financial covenants will resume. As of September 30, 2024 and 2023, we were in compliance with all Credit Agreement covenants.

Amendment No. 2 was accounted for a debt modification, and therefore, $0.4 million of the refinancing fees paid directly to the lender were recorded as deferred debt issuance costs, and $0.1 million of the refinance fees paid to third parties were expensed in the period.

Amendment No. 2 revised certain interest rates in the Credit Agreement. The applicable margins for the revolving credit and term facilities is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 3.00% or ABR plus 2.00%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.75% or ABR plus 1.75%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.50% or ABR plus 1.50%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.25% or ABR plus 1.25%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.20% or ABR plus 1.00%. During the covenant adjustment period, and until the delivery of a compliance certificate for the first full fiscal quarter after the covenant adjustment period, the applicable margin will be SOFR plus 10 basis point credit spread adjustment plus 3.00% or ABR plus 2.00%.

On April 12, 2024, we entered into Amendment No. 3 to the Credit Agreement. Amendment No. 3 modified certain financial covenants. Tested quarterly, we will be required to maintain (i) a net secured leveraged ratio of not greater than 3.00 to 1.00; (ii) a minimum level of EBITDA (as defined in the Credit Agreement) of not less than (A) negative $5 million for the six month period ending June 30, 2024, (B) $7.5 million for the nine month period ending September 30, 2024, (C) $20 million for the four consecutive fiscal quarters ending December 31, 2024, (D) $30 million for the four consecutive fiscal quarters ending March 31, 2025, (E) $35 million for the four consecutive fiscal quarters ending June 30, 2025 and for the four consecutive fiscal quarters ending September 30, 2025, (F) $40 million for the four consecutive fiscal quarters ending December 31, 2025, and (G) $40 million for the four consecutive fiscal quarters ending March 31, 2026; (iii) minimum liquidity of at least $50 million; and (iv) aggregate capital expenditures of not more than $10 million. Our ability to comply with such covenants may be affected by our future financial performance as well as events beyond our control, including prevailing economic, financial and industry conditions.

Amendment No. 3 revised certain interest rates in the Credit Agreement. The applicable margin is SOFR plus 3.00% for SOFR loans and the highest of (i) the federal funds effective rate, (ii) the prime rate, and (iii) one-month SOFR plus 1.00% (the highest of clauses (i) through (iii), the "ABR") plus 2.00% for ABR loans.

Amendment No. 3 also modified the maturity date for the Revolving Facility. The Revolving Facility matures on April 1, 2026, provided that if on any date during the period commencing on the date which is 91 days prior to the maturity date of our 2025 Notes and any indebtedness incurred to refinance such notes that matures on or prior to July 1, 2026, and ending on July 1, 2026, the maturity date of such Early Maturity Debt has not been extended to a date after July 1, 2026 and we do not hold in a segregated deposit account an amount of cash sufficient to repay and discharge the principal amount of the Early Maturity Debt at maturity, then the Revolving Facility shall mature on the date that is 91 days prior to the maturity date of the Early Maturity Debt.

Total interest expense relating to the Senior Credit Facilities for the fiscal year ended September 30, 2024, 2023 and 2022 was $0.4 million, $6.7 million, $4.3 million, respectively, reflecting the coupon and accretion of the discount.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act required by Exchange Act Rules 13a-15(b) or 15d-15(b), our principal executive officer (our Chief Executive Officer) and principal financial officer (our Chief Financial Officer) have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by Cerence in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management report on internal control over financial reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles and include those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposals of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and all fraud. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of September 30, 2024, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control-Integrated Framework. Based on the results of this assessment, management (including our Chief Executive Officer and our Chief Financial Officer) has concluded that, as of September 30, 2024, our internal control over financial reporting was effective based on those criteria.

The attestation report concerning the effectiveness of our internal control over financial reporting as of September 30, 2024 issued by BDO USA, P.C., an independent registered public accounting firm, appears in Item 8 of this Annual Report on Form 10-K.

Changes in internal control over financial reporting. There were no material changes in our internal control over financial reporting during the three months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Plans. Our policy governing transactions in our securities by directors, officers and employees permits our officers, directors and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Exchange Act. Generally, under these trading plans, the individual relinquishes control over the transactions once the trading plan is put into place. Accordingly, sales under these plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving our company.

During the three-month period ending September 30, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and Regulation S-K, Item 408(a) and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports on Form 10-Q and 10-K filed with the Securities and Exchange Commission. However, we undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Our Board of Directors adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees on October 2, 2019. Our Code of Business Conduct and Ethics can be found at our website: *www.cerence.com*. We will provide to any person without charge, upon request, a copy of our Code of Business Conduct and Ethics. Such a request should be made in writing and addressed to Investor Relations, Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803.

To date, there have been no waivers under our Code of Business Conduct and Ethics. We will post any waivers, if and when granted, of our Code of Business Conduct and Ethics on our website at *www.cerence.com*.

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other designated persons. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this report. The Company does not currently have a stock repurchase program.

The additional information required by this Item for the Company will be set forth in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which information is hereby incorporated by reference.

Item 11. Executive Compensation.

The information required by this Item for the Company will be set forth in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item for the Company will be set forth in Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item for the Company will be set forth in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item for the Company will be set forth in Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as a part of this Report:

    (1) All Financial Statements— See Index to Financial Statements in Item 8 of this Report;

    (2) Financial Statement Schedules — All schedules have been omitted as the requested information is inapplicable or the information is presented in the financial statements or related notes included as part of this Report.

    (3) Exhibits — See Item 15(b) of this Report below.

(b) Exhibits.

EXHIBIT INDEX

Exhibit Index #	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
2.1	Separation and Distribution Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	2.1	October 2, 2019
3.1	Amended and Restated Certificate of Incorporation of Cerence Inc.		8-K	001-39030	3.1	October 2, 2019
3.2	Second Amended and Restated By-laws of Cerence Inc.		8-K	001-39030	3.1	May 4, 2023
4.1	Indenture, dated as of June 2, 2020, between Cerence Inc. and U.S. Bank, National Association, as Trustee.		8-K	001-39030	4.1	June 2, 2020
4.2	Form of Global Note, representing Cerence Inc.'s 3.00% Convertible Senior Notes due 2025 (included as Exhibit A to the Indenture filed as Exhibit 4.1).		8-K	001-39030	4.1	June 2, 2020
4.3	Description of Registrant's Securities		10-K	001-39030	4.3	November 29, 2023
4.4	Indenture, dated as of June 26, 2023, by and between Cerence Inc. and U.S. Bank Trust Company, National Association, as Trustee.		8-K	001-39030	4.1	June 26, 2023
4.5	Form of Global Note, representing Cerence Inc.'s 1.50% Convertible Senior Notes due 2028 (included as Exhibit A to the Indenture filed as Exhibit 4.1).		8-K	001-39030	4.1	June 26. 2023
10.1	Tax Matters Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.1	October 2, 2019
10.2	Transition Services Agreement between Nuance Communications, Inc. and Cerence Operating Company		8-K	001-39030	10.2	October 2, 2019
10.3	Employee Matters Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.3	October 2, 2019
10.4	Intellectual Property Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.4	October 2, 2019
10.5	Transitional Trademark License Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.5	October 2, 2019
10.6†	Cerence 2019 Equity Incentive Plan		S-8	333-234040	4.3	October 2, 2019
10.7†	Cerence 2019 Employee Stock Purchase Plan		S-8	333-234040	4.6	October 2, 2019
10.8†	Form of Change of Control and Severance Agreement - NEO		10-K	001-39030	10.14	December 19, 2020
10.9	Form of Indemnification Agreement		10-Q	001-39030	10.4	May 10, 2024
10.10†	Restricted Stock Unit Award Agreement		10-K	001-39030	10.13	November 19, 2020
10.11†	Performance-Based Restricted Stock Unit Award Agreement		10-K	001-39030	10.14	November 19, 2020
10.12	Credit Agreement, dated June 12, 2020, by and between Cerence Inc., the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent.		8-K	001-39030	10.1	June 17, 2020
10.13	Subsidiary Guarantee Agreement, dated June 12, 2020, by and between certain domestic subsidiaries of Cerence, as subsidiary guarantors, and Wells Fargo Bank, N.A., as administrative agent.		8-K	001-39030	10.2	June 17, 2020
10.14	Collateral Agreement, dated June 12, 2020, by and between Cerence Inc. and certain subsidiaries of Cerence, as pledgors, and Wells Fargo Bank, N.A., as collateral agent.		8-K	001-39030	10.3	June 17, 2020
10.15†	Amendment No. 1 to Cerence 2019 Equity Incentive Plan		10-K	001-39030	10.18	November 19, 2020

10.16	Amendment No. 1, dated as of December 17, 2020, by and among Cerence Inc., the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent	8-K	001-39030	10.1	December 21, 2020
10.17†	Offer Letter, dated December 14, 2021, by and between Cerence Inc. and Stefan Ortmanns	8-K	001-39030	10.1	December 15, 2021
10.18†	Offer Letter, dated May 4, 2022, by and between Cerence Inc. and Thomas Beaudoin	10-Q	001-39030	10.1	August 9, 2022
10.19†	Change of Control and Severance Agreement, effective as of May 5, 2022, by and between Cerence Inc. and Thomas Beaudoin	10-Q	001-39030	10.2	August 9, 2022
10.20†	Change of Control Equity Acceleration Agreement, effective as of June 19, 2022, by and between Cerence Inc. and Stefan Ortmanns	8-K	001-39030	10.1	June 24, 2022
10.21†	Change of Control and Severance Agreement, effective as of June 21, 2022, by and between Cerence GmbH and Stefan Ortmanns	8-K	001-39030	10.2	June 24, 2022
10.22	Amendment No. 2 to Credit Agreement, dated as of June 12, 2020, by and among Cerence Inc., the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent	10-K	001-39030	10.31	November 29, 2022
10.23†	Offer Letter, dated April 21, 2023, by and between Cerence Inc. and Iqbal Arshad	10-K	001-39030	10.24	November 29, 2023
10.24†	Change of Control and Severance Agreement, effective as of April 28,2023, by and between Cerence Inc. and Iqbal Arshad	10-K	001-39030	10.25	November 29, 2023
10.25†	Transitional Service and Advisory Agreement by and between Cerence Inc. and Prateek Kathpal	10-Q	001-39030	10.1	May 9, 2023
10.26†	2024 Inducement Plan and form of award agreement thereunder.	8-K	001-39030	10.1	March 4, 2024
10.27†	Offer Letter, dated February 27, 2024, by and between Cerence Inc. and Daniel Tempesta.	10-Q	001-39030	10.1	May 10, 2024
10.28†	Change of Control and Severance Agreement, effective as of March 18, 2024, by and between Cerence Inc. and Daniel Tempesta.	10-Q	001-39030	10.2	May 10, 2024
10.29**	Amendment No. 3, dated as of April 12, 2024, by and between Cerence Inc., the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent.	8-K	001-39030	10.1	April 15, 2024
10.30†**	Promotion Offer Letter, dated June 7, 2024, by and between Cerence Inc. and Jennifer Salinas	10-Q	001-39030	10.2	August 9, 2024
10.31†	Offer Letter by and between the Company and Brian Krzanich	8-K	001-39030	10.1	October 6, 2024
10.32†	Change of Control and Severance Agreement, dated October 7, 2024, by and between the Company and Brian Krzanich	8-K	001-39030	10.2	October 6, 2024
10.33†	Amendment No. 1 to Cerence Inc. 2024 Inducement Plan	8-K	001-39030	10.3	October 6, 2024
10.34†	Promotion Offer Letter, dated August 16, 2024, by and between Cerence Inc. and Nils Schanz	X			
10.35†	Retention Bonus Agreement, dated August 17, 2024, by and between Cerence Inc. and Nils Schanz	X			
19.1	Cerence Insider Trading Policy - Global	X			
21.1	Subsidiaries of the Registrant	X			
23.1	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm.	X			
24.1	Power of Attorney (including in signature pages hereto)	X			

31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X	
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X	
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.		
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.		
97.1	Compensation Recovery Policy	X	
101.INS	Inline XBRL Instance Document	X	
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X	
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*)	X	

†   Management contract or compensatory plan or arrangement
*   Furnished herewith.
**   Certain schedules and similar attachments have been omitted. The Company agrees to furnish a supplemental copy of any omitted schedule or attachment to the Securities and Exchange Commission upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

CERENCE INC.

Date: November 25, 2024
By: /s/ Brian Krzanich

Brian Krzanich
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of Brian Krzanich and Tony Rodriquez, acting singly, his true and lawful agent, proxy and attorneys-in-fact, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Brian Krzanich Brian Krzanich	Chief Executive Officer and Director *(Principal Executive Officer)*	November 25, 2024
/s/ Tony Rodriquez Tony Rodriquez	Interim Chief Financial Officer *(Principal Financial Officer)*	November 25, 2024
/s/ Katherine Roman Katherine Roman	Vice President, Corporate Controller *(Principal Accounting Officer)*	November 25, 2024
/s/ Arun Sarin Arun Sarin	Chairman of the Board	November 25, 2024
/s/ Thomas L. Beaudoin Thomas L. Beaudoin	Director	November 25, 2024
/s/ Marianne Budnik Marianne Budnik	Director	November 25, 2024
/s/ Sanjay Jha Sanjay Jha	Director	November 25, 2024
/s/ Kristi Ann Matus Kristi Ann Matus	Director	November 25, 2024
/s/ Alfred Nietzel Alfred Nietzel	Director	November 25, 2024
/s/ Marcy Klevorn Marcy Klevorn	Director	November 25, 2024
/s/ Doug Davis Doug Davis	Director	November 25, 2024

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